SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS – Capital Management Department DFSI – Investor Relations Division invest@eletrobras.com.br www.eletrobras.com

Marketletter – December 2010	Analysis of the Result

ELETROBRAS’ PERFORMANCE IN THE YEAR OF 2010

The consolidated financial statements of Eletrobras are prepared in accordance with International Financial Reporting Standards ("IFRS"). Preparing the individual financial statements, the Company adopted the accounting practices adopted in Brazil pronouncements made by CPC 15 to 43.

The Complete Financial Statements, for the year 2010, is available for download at Eletrobras website: http://www.eletrobras.com/elb/main.asp?Team={BAF29C7A-3A77-41A4-942F-067241DB4936}

Eletrobras registered in 2010 a net income of R$ 2,248 million, equivalent to R$ 1.99 per share, 249% higher than the amount registered in the same period of last year, when the Company reported a net income of R$ 911 million, equivalent to R$ 0.80 per share.

1.Shareholders Remuneration

The company’s bylaws determine, as required, minimum dividend of 25% of the net income, adjusted to the terms of the corporate legislation, respecting the minimum remuneration for the preferred shares class A and B, of 8% and 6%, respectively, from the share capital relating to these kinds and classes of shares.

Stated below are the adjusted net income and the amount of the minimum dividend required, according to applicable legislation, as well as the amount of the remuneration proposed to shareholders, to be approved by the Stockholders Meeting:

31/12/2010
Net profit	2,247,913
(-)Achievement of asset valuation adjustments	(3,166,317)
= Calculation basis	(918,404)
Minimum dividends	-
(+)Realization of revaluation reserve	2,205,694
(+)Reversal of revenue reserves	16,092
Minimum statutory dividend - preferred shares	370,755
Proposed shareholders remuneration
Minimum dividend (IOC) preferred shares	370,755
Aditional dividends (IOC) – common shares	753,201
1,123,956

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Marketletter – December 2010	Analysis of the Result

In 2010 Eletrobras registered as integral remuneration to the shareholders, interest on capital – JCP in the amount of R$ 370,755 (R$ 741.509 in 2009) added to the dividends of that year, in accordance with the applicable legislation. The remuneration per share was as follows:
Remuneration per share- in R$		12/31/2010	12/31/2009
Common shares	3.6029% of capital (2009 -1.77%)	0.83	0.41
Preferred shares class A	9.4118 % of capital (2009 - 9.41%)	2.17	2.17
Preferred shares class B	7.0588% of capital (2009 -7.06%)	1.63	1.63

Shareholders Remuneration declared in recent years:

R$ million	2010	2009	2008	2007	2006	2005
Declared dividend	1,124	742	1,715	703	460	442
Common shares dividend	753	371	1,344	363	119	153
Preferred shares dividend	371	371	371	340	340	289

Dividend declared per shares (in R$)
Common shares	0.83	0.41	1.48	0.40	0.26	0.33
Preferred shares class A	2.17	2.17	2.17	2.02	4.04	3.43
Preferred shares class B	1.63	1.63	1.63	1.51	3.03	2.57

2. IFRS Adjustments

Adoption of New Accounting Pronouncements

The table below illustrates the pronouncements (CPCs) that apply to the Company's business, as business segment:

Impacts on Equity

Item	Value	Main Facts
Other comprehensive income	134,314
Gains / losses	-799,495	Settlement gains and unrealized losses
Cumulative convertion adjustment	-1,038	Foreign Exchange-Investment Abroad - Itaipu / CHC / Inambari
Gains / losses with financial instruments	941,575	Marking to market of investments at cost
Hedge of cash flow	-6,727	Operating Result of SPEs - Hedge Aluminum

Equity Adjustment	-3,312,077
Embedded derivatives	-17,893	Float Aluminum - Premium rate Eletronorte
Fixed Asset- CPC 27	-2,613,297	Low Cost Shutdown/General Expenses - Angra Plants (R$ 1.6 billion)- Impairment Batalha / Simplício
Affiliates reflexes adjustments	-680,886	CTEEP R$ 500 million, Celpa, Cemat(R$ 140 million)
Total CPCs adjustments	-3,177,762

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Marketletter – December 2010	Analysis of the Result

Main Impact on the Results

ICPC 01 – Concession Contracts (R$ 800 million)
The recognition of the related assets as granting a right to receive from the client (intangible) or to be refunded at the end of the concession (financial asset) was performed based on the total fixed assets of the concession, exclusive of special obligations.

Whereas Eletrobras operates in three segments of the electricity sector, its assets structure will change substantially, mainly due to the application of the ICPC 01 subsidiaries in transmission and distribution.

The expected impacts on these segments are:

3. Eletrobras Financial Performance

The Consolidated Financial Statement of the Eletrobras System showed the following evolution:

CONSOLIDATED	Year – R$ million
	2010	2009	Range
Operating Income	27,419.2	24,711.9	11.0%
Operating Expenses	23,007.8	20,660.6	11.4%
Ebitda	4,411.4	4,051.4	8.9%
Financial Result	-364.1	-3,638.1	90.0%
Net Income	2,247.9	911.5	146.6%
Net Income per Share	R$ 2.25	R$ 1.10	146.6%
Operating Margin (%)	16.1%	16.4%	-0.3 pp
Net Margin (%)	8.2%	3.7%	4.5 pp

EBITDA Margin = EBITDA / Operating Revenue Operating Margin = Operating Income / Operating Revenue Net Margin = Net Income / Operating Revenue pp = percentage point

Revenue

In 2010, the consolidated net operating revenue grew 11% over the same period last year, totaling R$ 27,419 million.

4

Marketletter – December 2010	Analysis of the Result

	PARENT COMPANY		CONSOLIDATED
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
a) GENERATION
Comercialization	1,821,770	1,560,429	2,331,877	1,946,152
Supply / Sale of Energy	-	-	15,795,678	14,511,724
Regulatory Assets / Transfer Itaipu	215,989	(548,554)	215,989	(548,554)
OUTHERS	2,882	2,974	2,882	2,974
B) TRANSMISSION	-	-	-	-
Revenue from construction	-	-	2,322,937	1,389,752
Operation and maintenance revenue	-	-	2,225,952	1,981,838
Update Rate of return - Transmission	-	-	1,766,731	1,704,929
c) DISTRIBUITION	-	-	-	-
Supply	-	-	3,909,083	4,450,542
Revenue from construction	-	-	810,475	361,709
Operation and maintenance revenue	-	-	433,048	30,118
Other revenues	-	-	1,200,655	1,206,390
TOTAL	2,040,641	1,014,849	31,015,307	27,037,574

OPERATING REVENUE DEDUCTIONS
Global Reversion Reserve	-	-	575,505	523,236
Fuel Consumption Account	-	-	438,544	295,618
Energy Development Account	-	-	98,430	61,991
Incentive Program for Alternative Sources of Electricity - PROINFA	-	-	162,244	129,347
ICMS	-	-	1,040,163	1,047,664
PASEP e COFINS	133,204	43,159	1,711,238	1,531,542
Others Deductions	-	-	239,781	307,271
	133,204	43,159	4,265,905	3,896,669

Results of operations from Energy	1,907,437	971,690	26,749,402	23,140,906

Result of Equity Ownership	2,177,646	3,694,296	669,755	1,571,031

Net Operating Income	4,085,083	4,665,987	27,419,157	24,711,937
(*) See Note 41.I

In generation:

The revenue increase 12% in relation to the same period of the last year primarily due to the increase in the amount of transactions in this area

In transmission:

The revenue increase 27% in relation to the same period of the last year. it is noteworthy that due to the the adoption of the new the accounting standard, the Company began recognizing revenue related to building of the infrastructure

6

Marketletter – December 2010	Analysis of the Result

used for the transmission, which amounts in 2010 and 2009 were R$ 2,322.9 million and R$ 1,389.8 million, respectively

In distribution:

The revenue increase 17% in in relation to the same period of the last year, mainly due to the tariff adjustment of the Eletrobras System companies that operate in the distribution sector.

Operating Expenses

The Operating expenses showed an increase of about 11%, especially due to:

•          Cost of Electricity - The Electric Energy purchased for resale increased by 20%, due to the readjustment in the price of the  power purchase agreement and the increase in the amount of energy bought of the energy of other companies.

•          Network Use - The charges for use of the transmission of energy grid had an increase of 7% over the same period of the last year, due to the increase of the network usage of other companies.

•          Personnel, Material and Services - The costs of personnel, material and services increased by 13%, mainly due to the readjustment of salaries and contracts for services.

Revenue (expenses)

The Financial result of Eletrobras was an expense of R$ 364 million, while in the same period of 2009 an expense of R$ 3,638 million was verified.

The main events that influenced this evolution were

In the 12 months of 2010 Eletrobras recorded a foreign exchange loss of R$ 432 million, versus a loss of R$ 4,619 million in 2009, representing a variation of R$ 4,187 million or 91%. Regarding the monetary variations resulting from the internal levels of prices in the year 2010, the Company observed a gain of R$ 616 million, while in 2009, a gain of R$ 356 million. The impact of the liability monetary variation in relation to leases was approximately R$ 332 million, while in 2009 R$ 213 million was filed.

C-Volume of Energy Sold

Volume of Energy Sold per company in the year (in GWh)

4. Sale of electricity of Parent Company

4.1 Itaipu

Law 10,438 of April 26th, 2002, assigned the responsibility for the Company's acquisition of all of the energy produced by Itaipu Binational to be consumed in Brazil, becoming the supplier of electric energy.

7

Marketletter – December 2010	Analysis of the Result

Thus, were sold in fiscal year 2010 equivalent to 34,464 GWh, and the rate of power supply (purchase), practiced by Itaipu, from US$ 22.60 /kW, and the rate of transfer (sale) US$ 24, 63/kW.

The proceeds from the sale of electricity from Itaipu, pursuant to Decree 4550 of December 27th of 2002, subject to the amendments introduced by Decree 6265 of November 22nd of 2007, has allotted as follows:

a) if positive, shall be allocated by proportional and individual consumption, the bonus credit on energy bills of consumers in the National Interconnected System, members of the residential and rural, with monthly consumption below 350 kWh; b) if negative, is incorporated by ANEEL to calculate the rate of transfer of power purchased in the year following the formation of the result.

This trading operation does not impact the Company’s outcome, which under current rules, the negative outcome represents an unconditional right to receive a negative and effective obligation.

In fiscal year 2010, the activity had a surplus of R$ 192.5 million being included in the obligation arising under "Reimbursement Obligation".

Values from energy power sale generated at Itaipu

Under Law 11.480/2007 was removed from financing contracts concluded with Itaipu, and contracts of assignment of claims settled with the Treasury, from 2007, being guaranteed to the Company to maintain its full flow of revenues.

As a result, it was edited, though, Decree 6265 of November 22nd, 2007, aiming to regulate the commercialization of electricity from Itaipu Binational, setting the differential to be applied in the rate of pass-through, creating an active part on the differential annual discharged, equivalent to annual adjustment factor withdrawn funding, to be included in the rate of transfer annually, from 2008.

Thus came to be included in the rate of transfer of power from the Itaipu, from 2008, the gap caused by the removal of the annual adjustment factor, whose values are set annually by ministerial decree of the Ministries of Finance and Mines and Energy. In the rate of transfer into force in 2010, is included in the amount equivalent to US$ 214.9 million, which will be received by the Company through charges to consumers, by ordinance approved MME / MF 398/2008.

The balance resulting from the sale of energy power from Itaipu Binational, represented by Heading Right of Redress, submitted in noncurrent assets, amounts of R$ 1,911.0 million at December 31 of 2010, equivalent to US$ 1,146.9 million (December 31st, 2009 - R$ 1,803.3 million, equivalent to US$ 1,035.7 million and January 1st, 2009 - R$ 4,312.8 million, equivalent to US$ 1,845.4 million), of which R$ 1,211.4 million, equivalent to US$ 715.1 million will be transferred to Treasury until 2023 represented in obligations to pay compensation. These values will be achieved through its inclusion in the rate of transfer to be practiced until 2023.

2010	US$ million	R$ million
Revenue originally from Right to Reimbursement	215.9	431.0
Expenditure from the Refund Obligations	155.5	253.0
Revenue of:	109.5	178.0

4.2 Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net loss in fiscal year 2010 of R$ 97.8 million (December 31st, 2009 - a positive R$ 377.1 million and January 1st, 2009 - R$ 35.6 million), producing no effect on net income of the Company, and this value was included under the Reimbursement Obligations.

5. Eletrobras Shareholdings

The recognition of the achievements of enterprises invested by Eletrobras positively impacted the Company's results in 2010 at R$ 2,177.6 million, resulting from the evaluation of corporate investments. In the same period the previous year Shareholdings registered a surplus of R$ 3,694.3 million, as shown below:

	PARENT COMPANY		CONSOLIDATED
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Investments in subsidiaries
Equivalency equity	1,550,254	2,094,408	-	-
Income from capital - ITAIPU	38,735	47,838	38,735	47,838
	1,588,989	2,142,246	38,735	47,838
Investiments in SPE's
Equivalency equity	(4,397)	(869)	(4,397)	(869)

Investiments in affiliated companies
Equivalency equity	472,044	1,421,851	472,044	1,378,663

Outher investiments
Interest on capital	16,038	13,592	16,038	13,592
Dividends	101,847	103,868	101,847	103,868
Return on investments in partnerships	3,126	13,608	53,513	27,938
	121,010	131,069	171,397	145,398
	2,177,646	3,694,296	677,779	1,571,031

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Marketletter – December 2010	Analysis of the Result

5.1. Companies Analysis

Furnas

Impacts of New Accounting Pronouncements

The net adjustment of the results, depending on the application of CPCs, totaled R$ 1,069 million and the main impacts in the year 2010 are presented below:

CPC 25 - Provisions, Contingent Liabilities and Contingent Assets

The amounts relating to judicial deposits linked to tax provisions and civil and labor liabilities, were previously recorded in the balance sheet as a reduction of its provision as a liability as required by CVM Deliberation nr. 489/2005. This Deliberation was repealed by the adoption of this Statement. Therefore, the amounts are now recorded as a company asset.

CPC 26 - Presentation of Financial Statements

Income tax and the deferred social contribution, with payment expectations within the next twelve months following the disclosure of the financial statements were previously recorded as current liability, as per CVM Instruction nr. 371/2002. In pursuance of this new Statement, these deferred taxes came to be fully recognized in the Company's noncurrent liabilities.

CPC 27 - Fixed Assets; ICPC 01 and CPC 05 - Financial Assets - Allowed Annual Revenue and Indemnified Financial Assets

In compliance with the guidelines of the CPC pronouncements relating to the subject, the Company reprocessed the balance of its fixed assets, considering the cost elements set out in CPC 27. Such reprocessing, which also took into account the restatements of 1996 and 1997, generated an immaterial difference in relation to the recorded balance. The terms of the concession contracts require the reversal of net residual assets, at the end of the concession, considering the historical book value presented for purposes of compensation and the revenue forecast, resulting from other contracts for sale of electricity. The Company believes that the book value of its assets, with the limitations allowed by the Regulatory Agency, adequately represents its financial position and meets the requirements of Statement 27 CPC.

Recognition of the related assets linked to the concession, such as the right to receive the Allowed Annual Revenue -RAP or to be refunded at the end of the concession, based on the total transmission assets, net of special obligations, arising from the implementation of the financial model in the ICPC OCPC 01 and 05, amounting to R$ 7,356 million (R$ 2,210 million, annual revenues permitted, and R$ 5,146 million, indemnification), with a negative effect on net income for 2010 amounting to R$ 28 million.

CPC 30 – Revenue

The income statement, in accordance with this pronouncement, will show the revenue going to the gross inflows of economic benefits received and receivable by the entity when originating from their own activities.

CPC 33 - Post-Employment Benefits

In accordance to these accounting practices, the Company chose to apply the exemption of employee benefits stated in of IFRS 1 and change the accounting policy for recognizing actuarial gains and losses, which were recognized by the "corridor" method. These are now being recognized in the period when they occur in other comprehensive income, according to guidelines of CPC 33 and IAS 19, with an effect on net income of R$ 76 million.

ICPC 08 - Accounting for Proposed Dividend Payment

This interpretation states that the value of dividends in an amount above the minimum requirements set forth in law, not approved at a general meeting, must be submitted and recorded in equity. The previous accounting policies determined that these additional dividends be deducted from equity and recognized in the Company's liability.

CPC Conceptual framework for the preparation and presentation of financial statements.

Companies must prepare their financial statements in accordance with this pronouncement, which, among other concepts, establishes the basis for recognition of assets, liabilities, revenues and expenses. The amounts recognized before the application of the new CPC’s, such as regulatory assets and liabilities are not recognized, as per this pronouncement, on the balance sheet, since they did not meet the definition of assets and / or liabilities.

9

Marketletter – December 2010	Analysis of the Result

In the case of Furnas, there were no adjustments related to regulatory assets and liabilities.

Taxes Determination

The application of these new pronouncements in the income generated a negative tax effect of R$ 1.5 million, due to the recognition of income tax and social contribution deferred for future payment, given the option of not applying the new tax rules stated in the Transition Tax Regime - RTT.

Economic and Financial Performance

The financial performance is being presented in accordance with the Company's consolidated financial statements for the years 2009 and 2010, when the consolidation process of its invested companies was started.

Net Operating Income

Net operating income in 2010 was 7.9% higher than the previous year, going from R$ 5,974 million in 2009 to R$ 6,450 million in 2010 as a result of the increase in new revenues generated by its projects and the contractual adjustments which occurred during the year.

Operating Expenses

Costs and operating expenses, in 2010, listed below, have not changed compared to 2009. This may be the result of the Company's management, which is aimed at gradual reduction of their manageable costs. The costs were below the IPCA in 2010 (5.91%), a rate that adjusts the bilateral contracts for power generation.

	2010	2009	Variação
Purchased Power for Resale	2,585	2330	10.9%
Network usage charges	435	437	-0.5%
Personnel	844	848	-0.5%
Materials	42	55	-23.6%
Services	580	505	14.9%
Financial Compensation	182	164	11.0%
Depreciation (generation)	222	236	-5.9%
Provision for Contingencies	126	161	-21.7%
PDD Provisions	69	124	-44.4%
Reversal for Provisions	-155	-90	72.2%
Others	576	800	-28.0%
Total	5,506	5,570	-1.1%

Financial Results

The financial results presented a net expense of R$ 167 million, while in 2009 this same result showed an expense of R$ 80 million. The reason for the increase in financial expenses are intrinsically related to an increase of 27.4% in borrowings.

Net Earnings

Consolidated net profit determined by Furnas in 2010 was R$ 635 million, an increase of 77% compared to R$ 358 million in 2009.

Chesf

Impacts of New Accounting Pronouncements

The net adjustment of the results, deriving from the new accounting pronouncements, totaled R$ 225.2 million, and the main impacts on the Company's financial statements for the year 2010, are presented below

CPC 25 - Provisions, Contingent Liabilities and Contingent Assets

The amounts relating to judicial deposits linked to tax revisions and civil and labor liabilities, were previously recorded in the balance sheet as a reduction of its provision as a liability, as required by CVM Deliberation 489/200. This deliberation was repealed by the adoption of this Statement. Therefore, the amounts are now recorded as a company asset.

CPC 26 - Presentation of Financial Statements

10

Marketletter – December 2010	Analysis of the Result

Income tax and the deferred social contribution, with payment expectations within the next twelve months following the disclosure of the financial statements were previously recorded as current liability, as per CVM Instruction No. 371/2002. In pursuance of this new Statement, these deferred taxes came to be fully recognized in the Company's noncurrent liabilities.

CPC 27 - Fixed Assets; ICPC 01 and OCPC 05 - Financial Asset - Allowed Annual Revenue and Indemnified Financial Assets

In compliance with the guidelines of the CPC pronouncements relating to the subject, the Company reprocessed the balance of its fixed assets, considering the cost elements set out in CPC 27. This reprocessing, which also considered the restatements of 1996 and 1997, generated an immaterial difference in relation to the recorded balance. The terms of the concession contracts require the reversal of net residual assets, at the end of the concession, considering the historical book value presented for purposes of compensation and the revenue forecast, resulting from other contracts for sale of electricity. The Company understands that the book value of its fixed assets, with the limitations allowed by the Regulatory Agency, adequately represents its financial position and meets the requirements of the 27 CPC Pronouncement.

Recognition of transmission assets linked to the concession as a right to receive the Allowed Annual Income - RAP or to be refunded at the end of the concession, based on the total transmission assets, net of special obligations, arising from the implementation of the financial model in the ICPC 01 OCPC 05, amounting to R$ 5,676.1 million (R$ 1,705.7 million, annual revenues allowed, and R$ 3,970.4 million, indemnification), with a positive effect on the net income amounting to R$ 66.1 million.

CPC 30 – Revenue

The income statement, in accordance with this pronouncement, will show the revenue going to the gross inflows of economic benefits received and receivable by the entity when originating from their own activities.

CPC 33 - Post-Employment Benefits

According to these accounting practices, the Company chose to apply the exemption of employee benefits stated in IFRS 1 and change the accounting policy for recognizing actuarial gains and losses, which were recognized by the "corridor" method. These are now being recognized in period when they occur, in other comprehensive income, according to guidelines of the CPC 33 and IAS 19, with an effect on net income of R$ 192.8 million.

ICPC 08 - Accounting for Dividend Payment Proposal

This interpretation states that the value of dividends in an amount above the minimum required by law, not approved in a general meeting, must be submitted and recorded in equity. The previous accounting policies determined that these additional dividends be deducted from equity and recognized in the Company's liability.

CPC Conceptual framework for the financial statements release.

Companies must prepare their financial statements in accordance with this pronouncement, which, among other concepts, determines the basis for assets, liabilities, revenues and expenses recognition. The amounts recognized before the application of the new CPC’s, such as regulatory assets and liabilities are not recognized, as per this pronouncement, on the balance sheet, since they did not meet the definition of assets and / or liabilities. Consequently, the regulatory assets and liabilities balances, accounted before the date of the initial adoption of the new CPC were recognized against retained earnings and net income, according to the accrual period, affecting the net income in the amount of R$ 4.8 million.

Determination of Taxes

The application of these new pronouncements has generated in the net income, a negative tax effect of R$ 38.5 million, stemming from the recognition of income tax and social contribution deferred for future payment, given the option of not applying the tax rules stated in the Tax Regime Transition - RTT.

Economic and Financial Performance

The financial performance is being presented in accordance with the Company's consolidated financial statements for the years 2009 and 2010, when the consolidation process of its invested companies was started.

Gross Operating Income

In 2010, Chesf’s gross operating revenue, amounted to R$ 6,322.6 million, showing an increase of 17.3% compared to R$ 5,389.2 million in 2009. This result was due to the following increases: 18.8% provision / supply of electricity, 11.3% in transmission revenue, 19.6% in the energy trading market in the short term, 44.4% in construction revenue and the remainder 5.9% in other operating income.

Taxes and Regulatory Charges on Sales

11

Marketletter – December 2010	Analysis of the Result

The taxes and regulatory charges on sales totaled R $ 889.5 million in 2010 (+15.7% compared to 2009). Of this total, R$ 530.9 million relate to taxes and social contributions (+10.5% compared to 2009) and R$ 358.6 million in regulatory charges (+24.3% over the previous year).

Net Operating Income

The net operating income, which considers the tax and sector charges deductions recorded an increase of 17.6% (+ R$812.9 million) compared to 2009, reaching R$ 5,433.1 million in 2010, basically as a result of: in the generation segment, the increase in supply to the distribution and trading companies, resulting from participation in new auction contracts held in the Free Market - ACL and The Regulated – ACR; the adjustments provided in the existing contracts; the amounts established under the Board of Electric Energy Trading Chamber - CCEE, in the short term market and direct supply to industrie; and in the transmission segment, reflecting the adjustment of existing contracts and participation in new projects.

Costs and operating Expenses

The costs and the operating expenses totaled R$ 2,960.2 million in 2010, -9.6% compared to the previous year. This reduction reflects the following changes: -33.5% in personnel, due to the Early Retirement Plan - PDVP, which occurred in September 2009, and was partly reversed this year due some dropouts, and ACT 2010/2011; +20.7% in construction costs, +60.9% in third-party services relating to the transactions of SPEs controlled by Chesf; -75.0% in allowance for possible loan defaulting and with free energy, which, during the year were R$ 40.5 million, against R$ 162.0 million in 2009; +181.2% in the materials line item relating to the operations of SPEs controlled by Chesf, and +59.8% in allowance for contingencies.

Result of Electric Power Service and Operating Margin

As an effect of the mentioned facts, operating income of the service (EBIT), amounting to R$ 2,472.8 million, increased by 83.7% compared to the amount of R$ 1,345.9 million earned in 2009. With this result, the operating margin for services (service result / net operating revenue) increased from 29.1% in 2009 to 45.5% in 2010, an increase of 16.4 percentage points.

Financial Statements

The financial statement reported a net income of R$ 228.5 million, while in 2009 this same result had an expense of R$ 231.6 million. The main change in this result stems from the reduction of debt burdens, driven by the conversion in Advance for Future Capital Increase - AFAC, of part of the loans and financing granted by Eletrobras.

Net Income

The consolidated net income calculated by Chesf in 2010 was R$ 2,177.2 million, reporting an increase of 140.3% compared to R$ 905.9 million in 2009. This growth is explained by the increase of the net operating revenue (17.6%), by the lowering of costs and operating expenses (-9.6%) and the positive financial result of R$ 228.5 million against a negative of R$ 231.6 million in 2009.

Added Value

The economic value generated by the Company in 2010 as per the consolidated balance sheet, totaled R$ 4,464.6 million, 28.9% higher than the R$ 3,464.4 million in 2009. This value was returned to society in the form of salaries, taxes and employee benefits (13.4%), taxes and contributions to the federal, state and local governments (33.8%), interest to lenders (4.0%), dividends to shareholders (40.1%) and retention due to tax incentives (8.7%).

Eletronorte

Impacts on the Results

The net adjustment of the results, depending on the application of CPCs, totaled R$ 30.6 million and the main impacts in the year 2010 are presented below:

On the record of Regulatory Assets and Liabilities (R$ -5.4 million)

The variation of non - managerial costs no longer causes recording of regulatory assets or liabilities because on the basis of the framework of IFRS, recording of costs and revenues associated with future sales is not allowed.

CPC 38, 39 and 40 - Recognition, Presentation and Disclosure of Financial Instruments (+ R$ 55.2 million)

Gains recorded on financial derivative instruments relating to contracts with aluminum producers. From now on they are registered as contractual rights or obligations whose values change in response to market variables (interest rates, exchange rates, price index, rates, etc..) or forms of measurement (fair value, mark to market, hedge, etc…)

Calculating Tax (- R$ 17.5 million)

12

Marketletter – December 2010	Analysis of the Result

The tax impacts from the application of CPCs (IFRS) on the Income Statements totaled R$ 17.5 million (R$ 12.3 million of income tax and social contribution of R$ 4.7). For CPCs whose applications are subject to the rules of the RTT-Tax Regime Transition, established by Brazillian Law 11.941/2009, the Company recognized deferred taxes for future realization.

Balance Sheet Impacts

The adjustments on the balance sheet accounts, depending on the application of CPCs, totaled R$ 509.9 million in assets and R$ 540.5 million in liabilities, and the difference of (R$ 30.6 million) was equal to the impact on the results.

ICPC 01 - Concession Contracts (R$ 6,211.3 million)

The recognition of the related assets as granting a right to receive from the client (intangible) or to be refunded at the end of the concession (financial asset) was performed based on the fixed assets of the concession, net of special obligations.

The main determinants of the evolution of net revenue in the period were:

In generation:

Net revenue generation increased by 5.7% compared to the same period last year. This result reflects the 6.5% growth in volume of energy sold.

In transmission

There was an increase of 106.15% of net revenue in comparsion to the same period of last year. This result reflects ICPC 01 adjustments, mainly in the revenue construction of the SPEs Station Transmitter Power S.A (R$ 571.8 million) which is now controlled by the Company.

In Distribution:

Net revenue decreased 7.3% due to a decrease of 11.4% of billed electricity supply to final consumers;

In commercialization

There was a decrease of 25.5% in volume of electricity sold in 2010 compared to 2009. The decrease was due to the transfer of the contracts like the PIE Termo Norte to Ceron.

COST OF ELECTRIC POWER SERVICE

The main determinants of the costs evolution for the period were:

Eletric Power Costs

The purchased eletric power for resale decreased by 75.9% due to the transfer of operations with Termo Norte to Ceron; The charges of use of electricity had an increase of 2.9%.

Operation Costs

In generation:

The materials line item decreased 12.1%.

The fuel for production of electric power line item decreased by 100% due to the transfer of operations with Termo Norte to Ceron; The provisions and reversals line item increased 19.0% compared to 2009.

In transmission:

The personnel line item increased 34.9% in 2010 which is due to salary adjustments and indemnifications. The outsourced services line item had an increase of 14.0%.

The provisions and reversals line item had a decrease of 11.6% compared to 2009.

In Distribution:

The personnel line item had an increase of 16.4% in 2010 which is due to salary adjustments and indemnifications. The outsourced services line item decreased by 17.6%.

The provisions and reversals line item had a decrease of 11.6%.

Construction Costs

The construction costs showed an increase of 197.6% from R$ 352.3 million in 2009 to R$ 1,048.6 million in 2010 due to adjustments of ICPC 01, mainly due to the construction costs of the SPEs, specially Energy Transmission Station SA (R$ 539.7 million) which is now controlled by the Company.

Operating Expenses

The main determinants of changes in operating expenses in the period were:

In generation:

13

Marketletter – December 2010	Analysis of the Result

In the general and administrative expenses line item, there was an increase of 110.1% in 2010 compared to 2009.

In transmission:

In the general and administrative expenses line item, there was a decrease of 30.3% in 2010 compared to 2009.

In Distribution

In the general and administrative expenses line item, there was an increase of 14,6,3% in 2010 compared to 2009.

Financial Revenues

Financial revenues had a decrease of 25.3% from R$ 1,004.5 million in 2009 to R$ 750.2 million in 2010, which is mainly due to gains with derivatives in 2009, totaling R$ 430,984 , compared to a gain of R$ 55.2 million in 2010.

Financial expenses decreased by 36.5% from R$ 1,009.8 million in 2009 to R$ 640.8 million in 2010, due to the variation of charges on loans and financing in the fiscal year of 2009 which were approximately R$ 1,269.8 million compared to R$ 340.8 million in 2010, due to rescheduling of loans and financing with Eletrobras.

Other Revenues (expenses)

There was a decrease of 105.9% in this line item, mainly due to the reversion of the impairment of UHE Samuel which occurred in 2009, in the amount of $ 598.2 million.

Operating Income

Operating income, as represented by earnings before taxes, decreased by 60.4% due to the adjustments mentioned above.

NET EARNINGS

The net profit decreased 76.09% from R$ 584.5 million in 2009 to R$ 139.7 million in 2010, due to the following:

(a) Incorporation to the social capital of a large portion of debt on loans and financing with Eletrobras, with corresponding reduction in financial charges;

(b) Interconnection of the Acre / Rondonia System, avoiding the cost of thermal generation, and

(c) Inception of the Regulatory Framework of Isolated Systems, established by Brazillian Law 12.111/2009, which minimizes production costs of electric power in Amapá.

(d) Reversal of impairment of UHE Samuel, amounting to R$ 598.2 million, which affected the results for the year 2009.

(e) The positive effect on 2009 results, in the amount of R$ 284.4 million, due to adjustments of the adoption of new accounting practices (IFRS).

Eletronuclear

In 2010, due to favorable conditions for dispatch, which were determined by the National Electric System Operator and the plants’ good performance, the power plants Angra 1 and 2 beat their own record of annual generation,producing 14,543,807.3 MWh of Gross Energy and the cumulative historical production of the two units reached 166.8 million MWh. Nuclear generation in 2010 has increased by 12.16% compared to 2009.

Eletronuclear tariff is set annually by the National Agency of Electric Energy - ANEEL. ANEEL Resolution No. 919 of 08 December 2009, approved the provisory tariff of R$ 135.63 / MWh to be applied in the period from 5 December 2009 to

04 December 2010 and as provided in paragraph 2 of Law No 12.111/2009, ANEEL, on November 30, 2010, by Resolution No. 1091, approved a new tariff, still provisory, of R$ 137.66 MWh, effective for the same period from December 2009 to December 2010. In the same Resolution ANEEL approved the tariff of R$ 145.48 per MWh, effective from 5 December 2010 until December 4, 2011, also on an interim basis, as provided in said Act.

In the balance sheet of Eletronuclear two business transactions of fundamental importance to the Company stand out. These transactions also settle two items that caused financial hardships, and which, as of 2011 will generate significantly positive reflections.

Partial write-off of the initial costs of Angra 3

The project of Angra 3 started in the '80s and, for reasons of government priorities, had its construction activities halted in the period from September 1982 until July 2008. Throughout this period there were appropriations of administrative and financial expenses.

For the suitability of this project to the current accounting practices, and in accordance with new accounting practices, the writeoff of the value of R$ 1,293,147 thousands, retroactive to January 1, 2009, corresponding to the mentioned expenditures (financial and administration), appropriated during the period of interruption of the works. With this writeoff, the residual value, plus the estimated cost to finish the plant, will total the amount consistent with the

14

Marketletter – December 2010	Analysis of the Result

feasibility studies conducted.

It should be noted that this accounting transaction also provided Eletronuclear with a tax benefit, which translates into an effective saving in federal taxes of R$ 241,260 thousand, which should be used in installments, when the plants starts operation.

The write-off was performed in the account of profits (losses) in equity.

Below is a table which describes the writeoff transaction in the property, plant and equipment line item for 2010:

Fixed Asset Write-off	R$ thousand
Recorded value of construction in progress - Angra 3 project, on existing fixed assets before accounting adjustments due to the new CPCs	1,924,004
Write-off of financial and administrative expenses of the period of interruption of the works of Angra 3, according to current law	(1,293,147)
Total at December 31, 2010	630,857

Transfer of Loans and Financing to Advance for Future Capital Increase

In accordance with the decisions of the Board of Directors of Eletrobras, on December 28, 2010 Contract ECF-2889/2010 was celebrated between Eletronuclear and Eletrobras, using ordinary resources for the advance on account of future capital increase, in the amount of R$ 3,051,240 thousand October 31, 2010 values, which updated to December 31, 2010, added the amount of R$ 3,247,406 thousand, which should be transformed into capital during 2011 .

Thus, Eletronuclear, on December 31, 2010, made the transformation to advances for future capital increase, of much of the existing balance of debt on loans and financing with Eletrobras.

Result

Operating Income

From the Net Operating Revenue of R$ 1,671,951 thousand, minus the cost of service of R$ 1,087,187 thousand and net operating expenses of revenues of R$ 197.701 thousand, we have, at year-end 2010, an Operating income of R$ 387.063 million.

Net Income (losses)

After deduction of operating income, net financial expenses of Revenues of R$ 582.943 thousand and the positive effect of income tax and social contribution of R$ 61,126 thousand, there is a loss of R$ 134,754 thousand.

The result of 2009 is being resubmitted and the income of R$ 218,247 thousand, is primarily due to adjustments from application of new pronouncements, interpretations and guidelines of accounting with emphasis on the reversal of competence in actuarial liabilities in 2009.

The comparative analysis of financial results incurred in the years 2010 and 2009 highlights some factors that contributed to the increase of the financial loss of 2010, namely:

• The monetary variation on Eletrobras loans and financing in 2010, added up to an expense of R$ 202,098 thousand, while in 2009 a revenue (recovery of expenses) of R$ 24,043 thousand was reported. This discrepancy is explained by the oscillation of IGMP2 (contractual index), which in 2010 registered an increase of 11.32%, but in 2009 fell by 1.72%;

• Concerning the exchange rate on Eletrobras loans and on debts to suppliers, in the two years, the amounts calculated showed a recovery of expenditures, respectively, from R$ 30,448 thousand in 2010 and R$ 45,986 thousand in 2009. Therefore, in 2010 the increase was negative at R$ 15,538 thousand compared to 2009, which is explained by the depreciation of the euro against the real, which in fiscal year 2010, had a smaller decline compared to 2009 (2010 -decrease of 11.14% and in 2009 - a decrease of 22.47%);

• Concerning the exchange rate on the liability for decommissioning, there is a recovery of expenditures in both years due to the devaluation of the US dollar against the REAL. The additional increase in the recovery of expenditures in 2009 is explained by a higher depreciation in 2009 (2009 - decrease of 25.49% and in 2010 - down 2.63%). However, in the expenses of the present value of liabilities for decommissioning, the effect was reversed, but the variation from one year to another is irrelevant;

• On the expenditure charges on debt, the results of both years are similar, showing an insignificant increase in 2010.

Eletrosul

Impacts on the 2010 Results

The adjustment of net results for the CPC application surpassed the regulatory result in R$ 26.5 million, reaching a net income of R$ 67.6 million, and the main impacts in 2010 are presented below:

15

Marketletter – December 2010	Analysis of the Result

The variation of unmanageable costs no longer originates the registration of regulatory liabilities, since IFRS does not allow for registration of costs or revenues associated with future sales.

The amount of this impact on Eletrosul’s annual permitted revenue was a reduction of R$ 60.6 million retroactive to July/2009, due to the effects of the second tariff review, plus a reduction of 6.61% in the RAP (annual permitted revenue) total.

CPC 20 - Borrowing Costs

The capitalization of financial charges related to investments becomes mandatory and not dependent on addressed loans.

All financial charges associated with investments in energy generation are capitalized and totaled R$ 29.5 million in 2010.

Purge of financial charges previously recorded in transmission permanent assets and transferred to the result, in a total amount of R$ 4.4 million.

CPC 25 – Provisions, Contingent Liabilities and Contingent Assets

The net amount of provisions for contingencies that affected the 2010 resuslts was R$ 16.7 million, primarily represented by labor and civil litigation.

Expenditures on restoration of backup energy of the trading contracts of the Passo São João Hydro Plant were recognized in the 2010 results, in the amount of R$ 21.2 million, compared to postpone the start of commercial operations.

CPC 38, 39 and 40 - Recognition, Presentation and Disclosure of Financial Instruments

There was no substantial impact of the implementation of CPC’s 38, 39 and 40 in Eletrosul statements, except for the reclassification into the non-current liabilities, of the amount of R$ 724.1 million as an advance for future capital increase received from Eletrobras, which was previously classified as equity and of the recognition,through the effect on equity, of the negative result obtained with hedge accounting of the SPE's North Brazil and ESBRP in the total amount of R$ 9.1 million.

Taxes Determination

The tax impacts arising from the application of CPCs (IFRS) on the Income Statements for the year totaled R$ 3.2 million of PIS/Cofins and R$ 15.2 million of income tax and social contribution. For the CPCs whose applications are subject to RTT - Transitional Tax System rules, established by Law 11.941/2009, the Company recognized deferred taxes for future payment.

Balance Sheet Impacts

The adjustments in the balance sheet accounts, as a result of the application of the CPC's, totaled R$ 39.2 million in assets and R$ 12.7 million in liabilities. The $ 26.5 million difference is equal to the impact on the results.

ICPC 01 – Concession Contracts (R$ 2,529 million).

The recognition of assets related to the concessions as financial assets to be amortized with the RAP (Permitted Annual Revenue) or to be refunded at the end of the concession was made based on total premanent assets, net of special obligations. On December 31st, 2010, the balance of the financial assets of the parent company was R $ 2,529 million.

It is important to highlight the restructuring of 2009, for comparison purposes, which includes the 2010 balance sheets, the adoption of the new accounting standards issued by the Pronouncements Committee (CPC), whose main change in relation to transmission was the adoption of IFRIC 12 (concession contracts), which changed the accounting policies for transmission assets. Previously, the rules registered the RAP as financial assets. Another important change was the recognition of transmission revenues, which, according to previous rules registered the RAP as revenues for the period. According to the new accounting standards, the operating and maintenance revenues and the updated revenues of the financial assets revenue are registered.

The key determinants of the evolution of net revenue in the period were:

In transmission:

The gross operating revenue for transmission totaled R$ 830.9 million in 2010, representing a decrease of 4.56% (R$ 39.7 million) compared to 2009. It is worth noting that, in light of the adoption of the new accounting standards, the Company began recognizing revenue related to construction and infrastructure used in transmission, amounting to R$ 108.3 million and R$ 193.9 million, in 2009 and 2010, respectively.

16

Marketletter – December 2010	Analysis of the Result

The gross operating revenue had an increase of 6.77% since the aforementioned effect of the construction revenues, which was assigned a zero margin, had its costs registered as nill operational expenses.

It is also important to highlight that the variation of non-managerial costs no longer implies in the registration of regulatory liabilities on corporate results due to the IFRS framework which does not allow the recording of costs or revenues associated with future sales.

The amount of this impact on Eletrosul’s annual allowed revenue was an annual reduction of R$ 60.6 million with retroactive effect to July/2009, due to the effects of the second tarriff review of the Company, in addition to a reduction of 6.61% in the total RAP.

On sales:

Due to the fulfillment of CCEAR's contracts and considering the postponement of the commercial operation of the Passo São João Hydro Plant, the revenue from energy trading in 2010 amounted to R$ 21.3 million.

ELECTRICITY SERVICE COSTS

The key determinants of the evolution of costs in the period were:

Electric power cost

The electric power purchased for resale presented a cost of R$ 27.3 million, given the fulfillment of CCEAR contracts due to the postponing of the commercial operation of Passo São João hydroelectric plant.

In the 2010 results, the expenditures with the restoration of energy backup of energy trading contracts linked to the Passo São João Hydro Plant in the amount of R$ 21.2 million were recognized, considering the postponement of its commercial operations.

OPERATIONAL COSTS

In transmission
a) The costs of outsourced services totaled R $ 27.0 million, an increase of 19.5% above fiscal year 2009 (R$ 22.6 million).
b) An increase of approximately 8.8% in personnel expenses in 2010 due to the salary increase agreement. The remaining costs are temporary effects of the compensation costs concerning the Personnel Relocation Plan and the migration of personnel to a new Salary Plan.
c) Material expenditure had a 7.1% increase as compared to the previous year, reaching a total of R$ 7.7 million (R$ 7.2 million in 2009).
d) Other Costs decreased by 23.4% reaching a total of R$ 3.6 million (R$ 4.7 million in 2009).

COST OF SERVICES RENDERED TO THIRD PARTIES

The cost of services rendered to third parties, which are basically Operation and Maintenance, reached R$ 14.1 million in 2010 (R$ 9.4 million in 2009).

CONSTRUCTION COSTS

It is worth noting that, due to adoption of the new accounting standards, the Company recognized the revenue related to construction of transmission infrastructure, which amounts to R$ 108.3 million and R$ 193.9 million in 2010 and 2009, respectively. Nullified This effect of revenue from construction was granted zero margin. Therefore the effect was nill, and, construction costs were R$ 108.3 million and R$ 193.9 million, respectively.

OPERATING EXPENSES

The key determinants of changes in operating expenses for this period were:

a) The costs of outsourced services totaled R$ 28.1 million, an increase of 35.4% as compared to fiscal year 2009 (R$ 20.7 million). b) Expenditures with other expenses decreased by 47.9% reaching a total of R$ 7.5 million (R$ 12.7 million in 2009). c) Increase of 8.8% in personnel expenses in 2010 due to the salary increase agrrement. The remaining costs are temporary consequences based on the costs of compensation of the Restructuring Plan of the Workforce and a Migration to a new Wage Plan.

SERVICES INCOME

The result before financial income and expenses and the recognition of stockholders’ equity, which reflects the results of services, reached the amount of R$ 232.7 million (R$ 318.8 million in 2009). There was a 27.0% decrease as compared to the previous period.

FINANCIAL REVENUE (EXPENSES)

17

Marketletter – December 2010	Analysis of the Result

a) increase in financial expenses related to loans and financing in the amount of R$ 22.6 million.
b) increase in net financial income in the period, largely by the recognition of the adjusted credits renegotiated with the Federal Union in the amount of R$ 149.2 million (R$ 67.8 million in the same period in 2009). This increase is due to the positive variation of the IGPM (inflation index) established in 2010 in the percentage of 11.32% (negative 1.71% in the same period of 2009).
c) Result of a R$ 32.5 million gain in shareholders’ equity, due to the recognition in the Balance Sheets, of the equity variations from the Eletrosul investees (SPEs).

OTHER INCOME (EXPENSES)

Accounting recognition of impairment expenses as per notice CPC 01 applied to the Passo São João Hydro Plant in the amount of R$ 135.1 million.

OPERATIONAL INCOME

In 2010, operating results (profit) before the effects of income tax and social contribution totaled R$ 119.5 million, after the adoption of the new international accounting standards (IFRS) (R$ 323.5 million in 2009).

NET INCOME

In 2010, Eletrosul’s net income totaled R$ 67.6 million, after the adoption of the new international accounting standards (IFRS). The profit was reduced by 68.5% compared with the results from the previous period (R$ 214.4 million), according to the effects already discussed above.

CGTEE

Companhia de Geração Térmica de Energia Elétrica - CGTEE ended the year of 2010 with a net income of R$ 41.2 million, compared with a net income of R$ 128.2 million registered in the same period of 2009.

The initial implementation of IFRS has brought effects on the results of 2010, 2009 and the initial value of 2009, where the impacts were basically the CPC 27 (Fixed Assets) and OCPC 05 that reverted the administrative expenses in the fixed assets, caused the reversal of the positive and negative foreign exchange variation and financial costs imposed on fixed assets, plus the CVM 600 that changed the accounting criteria of the treatment of the post-employment benefits. These factors altered the results of 2010 in +R$12.8 million, of 2009 in +R$149.1 million and of 01/01/2009 in –R$185.6 million.

The net operating revenue presented a superior performance of R$ 337.6 million in relation to the year 2009. This increase was due to the billing concerning the contracts of the 1st New Energy Auction, where the energy of the TPU Candiota III (Phase C) was sold, starting on January 1, 2010.

The company obtained from ANEEL, through Ofício 135/2010-SEM/ANEEL the Status change of this Unit from late to mismatched. With this condition, in this quarter, the company recovered the difference of the tariff of the agreement, regarding the application, by CCEE, of Resolution ANEEL 165/2005 of September 19, 2005, which appointed tariffs limited to PLD + 10% in the period from January to July 2010. The amount of this recovery was R$ 181.0 million.

Operating income was R$ 120.2 million higher if compared to the same period of last year, driven by the increase of the revenue, and the reduction of most expenses, except for Personnel (+22.1%), Fuels for energy production (+100.8%), "Charge for use of the Network (+132.1%) and Energy Purchased for Resale (+202.6%). The expenses that had the most significant reduction were Materials (-21 3%), Services (-12.0%), Depreciation (-12.2%) and Other Expenses (-161.7%).

The growth of the expenses relating to Charges on the Use of the Electric Grid and Energy purchased for Resale has as principal cause the beginning of the contract of TPU Candiota III (Phase C) on January 01, 2010, and therefore the celebration of agreements for connections and the need to supply the contracts and the need to contract energy in the market.

The financial result of CGTEE was positive in R$ 1,1 million, due to the increase in the financial revenue and the increase in the debt obligations paid in 2009, relating to loans contracted with Eletrobras.

The company, in relation to the same period of 2009, presents higher debt as a result of the new investments for the construction of Candiota III (Phase C), revitalization of the Phase B and other loans to purchase energy and to finance the investment in course.

DISTRIBUTION COMPANIES

The power distribution companies of Eletrobras System, listed below, presented in its entirety fiscal year 2010, a loss of R$ 1,433 million, while in 2009 it was reported a loss of R$ 322 million. The result of 2010 was strongly influenced by the outcome of the Amazonas Energia SA company, which reported in 2010 a loss of R$ 1,314 million, versus a loss of R$ 225 million in the same period in 2009.

18

Marketletter – December 2010	Analysis of the Result

The outcome of the Amazonas Energia SA subsidiary in 2010, was directly influenced by several variables part of them from the new accounting practice and include: Leasing / Lease = R$ 113 million; Final Activity Impairment / Concession = R$244 million ; Impairment Tax Credit = R$ 468 million.

5.2. EBITDA Evolution

The EBITDA of Eletrobras Subsidiaries below, in 2010 was R$ 4.9 million, representing an increase of 0.9% compared to last year.

EBITDA	2010	2009	%
Furnas	1,358	593	128.8%
Chesf	2,755	1,644	67.5%
Eletronorte	594	1,242	-52.2%
Eletrosul	268	364	-26.5%
CGTEE	82	27	208.7%
EletroNuclear	619	625	-1.0%
SubTotal	5,675	4,496	26.2%
Distribuidoras	(789)	347	-327.1%
Total	4,886	4,843	0.9%

EBITDA Margin	2010	2009	%
Furnas	21%	10%	111.9%
Chesf	53%	37%	46%
Eletronorte	17%	37%	-52.9%
Eletrosul	37%	40%	-7%
CGTEE	34%	44%	-24.2%
EletroNuclear	16%	14%	11%
SubTotal	31%	27%	15%
Distribuidoras	-19%	9%	-306%
Total	22%	24%	-8%

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization

6 – Financial Results

The devaluation of U.S. dollar against the Brazillian Real and the fact that Eletrobras holds a significant portion of its receivables (net of liabilities) - R$ 7,428.9 million (US$ 4,491.0 million) - indexed to foreign currency brought into effect negative result of the Company in 2010. This year Eletrobras recorded a net expense of R$ 470 million from currency fluctuations. The previous year, 2009, was found a net expense of R$ 4,618 million due to currency fluctuations.

Regarding monetary variations resulting from internal price levels in 2010, the Company noted a gain of R$ 718 million.

In 2009 was a gain of R$ 176 million, as shown below:

19

Marketletter – December 2010	Analysis of the Result

	PARENT COMPANY		CONSOLIDATED
	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Financial Revenues
Interest income, commissions and fees	2,157,684	3,884,310	781,872	1,035,487
Income from financial investments	1,261,856	1,147,357	1,537,435	1,464,782
Arrears surcharge on electricity	24,829	518	393,987	228,145
Monetary restatement	717,912	175,509	616,141	356,023
Other financial income	60,377	106,407	44,857	736,766

Financial Expenses
Debt Charges	-656,096	-643,592	- 1,675,821	- 1,758,473
Leasing charges	-	-	-332,449	-213,470
Charges on shareholders' funds	- 1,263,501	- 1,422,982	- 1,298,647	- 1,468,713
Exchange updates	- 469,677	- 4,618,216	- 431,497	- 4,018,643
	1,833,384	- 1,370,689	-364,123	- 3,638,097

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar

7 – Provisions

7.1 Operacionational Provisions

	PARENT COMPANY		CONSOLIDATED
	12/31/2010	12/31/2009	12/31/2010	12/31/2009

Contingencies	(27,008)	(99,242)	301,621	117,847
PCLD - Customers and Resellers	-	-	338,042	346,207
PCLD - RTE	-	-	(22,374)	(39,306)
PCLD - Financing and Loans	36,245	74,556	33,191	74,556
PCLD – Credits from ICMS tax	-	-	20,904	177,320
Losses on AFAC's	160,433	510,235	(148,167)	407,560
Unfunded liabilities in subsidiaries	148,167	(300,261)	148,167	(300,261)
Losses on Investiments	421,629	1,068,230	421,629	842,830
Others	(9,197)	81,173	436,536	513,654
	730,269	1,334,691	1,529,549	2,140,407

7.2 Provision for Doubtful Accounts

20

Marketletter – December 2010	Analysis of the Result

The subsidiaries are in compliance with provisions and maintains the standards of ANEEL from analysis of figures in the receivable accounts overdue and history of losses, an amount considered by the management of subsidiaries as sufficient to cover potential losses on these assets. The balance is composed as follows:

	CONSOLIDATED
	12/31/2010	12/31/2009	01/01/2009
Customers and Resellers
	912,041	727,425	871,017
Energetic Company of Amapá
Renegotiated Loans	20,356	23,576	13,582
Others	188,859	160,593	88,369
	1,121,256	911,594	972,968

Customers and Resellers	716,080	768,185	630,237

CCEE – Short-term energy	293,560	293,560	293,560
	2,130,896	1,973,339	1,896,765

The changes in the PCLD account of resellers and consumers of electricity in the consolidation are:

Balance at January 1, 2009	1,896,765
(+) Complement	346,207
(-) Reversalas/ Low	(269,633)
Balance at December 31, 2009	1,973,339
(+) Complement	338,042
(-)Reversalas/ Low	(180,485)
Balance at December 31, 2009	2,130,896

The constitution and low on PCLD were recorded in income as "operating provisions”. The values recognized as PCLD are recognized as definitive loss when there is no expectation of recovery resources.

For tax purposes, the excess provision made in relation to Law 9430/1996, is being added to taxable income for purposes of calculating the income tax due, and also based on the Social Contribution on Profit - CSLL.

7.3 Provisions to Contingencies

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

At the closing date of the financial statements, the Company has the following provisions for legal obligations related to judicial in nature:

	PARENT COMPANY			CONSOLIDATED
	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
CURRENT
Labor	-	-	-	80,355	90,266	77,581
Taxable	-	-	-	105,013	23,454	74,678
Civil	-	-	-	63,368	131,118	146,800
Others	-	-	-	8,844	7,870	-
	-	-	-	257,580	252,707	299,059
NON-CURRENT
Labor	6,130	6,130	88,574	814,248	719,869	731,922
Taxable	-	-	-	177,294	190,046	208,750
Civil	1,284,437	1,311,445	1,328,244	2,672,024	2,449,066	2,672,119
Others	-	-	-	237,722	194,699	156,875
	1,290,567	1,317,575	1,416,818	3,901,289	3,553,680	3,769,665

	1,290,567	1,317,575	1,416,818	4,158,869	3,806,388	4,068,724

8. Portfolio Financing and Loans

8.1 - Loans and Financing

By the end of this year, the Company had 813 contracts for loans and financing granted (809 on December 31st,2009), totaling R$ 24,761,900,000 (US$ 28,717.3 million at December 31, 2009 and R$ 42,234.3 million on January 1st, 2009), as shown below:

21

Marketletter – December 2010	Analysis of the Result

Currency	US$ mil (equivalents)	R$ mil
US$ Dollar	7,515,523	12,522,366
IGP-M index	414,328	690,353
Real	6,627,032	11,041,961
Yen	239,896	399,716
EURO	64,534	107,526
Total	14,861,313	24,761,922

8.1.1 – Parent Company

	PARENT COMPANY
	12/31/2010				09/30/2010
			PRINCIPAL				PRINCIPAL
	CHARGES			Non	charges			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current

Controlled co’s and controlled as a whole
FURNAS	7.13	9,389	100,681	1,803,612	7.58	7,246	512,610	821,835
CHESF	7.17	44	24,454	131,747	8.75	-	102,921	150,876
ELETROSUL	6.86	4,147	42,613	733,562	7.46	6,388	97,681	566,020
ELETRONORTE	7.45	12,591	237,971	3,568,778	13.07	10,235	222,962	3,223,741
ELETRONUCLEAR	8.99	7,351	52,823	546,904	11.73	1,682	69,987	3,042,036
CGTEE	3.57	1,284	85,666	834,738	2.54	538	62,361	719,292
Alagoas Distribution	7.63	1,024	55,353	152,730	6.61	-	(0)	117,409
Rondônia Distribution	6.72	630	15,736	93,108	8.45	752	-	98,859
Piauí Distribution	7.06	2,074	39,776	313,137	9.39	559	-	315,330
Acre Distribution	10.40	451	46,904	17,390	7.39	-	2,352	22,366
Amazonas Energy	7.37	2,630	95,745	418,338	7.95	1,659	-	363,337
ITAIPU	7.09	0	897,087	10,446,168	7.09	-	1,141,645	11,826,932
		41,614	1,694,811	19,060,211		29,060	2,212,518	21,268,033
OTHERS
	14.29	2,140	74,962	340,569	14.25	222	57,735	343,741
CEMIG	14.41	1,882	47,497	258,771	14.41	14	37,627	261,716
COPEL	13.22	736	8,130	99,471	14.06	538	26,779	56,955
CEEE	-	-	-	-	-	2,049	126,593	362,530
DUKE	10.38	299,218	108,840	2,639	10.48	286,780	108,062	513
AES ELETROPAULO	12.00	(0)	10,796	-	12.00	435	32,711	10,796
TRACTBEL	6.10	1,070	16,976	53,350	6.00	961	16,976	62,286
CELPE	5.85	1,654	48,214	367,187	5.94	-	30,225	363,860
CEMAR	9.38	958	33,406	185,709	9.34	1,063	30,778	201,823
CESP	6.36	120,849	358,851	1,752,129	3.33	116,732	613,810	2,245,644
OTHERS	7.13	(101,124)	(127,341)	(2,252)		(82,257)	(109,975)	-
( - ) PCLD		327,383	580,331	3,057,572		326,537	971,321	3,909,865

T O T A L		368,997	2,275,142	22,117,783		355,597	3,183,839	25,177,898

22

Marketletter – December 2010	Analysis of the Result

8.1.2 – Consolidated

	CONSOLIDATED
	12/31/2010				09/30/2010
			PRINCIPAL				PRINCIPAL
	CHARGES			Non	charges			Non
	Average Rate	Value	Current	Current	Average Rate	Current	Current	Current

Controlled co’s and controlled as a whole
FURNAS	7.13	-	-	-	7.58	-	-	-
CHESF	7.17	-	-	-	8.75	-	-	-
ELETROSUL	6.86	-	-	-	7.46	-	-	-
ELETRONORTE	7.45	-	-	-	13.07	-	-	-
ELETRONUCLEAR	8.99	-	-	-	11.73	-	-	-
CGTEE	3.57	-	-	-	2.54	-	-	-
Alagoas Distribution	7.63	-	-	-	6.61	-	-	-
Rondônia Distribution	6.72	-	-	-	8.45	-	-	-
Piauí Distribution	7.06	-	-	-	9.39	-	-	-
Acre Distribution	10.40	-	-	-	7.39	-	-	-
Amazonas Energy	7.37	-	-	-	7.95	-	-	-
ITAIPU	7.09	0	448,544	5,223,084	7.09	-	571,519	5,913,466
		0	448,544	5,223,084		-	571,519	5,913,466
OTHERS

CEMIG	14.29	2,140	74,962	340,569	14.25	222	57,735	343,741
COPEL	14.41	1,882	47,497	258,771	14.41	14	37,627	261,716
CEEE	13.22	736	8,130	99,471	14.06	538	26,779	56,955
DUKE	-	-	-	-	-	2,049	126,593	362,530
AES ELETROPAULO	10.38	299,218	108,840	2,639	10.48	286,780	108,062	513
TRACTBEL	12.00	(0)	10,796	-	12.00	435	32,711	10,796
CELPE	6.10	1,070	16,976	53,350	6.00	961	16,976	62,286
CEMAR	5.85	1,654	48,214	367,187	5.94	-	30,225	363,860
CESP	9.38	958	33,406	185,709	9.34	1,063	30,778	201,823
OTHERS	6.36	120,881	361,830	1,771,644	3.33	117,111	670,247	2,262,141
( - ) PCLD		(101,124)	(127,341)	(2,252)		(82,257)	(109,975)	-
		327,415	583,310	3,077,087		326,916	1,027,758	3,926,362

T O T A L		327,415	1,031,854	8,300,171		326,916	1,599,277	9,839,828

The share of long term loans and financing granted using sector as well as own resources, including transfers, mature in variable installments as shown below:

23

Marketletter – December 2010	Analysis of the Result

8.2 – Financing Payable

The Company ended 2010 with 15 contracts liabilities, including loans, financing and bonds, totaling R$ 5,546.6 million (R$ 5,102.0 million at December 31, 2009 and R$ 4,158.1 million in 2001 to January 2009), as shown below:

Currency	US$ mil (equivalents)	R$ mil
US$ Dollar	3,060,812	5,099,925
Euro	64,628	107,683
Yen	203,504	339,079
Total	3,328,944	5,546,687

8.2.1 – Parent Company

	PARENT COMPANY
	12/31/2010				09/30/2010
			PRINCIPAL				PRINCIPAL
	CHARGES			Non	CHARGES			Non
	Average Rate	Value	Current	Current	Average Rate	Value	Current	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977
Corporación Andina de Fomento - CAF	2.29%	9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW	3.86%	70	21,158	43,556	3.87%	183	23,811	52,205
AMFORP & BEPCO	-	-	-	-	-	-	-	-
Dresdner Bank	6.25%	88	21,405	21,406	6.25%	775	23,810	48,458
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651
BNP Paribas	1.48%	338	57,703	601,060	1.86%	15,044	-	737,695
Others		175	1,683	9,343		219	1,759	11,958
		14,350	203,583	3,104,719		43,574	123,065	2,608,390
Bonds
Bonds due date 11/30/2015	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200
		57,974	-	2,166,060		63,405	-	2,263,560
Others
National Tresury - ITAIPU		-	-	-		-	-	-
		-	-	-		-	-	-

		72,324	203,583	5,270,779		106,979	123,065	4,871,950

LOCAL CURRENCY
RGR		-	-	8,159,038		-	-	7,656,946
Others		-	-	-		-	-	-
		-	-	8,159,038		-	-	7,656,946

TOTAL		72,324	203,583	13,429,817		106,979	123,065	12,528,896

8.2.2 – Consolidated

24

Marketletter – December 2010	Analysis of the Result

	CONSOLIDATED
	12/31/2010				09/30/2010
			PRINCIPAL				PRINCIPAL
	CHARGES			Non Current	CHARGES			Non Current
	Average Rate	Value	Current		Average Rate	Value	Current
Foreign Currency
Financial Institutions
Inter-American Development Bank - IDB	4.16%	2,202	31,001	201,509	5.32%	3,659	32,397	242,977
Corporación Andina de Fomento - CAF		9,886	25,634	1,935,355	3.97%	22,040	-	1,205,446
Kreditanstalt fur Wiederaufbau - KFW		70	21,158	43,556	3.87%	183	23,811	52,205
AMFORP & BEPCO		-	-	-	-	-	-	-
Dresdner Bank	6.25%	88	21,405	21,406	6.25%	775	23,810	48,458
Eximbank	2.15%	1,591	44,999	292,490	2.15%	1,654	41,288	309,651
BNP Paribas		338	57,703	601,060	1.86%	15,044	-	737,695
Others		721	11,783	12,475		445	3,942	23,854
		14,896	213,683	3,107,852		43,801	125,248	2,620,285
Bonds
Bonds due date 11/30/2015	7.75%	3,812	-	499,860	7.75%	3,984	-	522,360
Bonds due date 07/30/2019	6.87%	54,162	-	1,666,200	6.87%	59,421	-	1,741,200
		57,974	-	2,166,060		63,405	-	2,263,560
Others
National Tresury - - ITAIPU		2,412	349,744	7,978,640		3,342	344,448	8,701,253
		2,412	349,744	7,978,640		3,342	344,448	8,701,253
		75,282	563,427	13,252,552		110,548	469,696	13,585,098
RGR		-	-	8,159,038		-	-	7,672,055
Others		65,039	1,164,718	9,147,845		63,467	471,563	6,504,278
		65,039	1,164,718	17,306,883		63,467	471,563	14,176,333

TOTAL		140,321	1,728,145	30,559,435		174,015	941,259	27,761,432

a) The debts are guaranteed by the Government and/or by Eletrobrás

b) The total debt in foreign currency, including financial charges, correspond to R$ 5.546.687 thousand, equivalent to US$ 3.328.944 thousand and the consolidated debt amounts to R$ 13.891.258 thousand, equivalent to US$ 8.337.089 thousand. The percentage breakdown by currency is presented as follows.

c) The loans and financing are subject to charges, whose average rate in 2010 was 4.19% pa and 4.65% pa in 2009.

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

25

Marketletter – December 2010	Analysis of the Result

26

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

	Parent Company			Consolidated
Assets	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Assets
Cash and cash equivalents	5,598,702	5,576,540	2,731,239	9,220,169	8,617,294	5,527,468
Restricted cash	2,058,218	1,341,719	734,386	2,058,218	1,341,719	734,386
Marketable securities	5,811,767	6,919,179	6,638,802	6,774,073	7,662,640	7,439,509
Accounts receivable	428,633	84,665	39,531	4,016,006	3,102,079	3,118,394
Financial asset of concession contracts	-	-	-	726,507	715,720	522,851
Itaipu financial asset	413,423	267,408	388,414	997,015	854,656	1,100,155
Loans and financing	2,644,139	3,539,436	2,697,114	1,359,269	1,926,193	1,499,420
Fuel consumption account - CCC	1,428,256	375,558	573,993	3,041,484	877,833	550,894
Investment remuneration	684,073	567,821	512,397	178,604	78,726	61,951
Tax to recover	1,370,133	1,081,667	146,107	1,825,905	1,326,933	509,883
Compensation rights	-	-	-	324,451	221,519	527,809
Sundry debts	173,255	382,315	171,165	478,367	602,731	373,070
Stored materials	607	1,960	1,879	676,609	675,104	595,911
Prepaid charges	-	-	-	40,418	58,765	45,278
Financial instruments	-	-	-	283,220	227,540	52,640
Other	228,149	121,141	80,882	805,632	511,773	362,944
	20,839,355	20,259,409	14,715,909	32,805,946	28,801,225	23,022,563
Non-Current Assets
Loans and financing	22,117,783	25,177,898	39,537,157	8,300,171	9,839,828	13,405,178
Accounts receivable	-	-	-	1,470,216	1,431,080	1,874,062
Marketable securities	761,750	682,624	613,374	769,905	687,188	618,473
Nuclear fuel inventories	-	-	-	799,556	755,434	720,294
Financial asset of concession contracts	-	-	-	24,995,626	22,352,102	20,821,244
Itaipu financial asset	824,574	874,420	2,061,683	15,648,086	16,744,837	24,119,962
Fiscal assets deferred	1,835,272	1,892,008	1,348,168	4,338,682	4,493,223	3,450,717
Cauções e depósitos vinculados	562,665	489,890	407,304	1,750,678	1,521,317	991,957
Fuel consumption account - CCC	785,327	1,074,402	572,279	1,156,926	1,173,580	572,279
Financial instruments	-	-	-	297,020	228,020	40,050
Other	199,908	141,992	73,517	889,930	766,145	1,012,243
	27,087,279	30,333,234	44,613,482	60,416,796	59,992,755	67,626,458
Advances for shareholding participation	5,548,884	11,784,618	2,078,679	7,141	4,001	4,027
	32,636,163	42,117,852	46,692,161	60,423,937	59,996,756	67,630,485
Investments	52,035,980	42,681,197	40,400,426	4,724,647	5,288,107	5,043,144
Property, plant and equipment	101,848	30,899	25,494	46,682,498	41,597,605	36,495,658
Intangible
Concession contracts	-	-	-	932,509	991,879	1,328,055
Others	50,003	51,855	53,706	1,331,463	1,032,804	786,539
	52,187,831	42,763,951	40,479,626	53,671,117	48,910,395	43,653,396
Total Assets	105,663,349	105,141,213	101,887,696	146,901,000	137,708,376	134,306,444

27

Marketletter – December 2010

	Parent Company			Consolidated
Liabilities and Stockholders’ Equity	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Liabilities
Loans and financing	275,908	230,045	192,181	1,868,465	1,115,275	1,135,497
Compulsory loan	16,191	12,941	85,205	16,925	13,675	85,946
Suppliers	365,965	307,009	230,362	5,165,765	3,079,614	2,504,293
Anticipated energy sales	302,100	24,108	15,381	341,462	63,400	53,159
Taxes payable	76,680	15,967	91,608	1,102,672	963,365	810,536
Fuel consumption account - CCC	2,579,546	923,535	649,341	2,579,546	923,535	649,341
Shareholders’ remuneration	3,340,024	3,155,767	1,656,386	3,424,520	2,884,196	1,687,448
Federal treasury credits	92,770	76,036	72,236	92,770	76,036	72,236
Estimated obligations	28,983	9,448	67,835	772,071	672,214	600,661
Reimbursement obligations	759,214	857,001	479,868	759,214	857,001	479,868
Employee postemployment benefits	-	-	-	330,828	351,149	510,197
Provision for contingencies	-	-	-	257,580	252,708	303,452
Fees as per regulations	-	-	-	584,240	589,433	695,247
Leasing	-	-	-	120,485	108,827	106,435
Financial instruments	-	-	-	237,209	40,050	296,134
Other	65,484	82,577	78,910	715,759	943,799	1,056,034
	7,902,865	5,694,434	3,619,313	18,369,510	12,939,590	11,051,831
Non-Current Liabilities
Loans and financing	13,429,818	12,528,895	11,159,700	31,269,971	28,392,542	26,910,231
Federal treasury credits	250,485	311,306	403,429	250,485	311,306	403,429
Compulsory loan	141,425	127,358	129,866	141,425	127,358	129,866
Taxes payable	-	70,266	1,189,202	1,217,649	1,203,624	2,226,852
Shareholders remuneration	5,601,077	7,697,579	-	5,601,077	7,697,579	-
Decommissioning obligations	-	-	-	375,968	323,326	266,168
Anticipated energy sale	-	-	-	928,653	978,980	1,018,488
Fuel consumption account - CCC	785,327	908,832	572,279	1,876,598	1,344,380	1,376,468
Provision for contingencies	1,290,567	1,317,575	1,416,818	3,901,289	3,528,917	3,769,666
Employee postemployment benefits	30,617	101,472	-	2,066,702	1,992,012	2,179,845
Provision for descovered liabilities in subsidiaries	201,827	2,213,120	1,874,562	-	-	-
Leasing	-	-	-	1,694,547	1,639,448	1,685,071
Concessions to pay	-	-	-	834,215	761,131	642,255
Advances for future capital increase	5,173,856	4,712,825	4,287,353	5,173,856	4,712,825	4,287,353
Financial instruments	-	-	-	303,331	228,020	40,050
Other	551,371	211,044	46,784	2,365,315	1,874,718	1,137,877
	27,456,370	30,200,272	21,079,993	58,001,081	55,116,166	46,073,618

Stockholders’ Equity
Capital Stock	26,156,567	26,156,567	26,156,567	26,156,567	26,156,567	26,156,567
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	16,804,851	19,009,668	28,900,908	16,804,851	19,009,668	28,900,908
Accumulated income	-	(3,345,744)	(4,086,684)	-	(3,345,744)	(4,086,684)
Equity valuation adjustment	163,335	179,427	196,906	163,335	179,427	196,906
Aditional propose dividend	753,201	370,755	257,836	753,201	370,755	257,836
Other comprehensive income	377,818	827,491	(285,485)	377,818	827,491	(285,485)
Participation of non-controlling shareholders	-	-	-	226,296	132,543	121,516
	70,304,114	69,246,506	77,188,390	70,530,410	69,379,050	77,309,906
Total Liabilities and Stockholders’ Equity	105,663,349	105,141,212	101,887,696	146,901,001	137,708,376	134,306,444

28

Marketletter – December 2010

Statement of Income for the period ended on December 31
(R$ thousand)

	Parent Cpmpany		Consolidated
	2010	2009	2010	2009
Net Operating Revenues	4,085,083	4,665,986	27,419,157	24,711,937
Operating expenses
Personnal, material and services	472,332	434,499	7,370,713	6,486,218
Income participation	35,031	27,000	296,270	284,534
Electricity purchased for resale	1,960,532	1,599,732	4,315,084	3,581,396
Fuel for electric power production	-	-	743,761	756,285
Use of basic transmission network	-	-	1,353,839	1,263,408
Remuneration and reimbursement	-	-	1,087,341	1,188,032
Depreciation and amortization	7,210	6,075	1,592,476	1,624,246
Construccion	-	-	2,953,484	1,723,960
Operating provisions	730,269	1,334,691	1,529,549	2,140,406
Results to compensate from itaipu	-	-	441,057	669,675
Donations and contributions	191,774	183,045	261,006	237,978
Other	68,118	65,342	1,063,205	704,449
	3,465,266	3,650,384	23,007,785	20,660,585
Operating result before financing result	619,817	1,015,602	4,411,372	4,051,351
Financing result
Financing revenues
Revenues from interest, comission and taxes	2,157,684	3,884,310	781,872	1,035,487
Revenues from financial aplications	1,261,856	1,147,357	1,537,435	1,464,782
Electric energy accrued	24,829	518	393,987	228,145
Monetary corrections	717,912	175,509	616,141	356,023
Other financial revenues	60,377	106,407	44,857	736,766
Financial expenses
Debt charges	(656,096)	(643,592)	(1,675,821)	(1,758,473)
Leasing charges	-	-	(332,449)	(213,470)
Shareholders resources charges	(1,263,501)	(1,422,982)	(1,298,647)	(1,468,713)
Currency corrections	(469,677)	(4,618,216)	(431,497)	(4,018,643)
	1,833,384	(1,370,689)	(364,123)	(3,638,097)
Result before income tax and social contribution	2,453,201	(355,087)	4,047,249	413,255
Income tax	(149,381)	932,493	(1,074,606)	635,875
Social Contribution	(55,907)	334,061	(419,659)	201,010
Net income (loss) for the period	2,247,913	911,467	2,552,985	1,250,140
Part attributable to the controlling shareholders	2,247,913	911,467	2,247,913	911,467
Part attributable to the non-controlling shareholders	-	-	305,072	338,673
Net income (loss) per share	R$1.99	R$0.80	R$2.25	R$1.10

	Result by activities
	2010
	Administracion	Generation	Transmission	Distribucion	Total
Net Operating Revenues	657,139	18,015,971	5,833,463	2,912,584	27,419,157
Operating expenses	(1,844,617)	(12,479,549)	(5,367,376)	(3,316,243)	(23,007,785)
Operating result before financing result	(1,187,478)	5,536,422	466,087	(403,659)	4,411,372
Financing result	717,898	(596,809)	(410,835)	(74,376)	(364,122)
Income tax and social contribution	(206,119)	(1,078,830)	(198,609)	(10,707)	(1,494,265)
Minority participation	(305,072)	-	-	-	(305,072)
Net income (loss) for the period	(980,771)	3,860,783	(143,357)	(488,742)	2,247,913

	2009
	Administracion	Generation	Transmission	Distribucion	Total
Net Operating Revenues	1,583,869	16,041,377	4,588,691	2,498,000	24,711,937
Operating expenses	(2,560,632)	(10,826,693)	(4,503,602)	(2,769,658)	(20,660,585)
Operating result before financing result	(976,763)	5,214,684	85,089	(271,658)	4,051,352
Financing result	(3,981,327)	(6,811)	487,745	(137,704)	(3,638,097)
Income tax and social contribution	1,266,418	(217,767)	(207,921)	(3,845)	836,885
Minority participation	(338,673)	-	-	-	(338,673)
Net income (loss) for the period	(4,030,345)	4,990,106	364,913	(413,207)	911,467

28

Marketletter – December 2010

Cash Flow for the period ended on December 31
(R$ thousand)

	Parent company		Consolidated
	2010	2009	2010	2009
Net income before income tax and social contribution	2,453,201	355,087	4,047,250	413,256
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	7,210	6,075	1,592,476	1,624,246
Net monetary/exchange variations	231,141	4,442,707	118,677	3,662,620
Financial charges	(2,722,068)	(779,390)	2,008,270	1,971,943
Atualizações da taxa de retorno - Transmissão	-	-	(501,058)	(535,842)
Receita de construção	-	-	(636,818)	(440,915)
Equity method result	(2,177,646)	(3,694,296)	(669,755)	(1,571,031)
Repasse Itaipu	(393,963)	570,635	370,580	1,335,177
Provision for uncovered liabilities	148,167	(74,859)	148,167	(74,859)
Provision for deferred taxes	-	-	828	(2,999)
Provision for credits of questionable liquidation	36,245	61,541	481,887	772,214
Provision for contingencies	(27,008)	(99,242)	460,628	96,752
Provisão para redução ao valor recuperável de ativos	-	-	82,402	(412,956)
Provision for complementary securities	(8,197)	68,623	19,012	942,772
Charges on RGR	328,925	310,998	395,756	380,439
Adjustment present value – actuarial valuation	(36,532)	-	(17,931)	31,485
Adjustment present value - leasing	-	-	332,449	213,470
Minority participation result	-	-	(305,072)	(338,673)
Financial charges on stockholders equity	1,263,501	1,422,982	1,298,647	1,468,710
Result from Itaipu to compensate	-	-	441,057	669,675
Loss/Income sales of assets	-	-	(49,286)	203,918
Financial instruments - derivatives	-	-	(46,599)	(430,984)
Other	568,560	87,618	30,047	(417,427)
	(2,781,664)	2,323,391	5,554,363	9,147,735
(Increases) decreases in operating assets
Restricted cash	(716,499)	(607,333)	(716,499)	(607,333)
Consumers and resellers	(343,968)	(45,134)	(913,926)	16,315
Marketable securities	1,107,412	(280,377)	888,568	(223,131)
Fuel consumption account - CCC	(1,052,698)	198,435	(2,163,651)	(326,939)
Deferred fiscal assets	426,416	717,328	215,910	840,102
Reimbursement rights	-	-	(102,932)	306,290
Debtors	209,060	(211,150)	124,364	(229,661)
Stored materials	1,353	(81)	(1,505)	(79,193)
Expenses paid in advance	-	-	18,347	(13,487)
Financing instruments	-	-	(55,680)	(174,900)
Financial asset of concession contracts	-	-	(10,787)	(192,869)
Itaipu financial assets	(146,015)	121,006	(142,359)	245,499
Others	(107,008)	(40,259)	(477,614)	199,150
	(621,947)	(147,565)	(3,337,764)	(240,158)
Increases (decreases) in operating liabilities
Compulsory loan	3,250	(72,264)	3,250	(72,271)
Suppliers	58,956	76,647	2,086,151	575,321
Anticipated energy sale	277,992	8,727	278,062	10,241
Taxes and social contributions	114,729	(1,127,294)	193,323	(898,824)
Fuel consumption account - CCC	1,656,011	274,194	1,656,011	274,194
Concession to pay	-	-	247,786	5,314
Leasing	-	-	11,658	108,827
Estimated obligations	19,535	(58,387)	99,857	71,553
Reimbursement obligations	(97,787)	377,133	(97,787)	377,133
Regulatory charges	-	-	(5,194)	589,433
Financial instruments	-	-	197,159	40,049
Others	(17,093)	3,667	(481,140)	943,797
	2,015,593	(517,577)	4,189,136	2,024,767
Resources from (applied in) operating activities	1,065,183	2,013,336	10,452,985	11,345,600
Payment of Financial Charges	(75,953)	(78,062)	(1,209,688)	(1,104,469)
Payment of Global Reversion Reserve (RGR) charges	(875,868)	(741,256)	(875,868)	(788,445)
Financial Charges receivable	1,484,055	542,569	211,612	574,508
Payment of Income Tax and Social Contributions	(80,892)	(450,649)	(678,240)	(906,786)
Judicial Deposits	(51,956)	(1,232)	(146,131)	(354,036)
	1,464,570	1,284,706	7,754,670	8,766,372
Financing Activities
Loans and financing obtained – long-term	881,980	2,241,945	3,844,430	1,672,331
Loans and financing paid	(491,004)	(221,247)	(1,405,478)	(1,145,379)
Shareholders remuneration - paid	(2,904,520)	(1,102,644)	(2,930,014)	(1,390,796)
Payment of refinancing of taxes and contributions (principal)	-	-	(92,115)	(97,480)
Compulsory loan and Global Reversion Reserve	1,049,035	896,445	1,049,035	896,445
Others	141,595	(231,860)	(204,838)	(1,416,057)
Resources from (applied in) financing activities	(1,322,913)	1,582,639	261,020	(1,480,936)
Investment Activities
Loans and financing - granted	(2,790,950)	(2,125,820)	(595,043)	(216,056)

30

Marketletter – December 2010

Loans and financing - received	7,309,753	1,846,586	2,910,094	1,064,842
Received renegotiated energy credits	-	-	342,745	563,460
Acquisition of property, plant and equipment	(76,234)	(83,320)	(6,257,865)	(5,262,299)
Acquisition of intangible assets	-	-	(359,219)	(290,736)
Acquisition financial assets – transmission / distribution	-	-	(266,146)	737,675
Acquisition/capital increase in corporate participations	(67,241)	(523,681)	(628,455)	(1,018,951)
Advance for future capital increase - concession	(5,596,121)	(595,274)	(3,095,671)	0
Received remuneration on investments in corporate partnerships	1,140,521	1,459,495	285,078	731,216
Others	(39,223)	(30)	67,912	(547,417)
Resources from (applied in) investment activities	(119,494)	(22,044)	(7,596,569)	(4,238,265)
Increase (reduction) in cash and cash equivalent	22,162	2,845,301	419,121	3,047,170
Cash and cash equivalent – beginning of period	5,576,540	2,731,239	8,260,976	5,213,806
Cash and cash equivalent – end of period	5,598,702	5,576,540	8,680,097	8,260,976
	22,162	2,845,301	419,121	3,047,170

31

Marketletter – December 2010

Structure of Eletrobras

Capital structure

As at December 31, 2010 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
Total	905,023,527%		146,920%		227,186,643%		1,132,357,090%
Federal Gov.	470,656,241	52.00			712	0.00	470,656,953	41.56
Bndespar	190,757,950	21.08			18,691,102	8.23	209,449,052	18.50
FND	45,621,589	5.04					45,621,589	4.03
FGHAB	1,000,000	0.11					1,000,000	0.09
FGI					8,750,000	3.85	8,750,000	0.77
FGO					1,008,500	0.44	1,008,500	0.09
Others	196,987,747	21.77	146,920	100.00	198,736,329	87.48	395,870,996	34.96
Under CBLC Custody	195,809,462	21.64	84,870	57.77	160,511,450	70.65	356,405,782	31.47
Residents	61,461,579	6.79	84,870	57.77	38,969,201	17.15	100,515,649	8.87
Non-residents	62,385,693	6.89	1	0.00	88,568,342	38.99	150,954,036	13.33
ADR Prog,	71,962,190	7.96			32,973,907	14.51	104,936,097	9.27
Others	1,178,285	0.13	62,050	42.23	38,224,879	16.82	39,465,214	3.49
Residents	1,150,556	0.13	62,023	42.22	38,220,877	16.82	39,433,456	3.49
Non-residents	27,729	0.00	27	0.01	4,002	0.00	31,758	0.00

32

Marketletter – December 2010

Eletrobras Shareholders

The amount of shareholders increased 12.4% between December 31 2009 and December 31 2010. There was an increase of 50.7% of the common shareholders and a decrease of 1.2% of preferred shareholders.

Between December 31 2009 and December 31 2010, there was an increase of 13.6% of resident shareholders. Concerning the non-resident shareholders, between December 31 2009 and December 31 2010 there was a decrease in share participation of 14.8%.

33

Marketletter – December 2010

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During 2010 Eletrobras’ preferred shares (ELET6) had a devaluation of 10.34% closing at R$ 26.72. The maximum price achieved by those shares was R$ 34.05 on January 22. The lowest price registered was R$ 24.57 on May 6. The quotations related are values ex-dividend.

Eletrobrás ON - ELET3

During 2010 Eletrobras’ common shares (ELET3) had a devaluation of 13.10% closing at R$ 22.23. The maximum price achieved by those shares was R$ 30.68 on January 22. The lowest price registered was R$ 20.42 on May 6. The quotations related are values ex-dividend.

34

Marketletter – December 2010

ADR Programs

EBR-B – Eletrobras Preferred Shares

During 2010 Eletrobras’ ADRs preferred shares had a devaluation of 5.40% closing at U$ 16.65. The maximum price achieved by those shares was U$ 18.83 on January 11. The lowest price registered was U$ 13.08 on May 6. The quotations related are values ex-dividend. The ADRs outstanding at the end of the quarter was 32.973.907.

EBR - Eletrobras Common Shares

During 2010 Eletrobras’ ADRs common shares had a devaluation of 6.08% closing at U$ 13.74. The maximum price achieved by those shares was U$ 16.64 on January 22. The lowest price registered was U$ 10.94 on May 6. The quotations related are values ex-dividend. The ADRs outstanding at the end of the quarter was 71.962.190.

Trading Volume (Daily Average) at the NYSE

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

XELTO

During 2010 Eletrobras’ Latibex common shares had a devaluation of 31.32% closing at € 10.11. The maximum price achieved by those shares was € 16.91 on January 25. The lowest price registered was € 9.01 on September 29.

XELTB

During 2010 Eletrobras’ Latibex preferred shares had a devaluation of 4.47% closing at € 12.19. The maximum price achieved by those shares was € 14.17 on January 25. The lowest price registered was € 10.78 on September 27.

Trading Volume (Daily Average) at the Madrid Stock Exchange

35

Marketletter – December 2010

Partnership

SPC / Consortium	Enterprises	Eletrobras Participation (%)	Investiment (R$ Million)	Other Shareholders (%)	Installed Capacity (MW)	Assured Energy MW average	Beginning of construction	Beginning of Operation	End of concession
IGESA - Inambari Geração de Energia S.A.	HEU Inambari	29.40	37.00	Furnas 19.60% OAS 51%	2,200	1,457.00	jul/12	jan/17	jan/47
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	EEU Mangue Seco 2	49.00	103.95	Petrobras 51.00%	25.20	12.08	dec/10	may/12	jun/45
CHC - Centrales Hidroeléctricas de Centroamérica S.A.	UHE Tumarin	50.00	1,890.00	Queiroz Galvão 50%	253	132.67	jul/11	dic/15	sep/41
Norte Energia S.A.	HEU Belo Monte	15.00	25,000	Chesf 15.00 % Eletronorte 19.98% Petros 10.00% Funcef 2.50% Caixa FIP Cevix 5.00% Bolzano Participações 10.00% Queiroz Galvão 2.51% OAS 2.51% Cetenco 1.25% Contern 1.25% Galvão 1.25% Mendes Junior 1.25% Serveng 1.25% J.Malucelli 1.00% J.Malucelli 0.25% Gaia 9.00% Sinobras 1.00%	11,233.10	4,571.00	may/11	feb/15	aug/45

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
519	183	13		217	164	1,096

36

Marketletter – December 2010	Generation and Transmission Companies

The table below represents the result of the generation and transmission subsidiary companies for 2010:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Furnas	0.854	0.697	1.468	1.650	0.353	0.335	0.546	0.504	0.099	0.060	0.048	0.028	0.020886	0.009130
Chesf	1.813	1.467	2.551	1.247	0.168	0.324	0.202	0.479	0.423	0.201	0.126	0.070	53.419177	31.887526
Eletronorte	1.701	1.478	1.019	0.667	0.463	0.653	0.862	1.886	0.041	0.173	0.014	0.092	0.000000	0.000000
Eletronuclear	1.580	1.300	0.359	0.397	0.623	0.575	1.650	1.351	(0.081)	0.139	(0.046)	0.070	0.050224	0.050732
Eletrosul	1.258	1.178	1.190	1.425	0.547	0.483	1.210	0.935	0.085	0.262	0.026	0.088	5.470474	7.443339
CGTEE	0.947	0.606	0.196	0.133	0.803	0.767	4.089	3.300	0.078	0.676	0.116	0.444	0.073086	0.023677
(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

37

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(In US$)

Assets	12.31.2010	12.31.2009	01.01.2009
Current Assets
Cash and banks	545,693,567	514,324,709	172,081,961
Accounts receivable –rendering of services	754,598,355	761,752,518	762,406,149
Stored materials	7,326,737	6,778,804	6,263,746
Obligations to receive	734,466	745,206	743,050
Legal deposits	51,472,834	39,868,395	29,020,077
Others	29,195,719	10,079,156	11,010,854
Total Current Assets	1,389,021,678	1,333,548,788	981,525,837

Non-Current Assets
Long-term assets
Accounts receivable –rendering of services	39,002,146	41,138,334	55,206,856
Obligations to receive	159,894,095	138,810,435	159,839,018
Legal deposits	30,166,661	38,498,116	24,408,731
	229,062,902	218,446,885	239,454,605

Results to compensate
From previous periods	828,818,259	1,425,153,144	2,307,020,087
Result for the period	(466,547,820)	(596,334,885)	(881,866,943)
	362,270,439	828,818,259	1,425,153,144
Property, plant and equipment	17,430,926,794	17,400,468,885	17,452,279,138
Intangible	18,074,800	15,393,664	10,990,891
Total Non-Current Assets	18,040,334,935	18,463,127,693	19,127,877,778
Total Assets	19,429,356,613	19,796,676,481	20,109,403,615

38

Marketletter – December 2010

Liabilities and Stockholders’ Equity	12.31.2010	12.31.2009	01.01.2009
Current Liabilities
Loans and Financing	964,112,033	1,059,179,040	838,762,081
Remuneration and reimbursement	415,708,139	408,590,056	444,470,099
Suppliers	78,389,798	54,601,352	37,981,897
Pay roll and social obligation	53,805,637	47,559,939	40,279,742
Labor indemnities	16,472,537	10,645,749	8,705,411
Provision for contigencies	222,371,817	220,376,660	142,582,941
Other obligations	4,606,031	3,786,157	3,075,794
Total Current Liabilities	1,755,465,992	1,804,738,953	1,515,857,965

Non-Current Liabilities
Loans and financing	15,895,153,536	16,832,867,713	17,864,640,017
Labor indemnities	328,497,592	198,836,851	170,781,324
Retirement benefits	1,168,898,536	724,892,013	305,598,406
Provision for contingencies	178,286,782	132,392,425	149,776,914
Other obligations	3,054,175	2,948,526	2,748,989
Total Non-Current Liabilities	17,573,890,621	17,891,937,528	18,493,545,650
Total Liabilities	19,329,356,613	19,696,676,481	20,009,403,615

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S.A.	50,000,000	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	19,429,356,613	19,796,676,481	20,109,403,615

39

Marketletter – December 2010

Statement of Income for the period ended on December 31
US$

	2010	2009
Operating Revenues
Power supply	3,291,012,000	3,291,012,000
Remuneration on power assignment	104,496,786	107,990,265
Reimbursement of energy in addition to guaranteed energy	55,038,968	83,266,537
Total operating revenues	3,450,547,754	3,482,268,802
Operating Expenses
Remunerations and reimbursements
Capital income	(44,733,476)	(42,812,560)
Remuneration on power assignment	(104,496,786)	(107,990,265)
Assured energy
Royalties	(377,031,035)	(360,170,740)
Reimbursement of charges – administration and supervision	(29,002,387)	(27,705,441)
	(406,033,422)	(387,876,181)
Nonassured energy
Royalties	(51,107,613)	(77,318,928)
Ressarcimento encargos de adm. e supervisão	(3,931,355)	(5,947,609)
	(55,038,968)	(83,266,537)
	(610,302,652)	(621,945,543)
General and administrative expenses
Personnel	(580,341,945)	(394,817,562)
Actuarial provisions	(428,607,040)	(353,852,808)
Materials	(12,023,546)	(10,633,440)
Third party services	(102,745,459)	(76,531,199)
Provision for contengencies	(68,572,111)	(144,881,282)
Other operating expenses	(99,159,723)	(127,116,975)
	(1,291,449,824)	(1,107,833,266)
Total of operating expenses	(1,901,752,476)	(1,729,778,809)
Result of Service	1,548,795,278	1,752,489,993
Other revenues / expenses
Sundry Revenues	5,772,443	7,092,413
Sundry Expenses	(16,552,563)	(4,991,020)
Total of sundry revenues (expenses)	(10,780,120)	2,101,393
Financial Revenues
Income from financial applications	62,400,097	12,575,940
Arrears on energy bills	5,148	25,193
Other financial revenues	5,741,215	7,001,959
Total of financial revenues	68,146,460	19,603,092
Financial Expenses
Financial charges not to be capitalized	(1,154,444,716)	(1,221,379,726)
Monetary variations	14,830,963	43,520,133
Other financial expenses	(45)	-
Total of operating expenses	(1,139,613,798)	(1,177,859,593)
Financial Result	(1,071,467,338)	(1,158,256,501)
Net income for the period	466,547,820	596,334,885

40

Marketletter – December 2010

Cash Flow for the period ended on December 31
(US$)

	2010	2009
Operating Activities
Net income for the period	466,547,820	596,334,885
Adjustments
Disposal of Assets - sales	15,954,779	4,568,730
Monetary Variation on Financing and loans	5,105,960	14,369,947
Monetary Variation on Estimated Obligations	19,692,274	56,490,408
Liabilities provision
Financial charges not to be capitalized	1,154,444,716	1,221,379,726
Estimated Obligations	615,462,605	521,728,759
Adjusted Income	2,277,208,154	2,414,872,455
Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	9,290,352	14,722,153
Stored Material variation	(547,933)	(515,058)
Other Credits variation	(43,437,756)	20,741,796
Remuneration and reimbursement variation	7,118,083	(35,880,043)
Suppliers and other variations	24,713,969	17,329,818
Payment-roll variation	6,245,698	7,280,197
Payment of the Estimated Obligation	(7,771,313)	(8,553,167)
	(4,388,900)	15,125,696
Net Operating Cash Flow	2,272,819,254	2,429,998,151
Investment Activities
Property, plant and equipment	(49,093,824)	(40,650,385)
Balance of the Investment Activities	(49,093,824)	(40,650,385)
Financing Activities
Loans and financing obtained	19,587,569	10,177,362
Amortization of the Loans and Financing	(1,056,555,509)	(834,865,427)
Payment of interest on Loans and Financing	(1,155,388,632)	(1,222,416,953)
Balance of the Financing Activities	(2,192,356,572)	(2,047,105,018)
Total of Cash Effects	31,368,858	342,242,748
Cash and cash equivalent – beginning of period	514,324,709	172,081,961
Cash and cash equivalent – end of period	545,693,567	514,324,709
Total of Cash Effects	31,368,858	342,242,748

41

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh
			4th qrt/10	2010
Itaipu Binacional	14,000	8,577	24,121,568	85,970,018

Energy sold

Buyer	4th qrt/10		2010
	US$ million	MWh	US$ million	MWh
ANDE	48.2	1,878,021	198.4	7,272,103
ELETROBRAS	774.5	22,033,908	3,092.6	78,030,525
Total	822.7	23,911,929	3,291.0	85,302,628

Losses in generation

4th qrt/10	2010
0.87%	0.78%

Average tariff – US$ / KW

4th qrt/10	2010
22.60	22.60

Main Investments - US$ milhões

Project	4th qrt/10	2010
Permanent		3.6
Assets		23.5
Total	0.0	27.1

Loans and Financing – US$ million

Creditor	Balance on 12/31/10	Due	Currency
Eletrobras	6,807.9	2014 / 2023	US$
Federal Gov’t	9,650.2	2023	US$
Bco. Brasil-Rescheduled Debt	346.8	2013 / 2023	US$
FIBRA	51.6	2023	R$
Cajubi	2.8	2022	US$
Total	18,882.3

Contract obligations – US$ thousand

Short-term

Due: 2011	964,112
Total	964,112

Long-term

Loans and Financing	2012	2013	2014	2015	2016	2017 to 2023
	1,027,264	1,094,290	1,162,997	1,235,508	1,317,666	10,057,429

Number of employees

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
840	178	585	174	1,080	308	3,165

Department	Own staff	Others	Total
Field	1,001	1	1,002
Administrative	2,164	20	2,184
Total	3,165	21	3,186

Complementary work force – 12/31/10

Contracted	Other
161	21

42

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(R$ thousand)

	Parent Company			Consolidated
Assets	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Assets
Cash and banks	5,222	13,273	18,208	478,504	468,329	62,934
Financial applications	535,070	248,830	312,782	540,072	356,318	313,662
Consumers, concessionaires and affiliates	750,568	721,072	696,273	786,404	742,463	710,529
Loans and financing granted	2,192	56,625	112,050	2,192	56,625	112,050
Financed energy credits	148,933	150,877	203,201	148,933	150,877	203,201
Stored materials	11,896	12,238	11,613	11,971	12,238	11,613
Dividends to receive	12,570	10,880	10,642	2,020	-	-
Tax credits	58,922	72,733	82,569	77,612	73,358	89,455
Expenses paid in advance	3,971	14,736	15,727	14,042	24,185	17,032
Collaterals and linked deposits	35,893	38,049	29,381	59,171	60,248	50,047
Debtors	96,691	75,351	83,297	98,545	77,534	83,538
Financial asset indemnification – concession	-	-	-	13,442	-	-
Others	21,941	16,863	55,017	31,897	18,745	56,974
	1,683,869	1,431,527	1,630,760	2,264,805	2,040,920	1,711,035

Non-Current Assets
Financial applications	-	-	-	3,846	3,675	-
Loans and financing granted	10,917	11,757	57,570	10,917	11,757	57,570
Financed energy credits	596,826	629,228	947,406	596,826	629,228	947,406
Stored materials	89,354	91,911	87,219	89,354	92,858	87,219
Tax credits	727,339	756,324	546,947	759,766	771,303	554,412
Collaterals and linked deposits	179,536	197,762	193,938	210,230	225,272	193,940
Debtors	160	30,258	30,364	1,153	30,258	30,364
Financial asset indemnified	5,146,170	4,985,469	4,739,274	5,146,170	4,985,469	4,773,187
Financial asset – Allowed Annual Revenue amortization	2,210,119	2,450,237	2,725,519	2,574,274	2,575,565	2,725,519
Expenses paid in advance	-	3,665	1,772	30,328	41,556	7,993
Marketable securities	1,548	1,452	1,355	1,548	1,452	1,355
Others	41,688	61,290	96,559	50,614	61,290	111,904
	9,003,657	9,219,353	9,427,923	9,475,026	9,429,683	9,490,869

Investments	1,394,891	1,120,640	1,128,882	98,305	65,542	617,292
Property, plant and equipment	8,418,529	7,412,487	6,653,273	13,587,875	10,700,888	7,633,722
Intangible	116,436	90,884	63,931	1,046,187	752,708	626,100
	18,933,513	17,843,364	17,274,009	24,207,393	20,948,821	18,367,983
Total Assets	20,617,382	19,274,891	18,904,769	26,472,198	22,989,741	20,079,018

43

Marketletter – December 2010

	Parent Company			Consolidated
Liabilities and Stockholders’ Equity	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Liabilities
Suppliers	841,815	648,115	556,769	1,026,132	723,764	638,745
Charges on loans and financing	37,787	45,076	43,885	45,905	46,308	45,318
Loans and financing	267,804	538,513	229,884	492,124	602,360	327,655
Other funding obtained from third parties	-	71,671	224,977	-	71,671	224,977
Complementary pension fund	221,999	191,204	181,776	221,999	191,204	181,776
Taxes and social contributions	230,150	198,974	178,391	244,847	209,718	187,198
Personnal obligations	123,810	157,494	100,695	126,253	158,928	101,366
Research and development	6,170	6,624	42,730	6,209	6,624	42,730
Provision for social and environmental compensation	-	-	-	9,165	-	-
Use of public property	-	-	-	253,100	5,314	5,348
Shareholders remuneration	17,928	14	-	18,747	14	-
Income participation	105,095	76,849	70,717	105,095	76,849	70,717
Creditors	10,382	13,927	11,246	15,217	19,219	11,247
Others	107,967	103,978	74,910	118,257	119,727	77,352
	1,970,907	2,052,439	1,715,980	2,683,050	2,231,700	1,914,429

Non-Current Liabilities
Loans and financing	3,383,361	2,310,494	2,277,514	6,981,905	4,502,948	2,652,890
Other funding obtained from third parties	-	-	86,930	-	-	86,930
Complementary pension fund	536,983	672,438	847,586	536,983	672,438	847,586
Research and development	150,266	120,369	11,623	150,266	120,369	11,623
Taxes and social contributions	633,201	713,704	715,897	648,171	715,981	715,897
Provisions for risks with fiscal, labor and civil litigation	557,731	478,392	410,247	560,811	481,399	414,325
Provision for social and environmental compensation	-	-	-	1,669	-	-
Debêntures	-	-	-	710,536	631,112	-
Creditors	9,795	39,065	-	40,097	18,083	255
Use of public property	40,335	38,668	37,929	780,539	714,701	614,731
Others	2	2	1	43,370	51,690	19,290
	5,311,674	4,373,132	4,387,727	10,454,347	7,908,721	5.363.527
Resources for capital increase	-	31,154	31,154	-	31,154	31,154

Stockholders’ Equity
Capital	6,031,154	6,000,000	6,000,000	6,031,154	6,000,000	6,000,000
Capital Reserves	5,690,383	5,690,383	5,690,383	5,690,383	5,690,383	5,690,383
Equity valuation of affiliate - adjustment	5,434	(12,281)	-	5,434	(12,281)	-
Conversion in affiliate – accumulated adjustment	(337)	(270)	-	(337)	(270)	-
Income Reserves	1,812,970	1,830,852	1,960,006	1,812,970	1,830,852	1,960,006
Accrued losses	-	(581,692)	(1,069,313)	-	(581,692)	(1,069,313)
Additional proposed dividends	53,783	-	253,720	53,783	-	253,720
Other comprehensive income	(258,586)	(108,826)	(64,888)	(258,586)	(108,826)	(64,888)
	13,334,801	12,818,166	12,769,908	13,334,801	12,818,166	12.769.908
Total Liabilities and Stockholders’ Equity	20,617,382	19,274,891	18,904,769	26,472,198	22,989,741	20,079,018

44

Marketletter – December 2010

Statement of Income for the period ended on December 31 by Activities
(R$ thousand)

	2010 Parent Company
	Generation	Transmission	Commercialization	Total
Net Operating Revenue	3,097,161	1,905,427	1,447,064	6,449,652
Cost of electric energy service	(1,355,977)	(1,195,760)	(2,617,996)	(5,169,733)
Gross Operating Income (losses)	1,741,184	709,667	(1,170,932)	1,279,919
Operating Expenses	(110,365)	(184,580)	(40,424)	(335,369)
Provision for credits of questionable liquidation	(32,018)	(29,440)	(7,484)	(68,942)
Reversiom of provision	50,567	82,828	21,963	155,358
Provisions for risks with fiscal, labor and civil litigation	(39,546)	(86,286)	35	(125,797)
Actuarial provision – retirement benefit	4,056	7,443	281	11,780
Income participarion	(36,118)	(66,752)	(2,467)	(105,337)
Other expenses	(57,306)	(92,373)	(52,752)	(202,431)
Service Result	1,630,819	525,087	(1,211,356)	944,550
Other Revenue / Expenses	266,368	(3,064)	(58)	263,246
Result on the Equity Method	(71,613)	-	-	(71,613)
Financing Revenue (expense)	(66,257)	(69,733)	(31,253)	(167,243)
Financing revenues	72,599	132,867	8,623	214,089
Financing expenses	(138,856)	(202,600)	(39,876)	(381,332)
Result before social contribution and income tax	1,759,317	452,290	(1,242,667)	968,940
Social Contribution	(133,007)	(34,655)	79,196	(88,466)
Income tax	(367,524)	(96,509)	220,546	(243,487)
Deferred income	(2,062)	(576)	1,172	(1,466)
Net Result for the period	1,256,724	320,550	(941,753)	635,521

	2010 Consolidated
	Generation	Transmission	Commercialization	Total
Net Operating Revenue	3,263,469	2,150,840	1,447,064	6,861,373
Cost of electric energy service	(1,370,740)	(1,346,411)	(2,617,996)	(5,335,147)
Gross Operating Income (losses)	1,892,729	804,429	(1,170,932)	1,526,226
Operating Expenses	(179,610)	(266,187)	(40,424)	(132,937)
Provision for credits of questionable liquidation	(32,018)	(29,439)	(7,484)	(68,941)
Reversiom of provision	50,567	82,828	21,963	155,358
Provisions for risks with fiscal, labor and civil litigation	(39,546)	(86,286)	35	(125,797)
Actuarial provision – retirement benefit	4,056	7,443	281	11,780
Income participarion	(36,118)	(66,752)	(2,467)	(105,337)
Other expenses	(126,551)	(173,981)	(52,752)	(353,284)
Service Result	1,713,119	538,240	(1,211,356)	1,040,003
Other Revenue / Expenses	261,471	(3,196)	(58)	258,217
Result on the Equity Method	771	(7,954)	-	(7,183)
Financing Revenue (expense)	(206,355)	(76,433)	(31,253)	(314,041)
Financing revenues	83,251	136,329	8,624	228,204
Financing expenses	(289,608)	(212,761)	(39,876)	(542,245)
Result before social contribution and income tax	1,769,006	450,657	(1,242,667)	976,996
Social Contribution	(137,095)	(35,418)	79,196	(93,317)
Income tax	(368,806)	(98,432)	220,546	(246,692)
Deferred income	(2,062)	(576)	1,172	(1,466)
Net Result for the period	1,261,043	316,232	(941,753)	635,521

45

Marketletter – December 2010

	2009 Parent Company
	Generation	Transmission	Commercialization	Total
Net Operating Revenue	2,632,186	1,839,865	1,502,418	5,974,469
Cost of electric energy service	(1,360,972)	(1,239,747)	(2,356,224)	(4,956,943)
Gross Operating Income (losses)	1,271,214	600,118	(853,806)	1,017,526
Operating Expenses
Provision for credits of questionable liquidation	(78,519)	(31,114)	(14,400)	(124,033)
Reversiom of provision	29,163	59,204	2,028	90,395
Provisions for risks with fiscal, labor and civil litigation	(49,928)	(76,671)	(34,464)	(161,063)
Actuarial provision – retirement benefit	(25,111)	(46,073)	(1,736)	(72,920)
Income participarion	(26,350)	(48,699)	(1,800)	(76,849)
Other expenses	(118,027)	(142,994)	(7,575)	(268,596)
	(268,772)	(286,347)	(57,947)	(613,066)
Service Result	1,002,442	313,771	(911,753)	404,460
Other Revenue / Expenses	(73,299)	(3,177)	(82)	(76,558)
Result on the Equity Method	29,119	-	-	29,119
Financing Revenue (expense)
Financing revenues	33,289	54,345	93,371	181,005
Financing expenses	(196,516)	(26,125)	(38,051)	(260,692)
	(163,227)	28,220	55,320	(79,687)
Result before social contribution and income tax	795,035	338,814	(856,515)	277,334
Social Contribution	(2,551)	634	11,690	9,773
Income tax	(2,329)	219	73,470	71,360
Net Result for the period	790,155	339,667	(771,355)	358,467

	2009 Consolidated
	Generation	Transmission	Commercialization	Total
Net Operating Revenue	2,760,728	1,897,176	1,502,418	6,160,322
Cost of electric energy service	(1,403,637)	(1,285,827)	(2,356,224)	(5,045,688)
Gross Operating Income (losses)	1,357,091	611,349	(853,806)	1,114,634
Operating Expenses
Provision for credits of questionable liquidation	(78,519)	(31,114)	(14,400)	(124,033)
Reversiom of provision	29,163	59,204	2,028	90,395
Provisions for risks with fiscal, labor and civil litigation	(49,928)	(76,671)	(34,464)	(161,063)
Actuarial provision – retirement benefit	(25,111)	(46,073)	(1,736)	(72,920)
Income participarion	(26,350)	(48,699)	(1,800)	(76,849)
Other expenses	(119,486)	(133,704)	(7,575)	(260,765)
	(270,231)	(277,057)	(57,947)	(605,235)
Service Result	1,086,860	334,292	(911,753)	509,399
Other Revenue / Expenses	(73,104)	(3,177)	(82)	(76,363)
Result on the Equity Method	9,249	(18,384)	-	(9,135)
Financing Revenue (expense)
Financing revenues	55,535	54,856	93,371	203,762
Financing expenses	(276,651)	(27,774)	(38,051)	(342,476)
	(221,116)	27,082	55,320	(138,714)
Result before social contribution and income tax	801,889	339,813	(856,515)	285,187
Social Contribution	(6,778)	231	11,690	5,143
Income tax	(4,956)	(377)	73,470	68,137
Net Result for the period	790,155	339,667	(771,355)	358,467

46

Marketletter – December 2010

Cash Flow for the period ended on December 31
(R$ thousand)

	Parent Company		Consolidated
Operating Activities	2010	2009	2010	2009
Net income for the period	968,940	277,334	976,996	285,187
Expenses (revenues) not affecting net working capital

Depreciation and amortization

	221,507	236,471	255,219	254,426
Monetary and currency variation	51,776	(113,771)	159,517	(66,273)
Income from financial investment	(29,742)	(34,275)	(41,529)	(34,562)
Financing charges	164,442	193,459	186,352	224,353

Equity Method

	71,613	(29,119)	7,183	-
Provision for credit of questionable liquidation	68,941	124,033	68,941	124,033
Provisions for risks with fiscal, labor and civil litigation	125,797	161,063	125,797	161,063
Reversal of provision for reduction of the recoverable value of assets (impairment)	(252,767)	-	(252,767)	-
Reversal of provision for loss on investments	(68,649)	-	(68,649)	-
Reversion – operacional provisions	(120,790)	(90,395)	(120,790)	(90,395)

Provision for complementary pension fund

	-	77,667	-	77,667
Write-off of fixed assets	(943)	-	(272)	2,480
Investment shareholder participation	-	35,329	-	35,329
Provision for investment losses	-	68,649	-	68,649
RGR - charges	15,038	18,405	15,038	18,405
Income participation	105,338	76,849	105,338	76,849
Other retirement benefits	(58,356)	37,052	(58,356)	37,052
Actuaria provision - retirement benefits	-	72,920	-	72,920
Reversion - actuaria provision - retirement benefits	(11,780)	-	(11,780)	-
Others	(6,892)	7,853	20,068	14,612
Subtotal	1,243,473	1,119,524	1,366,306	1,261,795
Variation in operating assets / liabilities	(49,780)	(60,295)	(111,004)	(202,382)
Payment of financial charges	(312,813)	(281,563)	(314,382)	(281,563)
Payment of RGR charges	-	-	-	-
Financial charges receivable	15,657	31,921	(70,639)	31,921
Payment of income tax and social contribution	(208,216)	(209,849)	(208,065)	(209,849)
Collaterals and linked deposits	(26,076)	(21,905)	(28,131)	(49,565)
Related parties	-	-	(396)	(302)
Renegotiated energy credits-received	169,185	415,301	169,185	416,495
Payment of income participation	(76,849)	(70,479)	(76,849)	(70,479)
Subtotal	(439,112)	(136,574)	(529,277)	(163,342)
Net cash of operational activities	754,581	922,655	726,025	896,071
Financing Activities
Loans and financing obtained	795,368	629,979	2,242,119	2,097,088
Loans and financing payable - principal	(100,767)	(145,419)	(215,663)	(232,470)
Amount received on debentures	-	-	-	585,000
Payment of shareholders remuneration	(14)	(273,220)	(14)	(273,220)
Payment of refinanced taxes and social contribution - principal	(70,581)	(67,444)	(70,581)	(67,444)
Funding payment	(40,500)	(255,196)	(40,500)	(255,196)
Complementary security fund payment – debt (FRG)	(122,138)	(178,484)	(122,138)	(178,484)
Others	-	-	(885)	(50,433)
Net cash of ofinancing activities	461,368	(289,784)	1,792,338	1,624,841
Investment Activities
Loans and financing - granted	(1,349)	(3,474)	(4,842)	(3,474)
Loans and financing granted - receivable	57,287	102,167	57,287	102,167
In fixed income and equities	-	-	24,623	(18,392)
Acquisition of financial assets	29,259	449,808	29,259	449,808
Acquisition of property, plant and equipment	(1,024,079)	(1,065,287)	(2,646,777)	(2,565,726)
Acquisition of intangible assets	(25,551)	(42,855)	(25,767)	(46,832)
Acquisition of equity participation investment	(272,942)	(90,048)	57,740	(33,068)
Investment receivables	13,375	11,883	289	-
Net cash of investment activities	(1,224,000)	(637,806)	(2,508,188)	(2,115,517)
Total of cash effects	(8,051)	(4,935)	10,175	405,395
Cash and cash equivalent – beginning of period	13,273	18,208	468,329	62,934
Cash and cash equivalent – end of period	5,222	13,273	478,504	468,329
	(8,051)	(4,935)	10,175	405,395

47

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy – MW average	Energy generated MWh		Beginning of operation	End of concession
			4th qrt	2010
Hydroelectric
Integral Participation
Furnas	1,216	598	1,655,488	6,212,664	1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,301,887	4,601,170	1969	07/07/2015
Mascarenhas de Moraes	476	295	847,690	3,112,813	1973*	10/31/2023
Porto Colômbia	320	185	540,183	2,075,035	1973	03/16/2017
Marimbondo	1,440	726	1,524,762	7,579,033	1975	03/07/2017
Itumbiara	2,082	1,015	1,917,596	8,362,879	1980	02/26/2020
Funil	216	121	238,056	1,264,924	1969*	07/07/2015
Corumbá I	375	209	347,234	1,581,024	1997	11/29/2014
Shared participation
Partnership
Serra da Mesa (48,46%)	1,275	671	1,062,806	3,083,610	1998	05/07/2011
Manso (70%)	212	92	97,271	475,942	2000	02/09/2035
• SPC
Peixe Angical (40%)	452	271	-	-	2006	11/06/2036
Baguari (15%) **	140	80.2	-	-	2009	08/14/2041
Retiro Baixo (49%) ***	82	38,5	-	-	2010	08/14/2041
Serra do Facão (49,5%) ****	212.58	182.4	-	-	2010	11/06/2036
Foz do Chapecó (40%)*****	855	432.0	-	-	2010	11/06/2036
Thermal
Integral Participation
Santa Cruz	932	733	3,299	3,299	1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	0	1977*	Extension granted*****
São Gonçalo (fora de operação)	-	-				Extension denied*****

Note: Energy generated (MWh) – includes 100% of energy from the plants with integral participation and only the Eletrobras Furnas percentage in the case of shared participation: HEU Serra da Mesa (48.46%) and Manso (70%),  In the case of HEU Peixe Angical and Retiro Baixo, even though Eletrobras Furnas owns 40, 15, 49 and 49,5% of the installation, the energy generated belongs soley to the SPC Enerpeixe S.A., Baguari Geração de Energia S.A., Retiro Baixo Energética S.A. and Serra do Facão Energia S.A..

*Date of incorporation to Furnas

**Turbines 1 and 2 started operating on 2009 and 3 and 4  started operating on 03.02.2010 and 05.16.2010, respectively, with an installed capacity of 35 MW each.

*** Turbines 1 and 2 started operating on 03.03.2010 and 05.13.2010, with an installed capacity of 41 MW each.

**** Turbines 1 and 2 started operating on 07.13.2010 and 08.07.2010, with an installed capacity of 106.29 MW each.

*****Turbines 1, 2 and 3 started operating on 10.14.2010, 11.23.2010 and 12.30.2010, respectively. Turbine 4 wil start operatind on 2011.

****** Alteração da Energia Assegurada da UTE Santa Cruz, de 496 para 733 MW Médios, em função da liberação para operação das unidades à geração à gás.

******* Decision of Ministry of Mines and Energy (MME) yet to be published in the Diário Oficial da União.

Electric energy purchased for resale

Eletrobras System

	4th qrt/10	2010
MWh*	2,836,772	12,921,000
R$ million	374.73	1,752.39

Other

	4th qrt/10	2010
MWh**	967,442	3,451,317
R$ million	118.21	410.48

Total

	4th qrt/10	2010
MWh	3,804,214	16,372,317
R$ million	492.94	2,162.87

* Considers the assumptions contract to purchase energy Eletronuclear. Previously included the premises of the contract plus the calculated deviation higher or lower, which does not reflect reality.

**Includes the purchase of energy from SPE Serra do Facão Energia, as of July of 2010 until December of 2011.

48

Marketletter – December 2010

Energy sold

Sales Model	4th qrt/10		2010
	R$ million	MWh	R$ million	MWh
Through auction	1,220.26	13,802,655	4,528.89	52,486,217
Through free market agreements or bilateral contracts	104.12	1,166,126	377.38	4,225,715
Total	1,324.38	14,968,781	4,906.27	56,711,932

Fuel for production of electric energy

		4th qrt/10		2010
Type	Unit	Quantity	R$ million	Quantity	R$ million
Special Diesel Oil	Liter	0	0	0	0
B1 Oil	Ton	0	0	3,027	6,682,122
Common Diesel Oil	liter	0	0	0	0
Gás	m3	0	0	0	0
Total		0	0	3,027	6,682,122

Losses in generation - %

4th qrt/10	2010
3	3

Losses in transmission - %

4th qrt/10	2010
3	3

Note: The losses of the interlinked system are calculated by the National System Operator.  The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 12/31/10

Concession Area	OBS	Extension (km)	Tension	Operation	End of concession
Foz do Iguaçu - Ivaiporã 1		322.0	765	08.07.89	07.07.2015
Foz do Iguaçu - Ivaiporã 2		323.0	765	12.23.86	07.07.2015
Foz do Iguaçu - Ivaiporã 3		331.0	765	03.21.99	07.07.2015
Itaberá - Ivaiporã 1		265.0	765	08.01.89	07.07.2015
Itaberá - Ivaiporã 2		264.0	765	10.14.82	07.07.2015
Itaberá - Ivaiporã 3		272.0	765	05.19.00	07.07.2015
Itaberá - Tijuco Preto 1		305.0	765	07.31.89	07.07.2015
Itaberá - Tijuco Preto 2		304.0	765	10.14.82	07.07.2015
Itaberá - Tijuco Preto 3		312.0	765	05.01.01	07.07.2015
Subtotal - 765 kV		2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1		792.0	600	03.01.85	07.07.2015
Foz do Iguaçu - Ibiúna Bipolo 2		820.0	600	08.15.87	07.07.2015
Subtotal - 600 kV		1,612.0
Adrianópolis - Cachoeira Paulista 1		171.0	500	02.13.74	07.07.2015
Adrianópolis - Resende		115.0	500	12.12.79	07.07.2015
Cachoeira Paulista - Resende		56.0	500	12.12.79	07.07.2015
Adrianópolis - Cachoeira Paulista 3		177.5	500	05.20.04	07.07.2015
Adrianópolis - Grajaú		55.0	500	12.15.77	07.07.2015
Adrianópolis - São José		33.0	500	08.18.91	07.07.2015
Angra - Cachoeira Paulista		103.0	500	06.04.77	07.07.2015
Angra - Grajaú		155.0	500	12.21.98	07.07.2015
Angra - São José		133.0	500	12.21.98	07.07.2015
Araraquara - Campinas		171.0	500	07.16.76	07.07.2015
Araraquara - Poços de Caldas		176.0	500	04.16.76	07.07.2015
Cachoeira Paulista - Campinas		223.0	500	09.21.77	07.07.2015
Cachoeira Paulista - Itajubá		53.0	500	07.21.02	07.07.2015
Cachoeira Paulista - Taubaté		83.0	500	06.24.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.0	500	11.17.88	07.07.2015
Campinas - Ibiúna		112.0	500	03.10.03	07.07.2015
Gurupi - Miracema		255.0	500	03.02.99	07.07.2015
Itumbiara - São Simão		166.0	500	01.13.79	07.07.2015
Marimbondo - Água Vermelha		172.0	500	08.05.79	07.07.2015
Marimbondo - Araraquara 1		195.0	500	04.16.76	07.07.2015
Marimbondo - Araraquara 2		194.0	500	08.14.76	07.07.2015
Poços de Caldas - Itajubá		139.0	500	07.21.02	07.07.2015
Serra da Mesa - Gurupi		256.0	500	03.02.99	07.07.2015
Serra da Mesa - Samambaia 1		249.0	500	03.09.98	07.07.2015

49

Marketletter – December 2010

Concession Area	OBS	Extension (km)	Tension	Operation	End of concession
Serra da Mesa - Samambaia 2		248.5	500	01.23.99	07.07.2015
Tijuco Preto - Taubaté		13.0	500	03.29.84	07.07.2015
Ibiúna - Bateias Circuito 1		332.0	500	03.22.03	08.05.2031
Ibiúna - Bateias Circuito 2		332.0	500	03.22.03	08.05.2031
Subtotal - 500 kV		4,549.0
Adrianópolis - Itutinga 1		199.0	345	03.10.68	07.07.2015
Adrianópolis - Itutinga 2		199.0	345	08.24.70	07.07.2015
Adrianópolis - Jacarepaguá 1		38.0	345	03.10.68	07.07.2015
Adrianópolis - Jacarepaguá 2		38.0	345	08.24.70	07.07.2015
Adrianópolis - Venda das Pedras *		107.0	345	11.29.10	07.07.2015
Macaé - Venda das Pedras *		122.0	345	11.29.10	07.07.2015
Adrianópolis - Macaé *		177.0	345	09.16.02	07.07.2015
Bandeirantes - Samambaia 1		157.0	345	02.01.99	07.07.2015
Bandeirantes - Samambaia 2		155.0	345	02.08.99	07.07.2015
Campinas - Guarulhos		88.0	345	02.20.03	07.07.2015
Campinas - Poços de Caldas		126.0	345	10.03.72	07.07.2015
Campos - Macaé 1		89.0	345	11.18.01	07.07.2015
Campos - Macaé 2		89.0	345	09.16.02	07.07.2015
Campos - Macaé 3		90.0	345	06.02.10	03.03.2035
Campos - Viana		199.0	345	12.19.05	07.07.2015
Viana - Vitória		26.0	345	12.19.05	07.07.2015
Campos - Vitória		224.0	345	10.28.77	07.07.2015
Corumbá - Brasília Sul		254.0	345	03.02.97	07.07.2015
Corumbá - Itumbiara		79.0	345	03.02.97	07.07.2015
Furnas - Itutinga 1		198.0	345	10.03.68	07.07.2015
Furnas - Itutinga 2		199.0	345	12.15.69	07.07.2015
Furnas - Mascarenhas de Moraes		104.0	345	05.15.68	07.07.2015
Furnas - Estreito		112.0	345	02.28.70	07.07.2015
L.C.Barreto - Estreito 2		24.0	345	02.28.70	07.07.2015
Furnas - Pimenta		66.0	345	03.15.67	07.07.2015
Furnas - Poços de Caldas 1		131.0	345	09.03.63	07.07.2015
Furnas - Poços de Caldas 2		131.0	345	04.13.65	07.07.2015
Guarulhos - Ibiúna 1		75.0	345	06.28.90	07.07.2015
Guarulhos - Ibiúna 2		75.0	345	07.04.90	07.07.2015
Guarulhos - Nordeste		30.0	345	03.15.64	07.07.2015
Guarulhos - Poços de Caldas 1		182.0	345	09.03.63	07.07.2015
Guarulhos - Poços de Caldas 2		184.0	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto 1		97.0	345	11.18.83	07.07.2015
Ibiúna - Tijuco Preto 2		97.0	345	07.13.84	07.07.2015
Itumbiara - Bandeirantes 1		180.0	345	07.16.73	07.07.2015
Itumbiara - Bandeirantes 2		180.0	345	07.28.77	07.07.2015
Itumbiara - Porto Colômbia		201.0	345	06.16.73	07.07.2015
Mascarenhas - Estreito		13.0	345	03.15.69	07.07.2015
L.C.Barreto - Estreito 1		24.0	345	03.15.69	07.07.2015
L.C.Barreto - Poços de Caldas 1		198.0	345	11.02.69	07.07.2015
L.C.Barreto - Poços de Caldas 2		197.0	345	09.13.70	07.07.2015
L.C.Barreto - Volta Grande		112.0	345	06.16.73	07.07.2015
Marimbondo - Porto Colômbia		77.0	345	10.25.75	07.07.2015
Mogi - Nordeste		20.0	345	03.15.64	07.07.2015
Mogi - Poços de Caldas		204.0	345	02.15.71	07.07.2015
Ouro Preto - Vitória		383.0	345	03.25.05	07.07.2015
Pimenta - Barreiro		198.0	345	03.15.67	07.07.2015
Porto Colômbia - Volta Grande		45.0	345	06.16.73	07.07.2015
Samambaia - Brasília Sul 1		12.5	345	02.01.99	07.07.2015
Samambaia - Brasília Sul 2		15.0	345	02.08.99	07.07.2015
Subtotal - 345 kV		6,220.5
Barro Alto - Niquelândia		87.0	230	10.13.99	07.07.2015
Brasília Geral - Brasília Sul 2		13.0	230	09.09.07	07.07.2015
Brasília Sul - Pirineus		107.0	230	09.09.07	07.07.2015
Pirineus - Xavantes		40.0	230	11.26.06	07.07.2015
Brasília Geral - Brasília Sul 1		13.0	230	10.28.72	07.07.2015
Brasília Sul - Barro Alto		132.0	230	03.07.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.0	230	10.19.73	07.07.2015
Itumbiara - Rio Verde 1 (1º trecho)		208.0	230	01.12.86	07.07.2015
Itumbiara - Rio Verde 2		202.0	230	04.29.92	07.07.2015
Rio Verde - Barra do Peixe 2		240.0	230	02.28.94	07.07.2015
Rio Verde - Rondonópolis		257.0	230	11.04.82	07.07.2015
Rio Verde - Barra do Peixe 1		240.0	230	11.01.87	07.07.2015
Rio Verde - Cachoeira Dourada 1		175.0	230	12.20.86	07.07.2015

50

Marketletter – December 2010

Concession Area	OBS	Extension (km)	Tension	Operation	End of concession
Serra da Mesa - Niquelândia		105.0	230	10.13.99	07.07.2015
Xavantes - Bandeirantes 2		20.0	230	09.04.73	07.07.2015
Manso - Nobres		66.0	230	05.01.98	07.07.2015
Subtotal - 230 kV		1,949.0
Adrianópolis - Cepel 1		1.5	138	04.27.81	07.07.2015
Adrianópolis - Cepel 2		1.5	138	04.05.81	07.07.2015
Adrianópolis - Magé 1		48.0	138	04.24.73	07.07.2015
Adrianópolis - Magé 2		48.0	138	01.06.73	07.07.2015
Alcântara - Adrianópolis 1		19.5	138	07.18.76	07.07.2015
Alcântara - Adrianópolis 2		20.0	138	12.17.98	07.07.2015
Alcântara - Adrianópolis 3		20.0	138	12.29.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.5	138	05.03.75	07.07.2015
Angra - Angra (Ampla)		34.0	138	04.14.71	07.07.2015
Angra - Jacuacanga		34.0	138	10.30.77	07.07.2015
Angra - Santa Cruz		96.0	138	10.04.77	07.07.2015
Cachoeira Paulista - Volta Redonda 2		105.0	138	06.11.87	07.07.2015
Campos - Cachoeiro do Itapemirim 1		106.0	138	02.15.73	07.07.2015
Campos - Cachoeiro do Itapemirim 2		106.0	138	02.13.73	07.07.2015
Campos - Rocha Leão		110.0	138	02.10.73	07.07.2015
Campos - Iriri		97.0	138	08.08.73	07.07.2015
Iriri - Rocha Leão		13.0	138	08.08.73	07.07.2015
Cachoeira Paulista - Volta Redonda 1		105.0	138	11.06.86	07.07.2015
Jacarepaguá - Ari Franco		10.0	138	12.15.67	07.07.2015
Jacarepaguá - Cosmos		24.0	138	12.15.67	07.07.2015
Jacarepaguá - Mato Alto		16.0	138	09.24.73	07.07.2015
Jacarepaguá - Palmares		28.0	138	11.24.72	07.07.2015
Jacarepaguá - ZIN		33.0	138	11.24.72	07.07.2015
Jacuacanga - Brisamar		44.0	138	10.30.77	07.07.2015
Muriqui - Angra (Ampla)		36.0	138	04.14.71	07.07.2015
Muriqui - Brisamar		20.0	138	04.14.71	07.07.2015
Palmares - Mato Alto		13.0	138	09.24.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.0	138	01.01.77	07.07.2015
Rio Verde - Cachoeira Dourada 2		174.0	138	08.17.77	07.07.2015
Rocha Leão - Magé 1		108.0	138	01.24.73	07.07.2015
Rocha Leão - Magé 2		108.0	138	01.06.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.0	138	12.15.67	07.07.2015
Santa Cruz - TKCSA		2.5	138	12.15.67	07.07.2015
TKCSA - ZIN - Cosmos		14.5	138	12.15.67	07.07.2015
Santa Cruz - Brisamar 1		20.0	138	10.30.77	07.07.2015
Santa Cruz - Brisamar 2		13.0	138	04.14.71	07.07.2015
Santa Cruz - Jacarepaguá		38.0	138	10.17.72	07.07.2015
Santa Cruz - Palmares 1		14.0	138	11.24.72	07.07.2015
Santa Cruz - Palmares 2		14.0	138	09.24.73	07.07.2015
Santa Cruz - ZIN		5.0	138	11.24.72	07.07.2015
São José - Imbariê 1		18.0	138	12.19.98	07.07.2015
São José - Imbariê 2		18.0	138	12.20.98	07.07.2015
São José - Magé 1		46.0	138	06.17.01	07.07.2015
São José - Magé 2		46.0	138	06.17.01	07.07.2015
UTE Campos - Campos 1		1.0	138	07.16.77	07.07.2015
UTE Campos - Campos 2		1.0	138	07.24.87	07.07.2015
Manso - Nobres		70.0	138	04.01.98	07.07.2015
Subtotal - 138 kV		2,204.0
Eletrodo de Terra - Foz do Iguaçu 1		16.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu 2		15.0	25	08.15.87	07.07.2015
Eletrodo de Terra - Ibiúna 1		67.0	25	04.01.85	07.07.2015
Eletrodo de Terra - Ibiúna 2		67.0	25	08.15.87	07.07.2015
Subtotal - 25 kV		165.0
Total		19,397.5

* On 11.29.2010, the TL 345 kV Adrianópolis - Macaé 1, 177 km, was sectioned in Venda das Pedras, which resulted in the TL Adrianópolis – Venda das Pedras, 107 km, and Macaé – Venda das Pedras, 122 km, which added to the total 52 km. TL Adrianópolis - Macaé 2 was renamed TL Adrianópolis - Macaé.

Average price – R$/MWh

4th qrt/10	2010
88.48	86.51

*     Changed the title to Average Tariff to Average Price because tariff is determined by ANEEL. In the case of contracts for the sale of energy of FURNAS, prices are determined in auctions or public calls.

51

Marketletter – December 2010

Main investments - R$ million

Project	4th qrt/2010		2010
Transmission	Budgeted	Accomplished	Budgeted	Accomplished
Transmission System Bom Despacho – Ouro Preto	9.4	6.0	15.6	7.0
Transmission System Itaipu – SP – Reforços Torres	0.5	0.0	1.9	0.0
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	1.3	2.6	9.1	7.5
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	8.8	10.2	20.0	14.1
Installation of Transmission System Mascarenhas - Linhares	2.1	0.6	8.4	0.6
Reinforcement of Transmission System RJ and ES	11.3	25.1	52.6	48.2
Reinforcement of Transmission System SP and MG	40.1	66.9	148.1	95.0
Reinforcement of Transmission System GO - MT - DF	11.1	17.0	42.5	31.0
Transmission System maintenance	12.0	19.2	88.0	50.2
Subtotal	96.6	147.6	386.2	253.6
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)	2.5	0.0	5.9	0.0
Installation of HPU Batalha (Paulista)	89.3	87.9	360.7	292.2
Installation of HPU Simplício and SHU Anta	150.8	186.0	661.0	549.4
Modernization of HPU Furnas (MG)	5.6	11.4	22.5	20.4
Modernization of HPU Mascarenhas de Moraes (MG) – Fase 2	0.1	0.0	0.1	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	11.1	21.6	44.2	44.2
Modernization HPU Funil	0.0	0.0	0.1	0.0
Modernization HPU Porto Colômbia	0.0	0.0	0.1	0.0
Generation System maintenance	5.9	10.3	22.5	15.6
Subtotal	265.3	317.2	1,117.1	921.8
Other
Maintenance of real estate	3.1	2.9	12.7	4.4
Maintenance of real estate, vehicles, machinery and equipment	6.2	9.7	25.1	13.9
Maintenance of info technology assets	12.3	15.3	54.9	44.7
Environmental preservation and conservation of generation and transmission	2.8	3.5	11.5	6.9
Subtotal	24.4	31.4	104.2	69.9
Total	386.3	496.2	1,607.5	1,245.3

New investments

Generation

Enterprise	State/ Location	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW average)	Operation	Beginning of construction	End of concession
UHE Batalha* implantation	MG/GO	619.1 Basis: Dec/05	52.5	48.8	Estimated for turbine 1 - 05/2012 turbine 2 - 06/2012	06.2008	08.14.2041
UHE Simplício implantation / PCH Anta **	RJ/MG	2,199.14 Basis: Dec/08	333.7	191.3	Estimated for Simplício: turbine 1 - 08/2011 Machine 2 - 10/2011 turbine 3 - 12/2011 Anta: turbine 1 – 01/2012 turbine 2 – 02/2012	03.2007	08.14.2041

*The enterprise includes UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig), Total Investment related to enterprise’s business plan

**The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla), Total of investment under examination for presentation and approval by the Board of Directors of Furnas.

52

Marketletter – December 2010

Transmission

Enterprise	State/ Location	Total of the investment (R$ million)	Extension (km)	Operation	End of concession
TL 345 kV Macaé – Campos III *	RJ	52.68 Basis: Nov/04	90	06.02.2010	03.03.2035
TL 345 kV Tijuco Preto – Itapeti and TL 345 kV Itapeti– Nordeste **	SP	75.5 Basis: Jul/05	50	Estimated for 10.2011 and 10 monthss after obtention of license	04.26.2036
TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	96.3 Basis: Nov/08	180	Estimated for 04/2012	01.27.2039
TL 230 kV Mascarenhas – Linhares e SE Linhares ****	ES	67.2 Basis: Nov/09	99	Estimated for 07/2012	07.12.2040
 *   The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A, Total Investment related to enterprise’s present business plan

**   The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A, Total Investment related to enterpriseis present business plan

*** Includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Ouro Preto 2 (Cemig)-3A  Due to the creation of a Biological Reserve at Serra da Moeda after the Aneel auction, the Municipal Representatives had to issue a “not affected” document.  Therefore, the licensing dates were altered.,

**** Enterprise relating to Lot E of Aneel Auction 005 dated Nov, 27, 2010.  Concession contract not yet signed.

Loans and Financing – R$ million

Local Currency

Creditor	12/31/10	Due	Obs.
Eletrobras - ECF 1713	52.42	03.30.2018	*
Eletrobras - ECF 2506	106.57	12.30.2018
Eletrobras - ECF 2309	0.00	12.30.2010
Eletrobras - ECF 2717	20.13	12.30.2015	**
Eletrobras - ECF 2695	2.72	10.30.2014
Eletrobras - ECF 2776	323.21	06.30.2030	***
Eletrobras - ECF 2801	620.42	11.30.2029	*
Eletrobras - ECF 2815	1.35	11.30.2029	****
Eletrobras - ECF 2822	195.80	12.30.2030	*****
Eletrobras - ECF 2882	300.18	12.30.2021	******
Fundação Real Grandeza	363.68	12.29.2012
Fundação Real Grandeza - Plano	247.98	12.01.2015
Banco do Brasil S.A. - CCB 01/02/03/04	27.08	10.14.2011
Banco do Brasil S.A. - CCB 05/06/08	32.02	11.04.2011
Banco UBS Pactual S.A. - CCB 07/09	16.17	11.04.2011
Banco UBS Pactual S.A. - CCB 10/11/13	26.78	12.05.2011
Banco do Brasil S.A. - CCB 12	12.33	12.05.2011
FURNAS II - FIDC	0.00	05.31.2010
Banco do Brasil S.A. - Contrato 093	106.06	10.25.2012
Caixa Econômica Federal	200.98	07.25.2012
Banco do Brasil S.A. - Contrato 099	80.75	10.15.2012
Banco da Amazônia S.A.	210.01	02.15.2013
BNDES – Simplício	915.06	07.15.2026	*******
BNDES – Baguari	58.45	07.15.2026	********
BNDES - Batalha	100.38	12.15.2025	*********

Obs.:

*             Part of the contract ECF1713and contracts ECF 2624, ECF 2676 and ECF 2752  were renegotiated, resulting in the ECF 2801. The historical values of the 1st and 2nd qrt/2010 were relocated to the same ECF 2801. With the relocation of the values for ECF2801 has been removed, also, the renegotiated instalment of the balance of the previous quarters of the ECF 1713.

**            Contract being disbursed. Disbursement: in April/2010- R$ 10.45 million and December/2010 - R$ 6.37 million.

***         Renegotiated contract for over 20 years in June/2010.

****        Contract for transfer of resources from RGR to Prefeitura de Jataí, in the scope of the Projeto Reluz, in the disbursement phase. In December/2010, there disbursement of R$ 1.349 million.

*****       In August/2010, there was a disbursement of R$ 187.64 million, as short-term contract. In December/2010 was renegotiated for another 20 years.

******    Contract being disbursed. In December/2010, was disbursing R$ 300 million.

*******   Contract being disbursed. In august/2010, was disbursing R$ 100 milhões.

******** In july/2010, was disbursing R$ 59,02 million and in december/2010, R$ 765 thousand.

*********In september/2010, was disbursing R$ 100 million.

Foreign Currency

Creditor	12/31/10	Due	Currency
Eletrobras - ECR 258/98	44.39	04.04.2018	US$
Eletrobras - ECR 261/98	232.74	04.04.2018	Yen

53

Marketletter – December 2010

Contract obligations – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
	4,297	3,987	3,168	2,744	2,354	2,341	2,185

Energy Purchase Contracts			2010	2011	2012	2013	2014	2015	After 2015
	4th qrt/2010	GWh	4,223	4,223	4,025	4,025	3,263	8	8
		R$ million	558	558	530	530	442	1	1
	2010	GWh	16,372	16,762	16,020	15,976	13,697	32	32
		R$ million	2,160	2,217	2,109	2,103	1,842	4	4

Note: Includes energy purchased from Eletronuclear and HEU of Serra da Mesa, which expire in 2014, and HEU Manso expires in 2035.  It also considers the purchase of energy from SPE Serra do Facão Energia (Sefac), from July 2010 to December 2011.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Eletrobras Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW average	Energy generated MWh	Beginning of Operation	Beginning of construction	End of concession
SPE Enerpeixe S.A.	HEU Peixe Angical e LT Associada	40	2,067.5	Energias do Brasil - 60	452	271.0	-	06.27.2006	03.2002	11.06.2036
SPE Baguari Geração de Energia S.A.	HEU Baguari	*	535.3	Neoenergia - 51	140	80.2	-	09.09.2009	04.2007	08.14.2041
SPE Retiro Baixo Energética S.A.	HEU Retiro Baixo	49	389.0	Orteng - 25.5 Logos - 15.5 Arcadis - 10	82	38.5	-	03.03.2010	03.2007	08.14.2041
SPE Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	40	2,642.7 Basis: Dec/08	CPFL - 51 CEEE - 9	855	432.0	-	10.14.2010	03.2007	11.06.2036
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49.5	944.4 Basis: Oct/05	Alcoa - 35 DME - 10 Camargo Correa - 5.5	212.58	182.4	-	07.13.2010	02.2007	11.06.2036
SPE Santo Antônio Energia S.A.	HEU Santo Antônio	39	13,795.5 Basis: Dec/08	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura -17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150.4	2,218	-	12.15.2011	09.2008	06.13.2043
SPE Inambari Geração de Energia S.A.	HEU Inambari (Peru)	19.6	37.0 Basis: Oct/08 **	Construtora OAS - 51 Eletrobrás - 29.4	2,000
SPE Brasventos Eolo Geradora de Energia S.A. ***	EOL Rei dos Ventos 1	24.5	229.4 Basis: Dec/09	Eolo - 31 Eletronorte - 24.5 Bioenergy - 10 J. Malucelli - 10	48.6
SPE Rei dos Ventos 3 Geradora de Energia S.A. ***	EOL Rei dos Ventos 3	24,5	233.7 Basis: Dec/09	Eolo - 31 Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10	48.6
SPE Brasventos Miassaba 3 Geradora de Energia S.A. ***	EOL Miassaba 3	24.5	245.07 Basis Dec/09	Miassaba - 31 Eletronorte - 24.5 Bioenergy - 10 J.Malucelli - 10	50.4
Consórcio Teles Pires Energia Eficiente ****	HEU Teles Pires	24.5	3,723.9 Basis: Dec/10	Neoenergia - 50.1 Eletrosul - 24.5 Odebrecht - 0.9	1,820	957.4	-	Anticipated: april/2015		Anticipated: march/2045

Note:Energy generated (MWh) – only includes the Eletrobras Furnas percentage of UHE Baguari (15%),  In the case of UHE Peixe Angical, even though the company owns only 40% of the installation, the energy belongs totally to SPC Enerpeixe SA.

For the projects in operation: investment value based on the balance sheet position of the SPE on December 31, 2010 (Property, plant and equipment net plus accrued depreciation).

For projects under construction: investment value estimated in the SPE.

* FURNAS owns 30.6% of Baguari Energia S,A SPE (partner: Cemig – 69.4%), which has a 49% participation in the SPE Baguari Geração de Energia S,A, enterprise,

** Value relating to the development of feasibility studies of the undertaking
***Empreendimentos Eólicos (EOL) obtidos no Leilão de Energia de Reserva – LER nº 003/2009. Concessão a ser formalizada mediante celebração do Contrato de Energia de Reserva (CER) com a Câmara de Comercialização de Energia Elétrica (CCEE).
****Empreendimento referente ao Leilão Aneel nº 004/2010, de 17/12/2010, Contrato de Concessão com previsão de assinatura em março/2011.

54

Marketletter – December 2010

Transmission

SPC / Consortium	Transmission Enterprises (*)	Eletrobras Furnas Participation	Investiment R$MM	Status	Other Shareholders (%)
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	127.4	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	87.1	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24.5	72.5	operating	Transminas - 41 Cemig - 24,5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta 2, 345 kV - 62,7 km	49	49.3	operating	Cemig - 51
Interligação Elétrica do Madeira S.A. (IE Madeira) *	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	forecast: LO Jan/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica do Madeira S.A. (IE Madeira) **	Rectificated Station Rectificated CA/CC, 500/±600 kV, e Inverted Station CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	forecast: LO Mar/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A.	Connecting Plants Biomass and Small Hydro Power (SHP) ao SIN (3 TL and 3 SE 230 kV /10 TL and 5 SE 138 kV)	49	279.1 Basis: Nov/08	forecast: LO Oct/2010	Delta – 25.5 J. Malucelli – 25.5
Transenergia São Paulo S.A. ***	SE Itatiba, 500 kV	49	73.2 Basis: Apr/09	forecast: LO Oct/2011	J. Malucelli – 51.0
Transenergia Goiás S.A. ****	TL 230 kV Serra da Mesa - Niquelândia and Niquelândia - Barro Alto	49	70.3 Basis: Apr/09	forecast: LO Jul/2011	J. Malucelli – 25.5 Delta – 25.5
Goiás Transmissão S.A. *****	TL 500 kV Rio Verde Norte - Trindade (193 km); 230 kV Xavantes - Trindade - Carajás (66 km); SE Trindade (500/230 kV - 400 MVA)	49	356.7 Basis: Nov/09	forecast: LO Apr/2012	J. Malucelli - 31 Engevix - 20
MGE Transmissão S.A. ******	TL 500 kV Mesquita - Viana 2 (248 km); 345 kV Viana - Viana 2 (10 km); SE Viana 2 (500/345 kV - 900 MVA)	49	251.3 Basis: Nov/09	forecast: LO Jul/2012	Engevix - 31 J. Malucelli - 20
Consorcio Caldas Novas *******	SE Corumbá 345/138 kV - 2 x 75 MVA	49,9	25.9 Basis: Dec/2010		Desenvix Energias Renováveis – 25.05 Santa Rita Comércio e Instalações – 12.525 CEL Engenharia – 12.525

*       This project refers to portion A of 005 Aneel Auction, de 27/11/2010. The concession contract Aneel 002, was signed on July 12, 2010

**      This project refers to portion G of 005 Aneel Auction, de 27/11/2010. The concession contract Aneel 008, was signed on July 12,2010
Note:  For the projects in operation: investment value based on the balance sheet position of the SPE on December 31, 2010 (Property, plant and equipment net plus accrued depreciation),

         For projects under construction: investment value estimated at the SPE,

ICG – transmission installation of generation for shared connection purposes,

IEG – installation of exclusive interest and individual characteristics of generation

         When under construction, the length in km is mentioned in the Aneel concession contract.  When in operation, the length is adjusted to the actual extension in km

*           Enterprise relating to Lot D of Aneel Auction No. 007 of 11.26.2008. Aneel Concession Contract No. 013, signed on 02.26.2009.

**         Enterprise relating to Lot F of Aneel Auction No. 007, of 11.26.2008. Aneel Concession Contract No. 015, signed on 02.26.2009.

***        Enterprise relating to Lot G of Aneel Auction No. 001, of 05.08.2009. Aneel Concession Contract No. 024, signed on 19.11.2009.

****      Enterprise relating to Lot K of Aneel Auction No. 001, of 05.08.2009. Aneel Concession Contract No. 028, signed on 19.11.2009.

*****   Enterprise relating to Lot A of Aneel Auction No. 005, of 11.27.2009. Aneel Concession Contract No. 002, signed on 12.07.2010.

******   Enterprise relating to Lot G of Aneel Auction No. 005, of 11.27.2009. Aneel Concession Contract No. 008, signed on 12.07.2010.

******* Enterprise relating to Lot C of Aneel Auction No. 008, of 12.09.2010. Concession contract expected to be signed in Apr/11.

55

Marketletter – December 2010

Number of employees

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,028	1,093	248	39	727	1,771	4,906

Department	Number of employees
Administrative	1,341
Operational	3,565

Complementary work force

Contracted	Other
1,591	13

56

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(R$ thousand)

	Parent Company (BRGAAP)			Consolidated (IFRS and BRGAAP)
Assets	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Assets
Cash and banks	1,261,703	796,158	896,290	1,460,299	980,202	951,240
Consumers and concessionaires	942,314	711,125	771,174	949,481	718,793	775,631
(-)Provision for credits of questionable liquidation	(85,339)	(66,599)	-	(85,339)	(66,599)	-
Taxes and contributions to recover	191,311	10,882	72,103	194,633	11,855	72,654
Marketable securities	2,818	36	37	2,818	36	37
Stored materials	91,563	77,775	74,392	91,563	77,775	74,392
Services in course	80,642	145,048	104,937	80,915	145,226	104,937
Financial assets - Allowed Annual Revenue	189,187	150,511	128,657	255,222	214,565	189,299
Others	96,697	76,572	90,935	145,629	91,683	81,239
	2,770,896	1,901,508	2,138,525	3,095,221	2,173,536	2,249,429
Non-Current Assets
Consumers and concessionaires	-	31,479	63,159	-	31,479	63,159
Taxes and contributions to recover	11,280	10,672	8,934	11,280	10,672	8,934
Marketable securities	5,585	812	778	5,585	812	778
Property and right for sale	11,107	11,559	11,559	11,113	11,565	11,571
Legal deposits	213,430	188,253	116,369	216,898	188,253	116,369
Collaterals and linked deposits	41,129	31,547	-	45,556	42,766	1,539
Fiscal credits	308,542	339,582	232,474	329,080	352,563	232,474
Financial asset indemnified	3,970,371	3,759,110	3,560,404	3,982,522	3,759,110	3,560,404
Financial assets - Allowed Annual Revenue	1,516,534	1,496,531	1,458,974	2,105,996	1,859,444	1,764,529
Others	10,409	10,910	5,652	66,655	37,964	90,729
	6,088,387	5,880,455	5,458,303	6,774,685	6,294,628	5,850,486
Investments	788,446	481,560	285,812	65,175	65,472	64,669
Property, plant and equipment	11,008,860	10,971,103	11,066,972	12,082,538	11,395,845	11,098,200
Intangible	32,100	31,554	31,959	51,796	49,009	47,449
	17,917,793	17,364,672	16,843,046	18,974,194	17,804,954	17,060,804
Total Assets	20,688,689	19,266,180	18,981,571	22,069,415	19,978,490	19,310,233

57

Marketletter – December 2010

Liabilities	Parent Company (BRGAAP)			Consolidated (IFRS and BRGAAP)
	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Liabilities
Suppliers	268,592	256,520	195,208	359,158	284,720	196,094
Payment-roll	13,713	28,144	8,363	14,286	28,461	8,408
Taxes and social contribution	301,749	249,022	107,178	310,962	257,386	118,676
Loans and financing	39,499	114,417	468,487	269,807	201,196	477,020
Debt charges	7,213	5,860	9,516	9,021	15,510	9,683
Income participation	91,241	72,145	61,143	91,372	72,145	61,143
Shareholders remuneration	431,282	183,303	265,090	431,282	183,303	265,090
Estimated obligations	121,454	95,893	78,949	121,604	96,013	79,130
Private security fund	38,809	101,328	273,720	38,809	101,328	273,720
Early retirement plan	53,355	14,898	-	53,355	14,898	-
Research & Development	55,113	54,285	69,765	56,438	55,279	70,765
Consumer charges to collect	46,586	57,802	19,049	46,821	58,167	19,310
Financial compensation for the use of hydro resources	34,438	37,571	33,112	34,438	37,570	33,112
Others	25,045	25,225	50,581	34,617	31,164	53,554
	1,528,089	1,296,413	1,640,161	1,871,970	1,437,140	1,665,705

Non-Current Liabilities
Taxes and social contribution	10,282	21,053	45,592	33,028	32,390	47,948
Fiscal debts	44,677	8,948	-	57,090	18,586	8,160
Loans and financing	646,514	543,169	3,307,765	1,622,699	1,061,257	3,552,150
Private security fund	323,882	352,395	670,463	323,882	352,395	670,463
Early retirement plan	-	259,220	-	-	259,220	-
Research & Development	134,555	120,470	106,187	134,555	120,470	106,187
Consumer charges to collect	31,144	15,109	54,539	31,144	15,109	54,539
Provisions for contingencies	748,165	599,366	531,803	749,124	599,366	531,803
Concessions to pay	-	-	-	17,808	15,786	13,994
Resources for capital increase	-	3,018,051	294,396	-	3,018,051	294,396
Others	5,220	7,701	7,582	11,954	24,435	41,805
	1,944,439	4,945,482	5,018,327	2,981,284	5,517,065	5,321,445

Stockholders’ Equity
Social Capital	7,720,760	4,539,557	4,196,306	7,720,760	4,539,557	4,196,306
Capital reserves	4,916,199	4,916,199	4,916,199	4,916,199	4,916,199	4,916,199
Income reserves	4,778,516	3,195,703	3,366,248	4,778,516	3,195,703	3,366,248
Additional dividends	168,195	576,588	306,525	168,195	576,588	306,525
Other comprehensive income	(367,509)	(203,762)	(462,195)	(367,509)	(203,762)	(462,195)
	17,216,161	13,024,285	12,323,083	17,216,161	13,024,285	12,323,083
Total Liabilities	20,688,689	19,266,180	18,981,571	22,069,415	19,978,490	19,310,233

58

Marketletter – December 2010

Statement of Income for the period ended on December 31,  by activity

(R$ thousand)

	Parent Company
	12/31/2010			12/31/2009
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue	3,814,609	1,335,939	5,150,548	3,179,213	1,323,994	4,503,207
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(24,061)	-	(24,061)	-	-	-
Charges on the use of electric grid	(765,661)	-	(765,661)	(751,680)	-	(751,680)
Cost with operation
Personnel	(85,363)	(241,533)	(326,896)	(68,635)	(165,695)	(234,330)
Material	(3,327)	(8,147)	(11,474)	(3,161)	(5,686)	(8,847)
Fuel for production of electric energy	(2,296)	-	(2,296)	(7,242)	-	(7,242)
Third party services	(17,575)	(43,793)	(61,368)	(13,476)	(31,156)	(44,632)
Financial compensation for the use of hydro resources	(192,768)	-	(192,768)	(210,061)	-	(210,061)
Depreciation and amortization	(345,896)	-	(345,896)	(348,231)	-	(348,231)
Inspection fee	(2,943)	(8,566)	(11,509)	(21,677)	(8,753)	(30,430)
Others	32,161	(2,385)	29,776	47,621	(13,297)	34,324
	(1,407,729)	(304,424)	(1,712,153)	(1,376,542)	(224,587)	(1,601,129)
Cost of service rendered to third parties	(3,394)	-	(3,394)	-	(11)	(11)
Cost of construction	-	(420,451)	(420,451)	-	(386,774)	(386,774)
Gross operating income	2,403,486	611,064	3,014,550	1,802,671	712,622	2,515,293
Operating expenses	(227,569)	(377,246)	(604,815)	(494,202)	(729,735)	(1,223,937)
Result of Service	2,175,917	233,818	2,409,735	1,308,469	(17,113)	1,291,356
Financial Revenue (Expense)
Income from financial applications	57,722	20,321	78,043	58,419	19,359	77,778
Monetary variation and arrears –energy sold	137,028	17,247	154,275	29,484	2,247	31,731
Other monetary variation – asset	391	1,063	1,454	794	1,845	2,639
Other financial revenues	39,910	28,242	68,152	55,603	48,853	104,456
Pis/Pasep and Cofins	78,672	21,014	99,686	(444)	(162)	(606)
Debt charges	(26,788)	(34,109)	(60,897)	(335,044)	(61,894)	(396,938)
Monetary variation on loans and financing	(115)	(378)	(493)	51,312	1,705	53,017
Other monetary variations – liability	(1,516)	1,375	(141)	(14)	(35)	(49)
Other financial expenses	(37,867)	(11,259)	(49,126)	(35,248)	(14,318)	(49,566)
	247,437	43,516	290,953	(175,138)	(2,400)	(177,538)
Other revenues (expenses)
Revenues	139	216	355	7,080	3,401	10,481
Expenses	(328)	(1,107)	(1,435)	(2,381)	(3,412)	(5,793)
	(189)	(891)	(1,080)	4,699	(11)	4,688
Operational Result	2,423,165	276,443	2,699,608	1,138,030	(19,524)	1,118,506
Social contribution	(220,690)	(12,661)	(233,351)	(95,384)	3,432	(91,952)
Income tax	(587,214)	9,073	(578,141)	(263,220)	23,665	(239,555)
Fiscal incentives	384,590	(4,233)	380,357	180,881	(17,728)	163,153
Income before participations	1,999,851	268,622	2,268,473	960,307	(10,155)	950,152
Income participation	(25,377)	(65,864)	(91,241)	(21,048)	(51,097)	(72,145)
Net income for the period	1,974,474	202,758	2,177,232	939,259	(61,252)	878,007
Basic income per share (R$)	-	-	42.22	-	-	21.72
Diluted income per share (R$)	-	-	42.22	-	-	17.57

59

Marketletter – December 2010

	Consolidated
	12/31/2010			12/31/2009
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue	3,814,609	1,618,449	5,433,058	3,179,213	1,440,965	4,620,178
Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	(24,061)	-	(24,061)	-	-	-
Charges on the use of electric grid	(765,661)	-	(765,661)	(751,680)	-	(751,680)
Cost with operation
Personnel	(85,363)	(243,486)	(328,849)	(68,635)	(167,335)	(235,970)
Material	(3,327)	(52,567)	(55,894)	(3,161)	(5,768)	(8,929)
Fuel for production of electric energy	(2,296)	-	(2,296)	(7,242)	-	(7,242)
Third party services	(17,575)	(118,220)	(135,795)	(13,476)	(51,907)	(65,383)
Financial compensation for the use of hydro resources	(192,768)	-	(192,768)	(210,061)	-	(210,061)
Depreciation and amortization	(345,896)	-	(345,896)	(348,231)	-	(348,231)
Inspection fee	(2,943)	(8,835)	(11,778)	(21,677)	(9,051)	(30,728)
Others	32,161	(3,228)	28,933	47,621	(14,111)	33,518
	(1,407,729)	(426,336)	(1,834,065)	(1,376,542)	(248,172)	(1,624,714)
Cost of service rendered to third parties	(3,394)	-	(3,394)	-	(11)	(11)
Cost of construction	-	(503,066)	(503,066)	-	(416,871)	(416,871)
Gross operating income	2,403,486	689,047	3,092,533	1,802,671	775,911	2,578,582
Operating expenses	(234,984)	(384,701)	(619,685)	(498,645)	(734,001)	(1,232,646)
Result of Service	2,168,502	304,346	2,472,848	1,304,026	41,910	1,345,936
Financial Revenue (Expense)
Income from financial applications	58,691	21,797	80,488	61,405	20,275	81,680
Monetary variation and arrears –energy sold	137,028	17,249	154,277	29,484	2,247	31,731
Other monetary variation – asset	391	1,063	1,454	794	1,845	2,639
Other financial revenues	40,493	(5,165)	35,328	55,603	52,851	108,454
Pis/Pasep and Cofins	78,672	21,014	99,686	(444)	(162)	(606)
Debt charges	(26,788)	(47,447)	(74,235)	(335,044)	(75,797)	(410,841)
Monetary variation on loans and financing	(115)	(378)	(493)	51,312	1,705	53,017
Other monetary variations – liability	(1,516)	1,375	(141)	(14)	(35)	(49)
Other financial expenses	(34,895)	(32,945)	(67,840)	(33,631)	(63,993)	(97,624)
	251,961	(23,437)	228,524	(170,535)	(61,064)	(231,599)
Other revenues (expenses)
Revenues	139	224	363	7,080	3,425	10,505
Expenses	(328)	(1,107)	(1,435)	(2,381)	(3,412)	(5,793)
	(189)	(883)	(1,072)	4,699	13	4,712
Operational Result	2,420,274	280,026	2,700,300	1,138,190	(19,141)	1,119,049
Social contribution	(219,925)	(15,037)	(234,962)	(93,185)	7,843	(85,342)
Income tax	(585,089)	2,415	(582,674)	(257,115)	35,692	(221,423)
Fiscal incentives	384,590	1,219	385,809	180,881	(15,159)	165,722
Income before participations	1,999,850	268,623	2,268,473	968,771	9,235	978,006
Income participation	(25,377)	(65,864)	(91,241)	(21,048)	(51,097)	(72,145)
Net income for the period	1,974,473	202,759	2,177,232	947,723	(41,862)	905,861
Basic income per share (R$)	-	-	42.22	-	-	21.72
Diluted income per share (R$)	-	-	42.22	-	-	17.57

60

Marketletter – December 2010

Cash Flow for the period ended on December 31

(R$ thousand)

	Parent Company (BRGAAP)		Consolidated (IFRS and BRGAAP)
	12/31//10	12/31/09	12/31/10	12/31/09
Operating Activities
Net income for the period	2,699,608	1,118,506	2,700,300	1,119,047
Expenses (revenues) not affecting cash
Depreciation and amortization	416,097	414,530	416,117	414,535
Net monetary and currency variations	(56,982)	(55,809)	(56,982)	(55,809)
Shareholders equity	(31,253)	(22,703)	329	369
Provision for contingencies	82,357	51,522	82,357	51,522
Provision for credits of questionable liquidation	18,740	66,599	18,740	66,599
Correction of judicial deposits	(12,118)	(35,503)	(12,118)	(35,503)
Monetary correction of agrarian bond	(1,849)	-	(1,849)	-
Financing charges	118,626	386,098	160,898	455,058
Early retirement plan	(220,763)	274,118	(220,763)	274,118
Construction revenue	(420,451)	(386,774)	(636,818)	(440,915)
Financial income - Financial assets	(690,179)	(718,769)	(759,343)	(780,464)
Pension plan - actuarial adjustment	(71,188)	96,877	(71,188)	96,877
Others	(13,809)	252	(11,617)	2,337
	1,816,836	1,188,944	1,608,063	1,167,771
Financial charges paid to shareholders and related parties	(17,664)	(363,845)	(17,664)	(363,845)
Private security fund	(211,048)	(280,846)	(211,048)	(280,846)
Financial charges paid to financial institutions and other parties	(42,712)	(39,515)	(46,326)	(43,137)
Payment of taxes and social contributions payment	(272,059)	(146,300)	(272,546)	(146,606)
Income participacion payment	(72,145)	(61,143)	(72,145)	(61,143)
Collaterals and linked deposits	(13,059)	(36,381)	(13,059)	(36,381)
Variation in current asset and liabilities
Consumers, concessionaires and permit holders	(199,710)	91,729	(199,218)	89,356
Stored materials	(13,788)	(3,383)	(13,788)	(3,383)
Taxes and contributions to recover	(201,620)	39,425	(196,528)	31,696
Advances to employees	(111)	9,340	(126)	9,335
Collaterals and linked deposits	(21,582)	(23,547)	(40,209)	(54,004)
Services in course	64,406	(40,111)	64,311	(40,289)
Sale of Project biomass assets	-	(7,218)	-	(7,218)
Suppliers	12,072	61,312	74,447	87,788
Estimated obligations	25,561	16,944	25,591	16,883
Consumer charges to collect	4,819	(677)	3,096	(2,088)
Research & Development	14,913	(1,197)	14,644	(1,772)
Financial compensation for utilization of hydro resources	(3,133)	4,459	(3,133)	4,459
TAC Tuxá Community – Itaparica	-	(25,724)	-	(25,724)
Provision for contingencies	66,442	16,041	67,401	16,041
Other operating assets and liabilities	(22,370)	9,954	(58,700)	78,004
	(902,788)	(780,683)	(895,000)	(732,874)
Total of operating activities	914,048	408,261	713,063	434,897
Investment Activities
Application in property, plant and equipment and intangible assets	(434,464)	(304,519)	(984,036)	(596,970)
Financial asset indemnified and Allowed Annual Revenue	840,690	847,426	885,541	902,492
Permanent shareholding participations	(288,449)	(181,023)	-	-
Dividends	11,145	19,864	-	-
Property and rights for future use	-	(600)	-	(600)
Property, plant and equipment and intangible discharges	2,161	16,355	7,343	16,363
Other	(116)	(870)	(108,158)	(118,072)
	130,967	396,633	(199,310)	203,213
Financing Activities
Loans and financing obtained in the long-term	147,210	112,467	674,566	431,332
Shareholders remuneration	(607,867)	(565,178)	(607,867)	(565,178)
Payments of short-term instalments of long-term loans and financing	(118,813)	(452,315)	(138,954)	(472,476)
Others	-	-	38,599	(2,826)
	(579,470)	(905,026)	(33,656)	(609,148)
Total of cash effects	465,545	(100,132)	480,097	28,962
Cash and cash equivalent – beginning of period	796,158	896,290	980,202	951,240
Cash and cash equivalent – end of period	1,261,703	796,158	1,460,299	980,202
Cash variation	465,545	(100,132)	480,097	28,962

61

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy MW	Energy generated MWh		Beginning of operation	End of concession
			4th qrt/10	2010
Funil	30.00	14.73	15,939.15	59,159.31	Mar/62	7/7/2015
Pedra	20.00	6.84	3,469.84	14,597.18	Apr/78	7/7/2015
Araras	4.00	-	0.01	0.03	Feb/67	7/7/2015
Curemas	3.52	1.90	2,491.97	9,615.18	Jun/57	11/25/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,237,152.34	15,254,605.13	Jan/55	10/2/2015
Sobradinho	1,050.30	531.00	866,032.87	3,731,236.43	Apr/79	2/9/2022
Luiz Gonzaga	1,479.60	959.00	1,942,530.04	6,945,757.72	Feb/88	10/3/2015
Boa Esperança (Castelo Branco)	237.30	143.00	293,278.92	1,269,022.63	Jan/70	10/10/2015
Xingó	3,162.00	2,139.00	4,706,161.10	16,872,824.41	Apr/94	10/2/2015
Piloto	2.00	-	-	-	Feb/49	7/7/2015
Camaçari	346.80	229.80	798.88	5,484.01	Feb/79	8/10/2007

Energy settled through CCEE

	4th qrt/10	2010
MWh	-	-
R$ million	-	24.06

Energia Liquidada na CCEE

	4th qrt/10	2010
MWh	1,096,965.78	4,299,743.49
R$ million	122.51	261.16

Energy sold

Sale	4th qrt/10		2010
	R$ million	MWh	R$ million	MWh
Industrial supply	182,77	1,287,413.10	752.04	7,284,021.15
Energy supply
Eletrobras System
CGTEE	72,17	517,557.00	255.27	2,569,777.00
CEAL	15,45	172,039.37	54.39	627,206.52
CEPISA	13,25	179,327.14	46.77	650,475.77
Other	722,03	9,725,625.91	2,986.03	40,224,981.49
Total	1.005,67	11,881,962.52	4,094.50	51,356,461.93

Fuel for production of electric energy

		4th qrt/10		2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Natural gas	m³	283,362	0.29	2,154.754	2.16
Diesel oil	L	-	-	73.677	0.13

Losses in generation - %

4th qrt/10	2010
1.99	2.54

62

Marketletter – December 2010

Extension of transmission lines (km) – 12/31/10

Concession Area	Extension (km)	Tension	Operation	End of Concession
ANGELIM II-RECIFE II	169.00	500	aug/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	may/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	feb/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	apr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	may/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	oct/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dec/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	oct/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	sep/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.50	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	oct/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	feb/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	may/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	apr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	aug/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	may/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dec/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	oct/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	may/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	may/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	oct/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	oct/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/79	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	oct/80	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	dec/81	7/7/2015
USINA IV-P.AFONSO IV	0.60	500	may/83	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.90	500	oct/95	7/7/2015
USINA.XINGO.- XINGO	0.90	500	oct/95	7/7/2015
USINA XINGO - XINGO	0.80	500	mar/94	7/7/2015
USINA XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	may/00	7/7/2015
XINGO-MESSIAS	218.90	500	feb/93	7/7/2015
Sub-total - 500 kV	5,121.50
ANGELIM-MESSIAS	78.80	230	apr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	oct/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	aug/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dec/81	7/7/2015
BONGI-ACONORTE	6.00	230	aug/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dec/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	oct/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	aug/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	may/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	sep/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dec/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	sep/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	apr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	feb/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	oct/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	may/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	oct/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	feb/82	7/7/2015
CAMACARI-CQR	7.20	230	may/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	oct/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	sep/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	sep/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	aug/53	7/7/2015

63

Marketletter – December 2010
CAMACARI-PITUACU	39.20	230	oct/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dec/71	7/7/2015
COTEGIPE-MATATU	30.00	230	may/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	aug/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	aug/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	aug/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	feb/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	apr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	oct/05	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAUÍPE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
FORTALEZA II-PICI	27.70	230	may/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	oct/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dec/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	feb/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	sep/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	aug/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	aug/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	may/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	aug/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	apr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	apr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dec/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	feb/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dec/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	120.00	230	jul/06	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	oct/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dec/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dec/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	aug/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	oct/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	apr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	may/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dec/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	oct/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dec/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	apr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	sep/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	oct/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	feb/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	oct/99	7/7/2015

64

Marketletter – December 2010
PIRIPIRI-SOBRAL	167.40	230	aug/73	7/7/2015
PARAISO - NATAL II	97.90	230	apr/79	7/7/2015
PARAISO - AÇU II	135.00	230	sep/10	6/14/2037
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	aug/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	feb/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	feb/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	sep/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	sep/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	apr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	feb/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	sep/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	may/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dec/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	feb/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	apr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	apr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	sep/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	oct/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dec/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	apr/81	7/7/2015
USINA II-P.AFONSO	0.60	230	oct/61	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/64	7/7/2015
USINA II-P.AFONSO	0.60	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	may/67	7/7/2015
USINA II-P.AFONSO	0.70	230	dec/67	7/7/2015
USINA III-P.AFONSO	0.60	230	oct/71	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/72	7/7/2015
USINA III-P.AFONSO	0.60	230	apr/74	7/7/2015
USINA III-P.AFONSO	0.60	230	aug/74	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
USINA I-P.AFONSO	0.60	230	jan/55	7/7/2015
Sub-total - 230 kV	12,792.52
C.GRANDE II-S.CRUZ II	117.30	138	apr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dec/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dec/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	oct/65	7/7/2015
USINA II-ZEBU	6.00	138	dec/64	7/7/2015
Sub-total - 138 kV	383.90
ABAIXADORA-MULUNGU	6.50	69	may/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	feb/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	oct/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	sep/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	oct/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	may/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	apr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
USINA DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	apr/83	7/7/2015
ZEBU-XINGO	56.50	69	aug/81	7/7/2015
Sub-total 69 kV	425.50
Total	18,723.42

65

Marketletter – December 2010

Average tariff – R$/MWh

4th qrt/10	2010
91.89	80.51

Main investments - R$ million

Project	4th qrt/10	2010
Transmission	149.31	545.03
Extension of the Northeast Transmission System	40.21	195.63
Reinforcement and improvement of the transmission system	53.1	189.06
Maintenance of transmission system	33.25	99.55
SUAPE II / SUAPE III - enterprise	22.75	60.79
Generation	123.36	269.40
Maintenance of generation system	36.74	95.08
Casa Nova (wind energy)	32.02	32.02
Resettlement of Itaparica	54.6	142.30
Infra-structure	44.45	95.41
Real Estate	7.38	16.47
Maintenance of equipment/vehicles/furniture	16.08	31.23
Maintenance of info assets.	20.99	47.71
Total	317.12	909.84

New investments

Transmission

Project	State	Total Investment R$ million	Extension of the lines - Km	Beginning of Operation	End of concession
LT 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	10/31/2012	10/16/2038
LT 230 kV Funil/Itapebi C3	BA	49.3	198	02/28/2012	04/20/2037
LT 230 kV Ibicoara/Brumado C1	BA	82	95	03/30/2011	06/14/2037
LT 230 kV Jardim/Penedo C1	SE / AL	30.5	110	01/25/2012	03/17/2038
LT 230 kV Milagres/Coremas C2	CE / PB	20.9	120	09/25/2009	03/04/2035
LT 230 kV Paraíso/Açu II C2	RN	Included in TL 230 kV Picos / Tauá C1	135	09/23/2010	06/14/2037
LT 230 kV Picos/Tauá II C1	PI / CE	97,8	183.2	08/15/2011	06/14/2037
SE Suape II 500/230 kV e SE Suape III 230/69 kV, com seccionamento da LT 500 kV Messias/Recife II C1 e 230 kV Pirapama/Termopernambuco C1/C2	PE	175.2	45 km CS 500 Kv	12/30/2011	01/28/2039
			10.8 km CD 230 kV
LT 230 kV Eunápolis/Teixeira de Freitas II C2	BA	36.6	152	10/30/2012	08/03/2039
LT 230 KV Pau Ferro - Santa Rita II	PE, PB, AL, RN	148.28	116.3	06/03/2012	08/03/2039
LT 230 KV Paulo Afonso III - Zebu
SE 230/69KV - 300 MVA - Santa Rita II
SE 230/69KV - 200MVA - Zebu
SE 230/69KV - 300MVA - Natal III
LT 500 KV associada à SE Camaçari IV	BA	80.84	2	05/12/2012	07/12/2040
SE 500/230KV - 2400 MVA - Camaçari IV

66

Marketletter – December 2010

Generation

Project	State	Total Investment R$ million	Installed Capacity MW	Assured energy MW	Beginning of Operation	End of concession
Parque Eólico Casa Nova (*)	Bahia	842	180 MW	61.4	jan/2013	feb/2046
(*) Purpose of the Second Auction of Alternative Sources, held on August 26, 2010. Concession granting scheduled for February 07, 2011.

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Date due	Currency
ELETROBRAS
ECF-1761/1998	5.68	02/28/2011	R$
ECF-2561/2009	142.78	09/30/2018	R$
ECF-2684/2008	0.66	05/30/2015	R$
ECF-2685/2008	0.36	05/30/2016	R$
ECF-2619/2007	1.18	02/28/2017	R$
ECF-2622/2007	2.71	04/30/2016	R$
ECF-2648/2007	0.57	12/30/2018	R$
Financial institutions
Banco do Brasil - 343.400.336	14.61	02/16/2012	R$
Banco do Brasil - 343.400.338	151.37	02/16/2012	R$
Banco do Brasil - 343.400.342	15.27	02/26/2012	R$
Banco do Brasil - 343.400.348	15.58	03/26/2012	R$
Banco do Brasil - 343.400.353	15.89	04/26/2012	R$
Banco do Brasil - 343.400.359	15.76	05/26/2012	R$
Banco do Brasil - 343.400.363	16.53	06/26/2012	R$
Banco do Brasil - 343.400.367	12.12	07/26/2012	R$
Banco do Nordeste - Maq/Equip/Benf	272.24	06/30/2020	R$
Banco do Nordeste - Finame (PSI-BK)	9.91	02/15/2020	R$
TOTAL GERAL	693.22

Partnership

Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation %	Enterprise Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
Energética Águas da Pedra S.A.	UHE Dardane-los	261 MW	154.9	24.5	760.8	Neoenergia	51.00	2011	2007	2042
						Eletronorte	24.50
ESBR Participações S.A.	UHE Jirau	3,300 MW	1,975.40	20	11,056.0	Suez Energy Ltda	50.10	2013	2008	2043
						Camargo Correa	9.90
						Eletrosul	20.00
Norte Energia S.A.	UHE Belo Monte	11,233.1MW	4,571.00	15	25,000.0	Eletrobras	15.00	2014	2010	2044
						Eletronorte	19.98
						Construtora Queiroz Galvão	2.51
						Contern Construções	1.25
						Petros	10.00
						Cetenco Engenharia	1.25
						Galvão Engenharia	1.25
						J. Malucelli Construtora	1.00
						Mendes Junior Trading	1.25
						Serveng - Civilsan	1.25
						J. Malucelli Energia	0.25
						Gaia Energia	9.00
						Caixa FI Cevix	5.00
						Sinobras	1.00
						Funcef	2.50
						Construtora OAS	2.51
						Bolzano Participa-ções	10.00
São Pedro do Lago S.A.	EOL São Pedro do Lago	28.8 MW	13.5	49	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046
Pedra Branca S.A	EOL Pedra Branca	28.8 MW	12.2	49	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046
Sete Gameleiras S.A.	EOL Sete Gamelei- ras	28.8 MW	12.6	49	129.6	Brennand Energia S.A. Brennand Energia Eólica S.A.	50.90 0.10	2013	2011	2046

67

Marketletter – December 2010

Transmission

SPC/ Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation
					Partners	%	Yes	No
STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/	546 km	49.0	516.2	Alusa	51.0	X
	Fortaleza), 500 kV
Integração Transmissora de Energia S.A.	TL (Colinas/Miracema/ urupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12.0	500.0	Fundo de Investimentos em Participações Brasil Energia – FIP	48.0	X
					Engevix	3.0
					Eletronorte	37.0
Manaus Transmissora de Energia S.A.	TL - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,379.7	Eletronorte	30.0		X
	TL- Itacoatiara / Cariri CD, 500 kV,	212 km			Abengoa Concessões Brasil Holding S.A.	50.5
	SE-Itacoatiara 500/138 kV and SE -Cariri 500/230 kV
Interligação Elétrica do Madeira S.A.	TL - Coletora Porto Velho (RO) - Araraquara 2 (SP), Nº 01, CC, +/- 600kV	2,375 km	24.5	2,975.1	Furnas	24.5		X
	Rectificated Station Rectificated Nº 02 CA/CC, 500KV/ +/- 600KV - 3.150MW				CTEEP	51.0
	Inverted Station Nº 02 CC/CA, +/- 600KV/500KV - 2.950MW
TDG - Transmissora Delmiro Gouveia S.A.	TL - São Luiz II / São Luiz III (MA), 230 kv	96	49	244.8	ATP Engenharia Ltda	51		X
	SE - Pecém II (CE), 500 kv
	SE - Aquiraz II (CE), 230 kv

68

Marketletter – December 2010

Construction

SPC/ Consortium	Object	Participation %	Partnership	In operation
			Partners	%	Yes	No
Manaus Construtora Ltda	Construction and maintenance of Transmission Lines and substations of Manaus Transmissora SA	19.5	Eletrobras Eletronorte	30.0	X
			Abengoa Concessões Brasil Holding S.A.	50.5

Number of employees

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
738	777	118	1	1,463	2,541	5,638

Department	Number of employees
Field	3,477
Administrative	2,161

Complementary work force

Other
15

69

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(R$ thousand)

Assets	Parent Company			Consolidated
	12/31/10	12/31/09	01/01/09	12/31/10	12/31/09	01/01/09
Current Assets
Cash and banks	717,577	802,333	1,286,494	844,287	812,321	1,289,931
Accounts receivable	857,366	568,726	494,148	722,792	498,410	536,230
Accounts receivable from related parties	467,320	439,546	296,803	432,320	439,546	296,803
Compensation rights	287,729	187,569	518,762	337,521	187,569	518,762
Debtors	38,301	45,008	76,106	43,070	47,813	77,098
Derivative financial instruments	283,220	227,540	52,640	284,488	227,540	52,640
Concession financial assets	540,254	498,274	408,726	572,708	527,238	408,726
Stored materials	81,611	80,713	82,762	84,731	83,548	84,602
Other credits	78,606	50,831	43,051	75,336	51,296	44,803
	3,351,984	2,900,540	3,259,492	3,397,253	2,875,281	3,309,595
Non-Current Assets
Long-term Assets
Accounts receivable from related parties	27,687	34,043	433,205	51,513	72,283	369,893
Legal deposits	388,969	378,393	133,460	393,007	380,518	133,460
Debtors	44,727	38,476	41,094	47,545	38,476	41,094
Derivative financial instruments	297,020	228,020	40,050	297,916	228,020	40,050
Concession financial assets	4,142,809	4,128,558	4,025,919	5,546,463	4,412,451	4,108,748
Deferred Taxes	160,353	88,940	88,755	202,676	88,940	88,755
Other credits	8,410	5,705	6,467	16,835	10,906	7,910
Property for sale	73,868	439	419	73,886	457	419
Advance for shareholding	564,130	160,624	-	7,763	160,624	-
	5,707,973	5,063,198	4,769,369	6,637,604	5,392,675	4,790,329
Investments	684,638	454,957	391,761	175,359	335,496	376,044
Property, plant and equipment	9,459,024	9,848,673	9,835,462	9,508,146	9,903,780	9,844,975
Intangible	6,491	12,321	18,035	19,542	47,534	54,862
Deferred	-	-	-	2,389	2,493	-
	15,858,126	15,379,149	15,014,627	16,343,040	15,681,978	15,066,210
Total Assets	19,210,110	18,279,689	18,274,119	19,740,293	18,557,259	18,375,805

70

Marketletter – December 2010

Liabilities and Stockholders Equity	Parent Company			Consolidated
	12/31/10	12/31/09	12/31/10	12/31/09	12/31/10	12/31/09
Current Liabilities
Suppliers	544,266	551,474	777,724	620,355	551,309	848,222
Payment-roll	81,318	32,599	30,868	88,242	33,646	31,825
Loans and financing	427,104	429,396	452,355	669,263	446,710	454,536
Debt charges	50,573	48,156	72,964	53,712	49,350	73,872
Regulatory taxes	72,552	74,416	67,863	82,806	78,414	69,819
Shareholders remuneration	33,644	288,744	-	33,644	288,744	-
Income participation	33,194	72,185	-	36,994	75,059	-
Research and development	95,304	77,800	69,956	98,856	79,032	70,922
Pre-sale of energy	39,362	39,292	37,778	39,362	39,292	37,778
Covenants	48,858	138,920	28,266	48,858	138,920	28,266
Provisions	123,714	79,371	167,966	195,875	90,434	168,869
Derivative financial instruments	228,020	40,050	296,134	237,209	40,050	296,134
Other payable accounts	192,178	89,784	95,458	76,299	104,496	100,284
	1,970,087	1,962,187	2,097,332	2,281,475	2,015,456	2,180,527
Non-Current Liabilities
Loans and financing	4,097,296	3,870,552	8,162,364	4,249,984	4,009,017	8,177,208
Taxes and social contributions	175,667	158,709	-	189,462	158,709	-
Research and development	15,288	14,198	28,540	17,040	18,160	32,187
Pre-sale of energy	928,653	978,980	1,018,488	928,653	978,980	1,018,488
Provisions	718,985	676,474	854,701	719,059	676,474	854,701
Derivative financial instruments	297,020	228,020	40,050	303,331	228,020	40,050
Retirement benefit	57,032	31,093	17,549	57,039	31,093	17,549
Resources for capital increase	631,793	4,023,201	-	631,793	4,023,201	-
Other payable accounts	1,474	1,434	30,774	45,642	75,986	30,774
	6,923,208	9,982,661	10,152,466	7,142,003	10,199,640	10,170,957
	8,893,295	11,944,848	12,249,798	9,423,478	12,215,096	12,351,484
Stockholders’ Equity
Social Capital	8,200,406	4,177,205	4,177,205	8,200,406	4,177,205	4,177,205
Capital Reserves	2,011,460	2,011,460	2,011,460	2,011,460	2,011,460	2,011,460
Profit reserve	22,185	15,197	7,944	22,185	22,519	7,944
Equity Adjustment	-	123,744	(160,706)	-	123,744	(160,706)
Additional dividends proposed	100,665	19,178	-	100,665	19,178	-
Other comprehensive income	(17,901)	(11,943)	(11,582)	(17,901)	(11,943)	(11,582)
	10,316,815	6,334,841	6,024,321	10,316,815	6,342,163	6,024,321
TOTAL	19,210,110	18,279,689	18,274,119	19,740,293	18,557,259	18,375,805

71

Marketletter – December 2010

Statement of Income for the period ended on December 31, by activity
(R$ thousand)

	Parent Company
	2010
	Generation	Transmission	Commercialization	Other	Total

Operating Revenue
Supply and gross supply of electric energy	3,171,619	-	94,890	-	3,266,509
Construction revenue	-	265,789	-	-	265,789
Operation and maintenance revenue	-	384,860	-	-	384,860
Other operating revenues	351,660	31,722	92	-	383,474
	3,523,279	682,371	94,982	-	4,300,632
Deductions to Operating Revenue
Taxes and contributions	(294,318)	(53,006)	(30,082)	-	(377,406)
Sectorial charges	(458,025)	(32,261)	(2,550)	-	(492,836)
	(752,343)	(85,267)	(32,632)	-	(870,242)
Net Operating Revenue	2,770,936	597,104	62,350	-	3,430,390
Cost of electric energy service
Construction cost	-	(265,789)	-	-	(265,789)
Electric energy purchased for resale	(12,748)	-	(44,997)	-	(57,745)
Charges on the use of electric grid	(535,642)	-	-	-	(535,642)
Personnel	(177,773)	(306,456)	(13,425)	-	(497,654)
Material	(54,279)	(16,006)	(1,742)	-	(72,027)
Third party services	(97,049)	(57,838)	(2,051)	-	(156,938)
Fuel for production of electric energy	-	-	-	-	-
Financial compensation for the use of hydro resources	(173,115)	-	-	-	(173,115)
Depreciation and amortization	(409,912)	(701)	(1,630)	-	(412,243)
Provisions and reversions	(238,117)	(29,836)	(12,692)	-	(280,645)
Others	(4,675)	(16,640)	250	-	(21,065)
	(1,703,310)	(693,266)	(76,287)	-	(2,472,863)
Gross income	1,067,626	(96,162)	(13,937)	-	957,527
Operating expenses (revenues)
Administrative and general expenses	(471,832)	(144,328)	(11,571)	-	(627,731)
Provisions and reversions	(48,942)	(13,842)	(1,549)	-	(64,334)
Revenue from multi-media communication	-	-	-	19,591	19,591
Other operating expenses (revenues)	(19,039)	(16,764)	20,718	-	(15,085)
	(539,813)	(174,934)	7,598	19,591	(687,559)
Result on the Equity Method	-	-	-	(88,704)	(88,704)
Financing result
Financing revenues	276,939	308,180	30,828	28,892	644,839
Financing expenses	(428,556)	(74,816)	(3,967)	-	(507,339)
	(151,617)	233,364	26,861	28,892	137,500
Income (Loss) before income tax and social contribution	376,195	(37,732)	20,522	(40,221)	318,764
Income tax and social contribution	(136,725)	6,809	(6,413)	(9,477)	(145,806)
Income (loss) before participation	239,470	(30,923)	14,109	(49,698)	172,958
Income participation	(30,821)	-	(2,373)	-	(33,194)
Net income (Loss) for the period	208,649	(30,923)	11,736	(49,698)	139,764
Income (Loss) per share - R$	1.54	(0.23)	0.09	(0.37)	1.03

72

Marketletter – December 2010

	Parent Company
	2009
	Generation	Transmission	Commercialization	Other	Total

Operating Revenue
Supply and gross supply of electric energy	3,001,541	-	127,452	-	3,128,993
Construction revenue	-	351,895	-	-	351,895
Operation and maintenance revenue	-	358,811	-	-	358,811
Other operating revenues	255,805	33,070	142	-	289,017
	3,257,346	743,776	127,594	-	4,128,716
Deductions to Operating Revenue
Taxes and contributions	(271,361)	(37,695)	(53,041)	-	(362,097)
Sectorial charges	(349,958)	(26,481)	(7,287)	-	(383,726)
	(621,319)	(64,176)	(60,328)	-	(745,823)
Net Operating Revenue	2,636,027	679,600	67,266	-	3,382,893
Cost of electric energy service
Construction cost	-	(351,895)	-	-	(351,895)
Electric energy purchased for resale	(13,301)	-	(61,249)	-	(239,978)
Charges on the use of electric grid	(520,282)	-		-	(520,282)
Personnel	(182,325)	(227,347)	(12,344)	-	(422,016)
Material	(61,781)	(23,500)	(1,697)	-	(86,978)
Third party services	(103,892)	(46,518)	(2,727)	-	(153,137)
Fuel for production of electric energy	(69.318)	-	-	-	(69,318)
Financial compensation for the use of hydro resources	(181,491)	-		-	(181,491)
Depreciation and amortization	(401,768)	(1,569)	(1,661)	-	(404,998)
Provisions and reversions	(200,098)	(33,772)	(84,983)	-	(318,853)
Others	(73,504)	(12,403)	(512)	-	(86,419)
	(1,973,188)	(697,004)	(165,173)	-	(2,835,365)
Gross income	662,839	(17,404)	(97,907)	-	547,528
Operating expenses (revenues)
Administrative and general expenses	(220,718)	(219,462)	(12,331)	-	(452,511)
Provisions and reversions	88,335	89,169	4,179	-	181,683
Revenue from multi-media communication	-	-	-	9,186	9,186
Other operating expenses (revenues)	589,611	(6,810)	(320)	-	582,481
	457,228	(137,103)	(8,473)	9,186	320,838
Result on the Equity Method	-	-	-	(31,323)	(31,323)
Financing result
Financing revenues	648,473	283,247	14,491	-	946,211
Financing expenses	(1,143,906)	151,600	11,735	-	(980,571)
	(495,433)	434,847	26,226	-	(34,360)
Income (Loss) before income tax and social contribution	624,634	280,340	(80,154)	(22,137)	802,683
Income tax and social contribution	(133,789)	(12,175)	-	-	(145,964)
Income (loss) before participation	490,845	268,165	(80,154)	(22,137)	656,719
Income participation	(40,424)	(31,761)	-	-	(72,185)
Net income (Loss) for the period	450,421	236,404	(80,154)	(22,137)	584,534
Income (Loss) per share - R$	5.47	2.87	(0.97)	(0.27)	7.10

73

Marketletter – December 2010

	Consolidated
	2010
	Generation	Transmission	Commercialization	Distribution	Other	TOTAL

Operating Revenue
Supply and gross supply of electric energy	3,111,708	-	94,890	166,210	-	3,372,808
Construction revenue	-	1,083,442	-	6,572	-	1,090,014
Operation and maintenance revenue	-	391,712	-	-		391,712
Other operating revenues	344,031	46,578	92	2,365	-	393,066
	3,455,739	1,521,732	94,982	175,147	-	5,247,600
Deductions to Operating Revenue
Taxes and contributions	(294,318)	(58,023)	(30,082)	(39,320)	-	(421,743)
Sectorial charges	(458,025)	(33,826)	(2,550)	(8,571)	-	(502,972)
	(752,343)	(91,849)	(32,632)	(47,891)	-	(924,715)
Net Operating Revenue	2,703,396	1,429,883	62,350	127,256	-	4,322,885
Cost of electric energy service
Construction cost	-	(1,048,628)	-	-	-	(1,048,628)
Electric energy purchased for resale	(12,748)	-	(44,997)	-	-	(57,745)
Charges on the use of electric grid	(535,642)	-	-	-	-	(535,642)
Personnel	(177,773)	(306,708)	(13,425)	(22,791)	-	(520,697)
Material	(54,279)	(21,412)	(1,742)	(223)	-	(77,656)
Third party services	(97,049)	(53,060)	(2,051)	(7,156)	-	(159,316)
Fuel for production of electric energy	-	-	-	(21,735)	-	(21,735)
Financial compensation for the use of hydro resources	(173,115)	-	-	-	-	(173,115)
Depreciation and amortization	(409,912)	(701)	(1,630)	(5,852)	-	(418,095)
Provisions and reversions	(238,117)	(29,836)	(12,692)	-	-	(280,645)
Others	(4,675)	(22,553)	250	(332)	-	(27,310)
	(1,703,310)	(1,482,898)	(76,287)	(58,089)	-	(3,320,584)
Gross income	1,000,086	(53,015)	(13,937)	69,167	-	1,002,301
Operating expenses (revenues)
Administrative and general expenses	(471,832)	(155,806)	(11,571)	(26,779)	-	(665,988)
Provisions and reversions	(48,943)	(13,842)	(1,549)	(57,708)	-	(122,042)
Revenue from multi-media communication	-	-	-	-	19,591	19,591
Other operating expenses (revenues)	(19,039)	(16,884)	20,718	(18,967)	-	(34,172)
	(539,814)	(186,532)	7,598	(103,454)	19,591	(802,611)
Result on the Equity Method	-	-	-	-	9,769	9,769
Financing result
Financing revenues	271,586	390,434	30,828	28,491	28,892	750,231
Financing expenses	(428,556)	(166,379)	(3,967)	(41,918)	-	(640,820)
	(156,970)	224,055	26,861	(13,427)	28,892	109,411
Income (Loss) before income tax and social contribution	303,302	(15,492)	20,522	(47,714)	58,252	318,870
Income tax and social contribution	(136,725)	6,703	(6,413)	-	(9,477)	(145,912)
Income (loss) before participation	166,577	(8,789)	14,109	(47,714)	48,775	172,958
Income participation	(30,821)	-	(2,373)	-	-	(33,194)
Net income (Loss) for the period	135,756	(8,789)	11,736	(47,714)	48,775	139,764
Income (Loss) per share - R$	1.00	(0.06)	0.09	(0.35)	0.36	1.03

74

Marketletter – December 2010

	Consolidated
	2009
	Generation	Transmission	Commercialization	Distribution	Other	TOTAL

Operating Revenue
Supply and gross supply of electric energy	2,921,937	-	127,452	187,714	-	3,237,103
Construction revenue	-	352,341	-	-	-	352,341
Operation and maintenance revenue	-	375,058	-	-	-	375,058
Other operating revenues	255,805	33,414	142	2,724	-	292,085
	3,177,742	760,813	127,594	190,438	-	4,256,587
Deductions to Operating Revenue
Taxes and contributions	(271,361)	(39,212)	(53,041)	(46,308)	-	(409,922)
Sectorial charges	(349,958)	(27,991)	(7,287)	(6,898)	-	(392,134)
	(621,319)	(67,203)	(60,328)	(53,206)	-	(802,056)
Net Operating Revenue	2,556,423	693,610	67,266	137,232	-	3,454,531
Cost of electric energy service
Construction cost	-	(352,341)	-	-	-	(352,341)
Electric energy purchased for resale	(178,729)	-	(61,249)	-	-	(239,978)
Charges on the use of electric grid	(520,282)	-		-	-	(520,282)
Personnel	(182,325)	(227,347)	(12,344)	(19,578)	-	(441,594)
Material	(61,781)	(23,500)	(1,697)	(239)	-	(87,217)
Third party services	(103,892)	(46,518)	(2,727)	(1,553)	-	(154,690)
Fuel for production of electric energy	(69,318)	-	-	-	-	(69,318)
Financial compensation for the use of hydro resources	(181,491)	-		-	-	(181,491)
Depreciation and amortization	(401,768)	(1,569)	(1,661)	(5,180)	-	(410,178)
Provisions and reversions	(200,098)	(33,772)	(84,983)	-	-	(318,853)
Others	(73,504)	(14,757)	(512)	(338)	-	(89,111)
	(1,973,188)	(699,804)	(165,173)	(26,888)	-	(2,865,053)
Gross income	583,235	(6,194)	(97,907)	110,344	-	589,478
Operating expenses (revenues)
Administrative and general expenses	(224,503)	(223,815)	(12,331)	(23,361)	-	(484,010)
Provisions and reversions	88,335	89,169	4,179	(12,756)	-	168,927
Revenue from multi-media communication	-	-	-	-	9,186	9,186
Other operating expenses (revenues)	589,845	(6,804)	(320)	(3,953)	-	578,768
	453,677	(141,450)	(8,473)	(40,070)	9,186	272,870
Result on the Equity Method	-	-	-	-	(50,666)	(50,666)
Financing result
Financing revenues	648,473	309,254	14,491	32,274	-	1,004,492
Financing expenses	(1,143,906)	138,854	11,735	(16,497)	-	(1,009,814)
	(495,433)	448,108	26,226	15,777	-	(5,322)
Income (Loss) before income tax and social contribution	541,479	300,464	(80,154)	86,051	(41,480)	806,360
Income tax and social contribution	(133,789)	(15,852)	-	-	-	(149,641)
Income (loss) before participation	407,690	284,612	(80,154)	86,051	(41,480)	656,719
Income participation	(40,424)	(31,761)	-	-	-	(72,185)
Net income (Loss) for the period	367,266	252,851	(80,154)	86,051	(41,480)	584,534
Income (Loss) per share - R$	4.46	3.07	(0.97)	1.04	(0.50)	7.10

75

Marketletter – December 2010

Cash Flow for the period ended on December 31
(R$ thousand)

	Parent Company		Consolidated
Operating Activities	12/31/10	12/31/09	12/31/10	12/31/09
Income (Loss) before income tax	318,764	371,699	318,870	375,376
Adjustments in the concilliation of net income (loss) with cash generated
Depreciation and amortization	424,815	419,837	431,231	426,569
Accruals arrears	(117,837)	(65,649)	(117,837)	(65,649)
Assets monetary variation	(125,351)	(105,126)	(125,472)	(103,855)
Monetary and currency variation	109,678	(283,243)	113,371	(283,243)
Financial charges	363,215	1,263,696	403,273	1,274,979
Financial charges granted	(3,072)	(3,785)	(3,072)	(3,785)
Equity method	88,704	31,323	(9,751)	50,066
Provision for credits of questionable liquidation	301,495	286,938	324,254	290,328
Liability provision	43,484	(149,767)	79,666	(140,401)
Property, plant and equipment sales	5,891	262,317	5,891	262,317
Derivatives	(55,200)	-	(46,599)	-
Financing assets - TIR	(295,242)	(250,024)	(331,513)	(255,258)
Amortization - Allowed Annual Revenue	498,274	408,726	498,274	408,726
Deferred tributes	-	-	872	(702)
(Reversion)Provision Impairment of assets	-	(598,269)	-	(598,269)
	1,557,618	1,588,673	1,541,458	1,637,199
Variation of operational asset
Accounts receivable	(350,501)	(115,497)	(360,516)	(115,497)
Accounts receivable from related parties	(531,890)	(399,606)	(576,354)	(463,657)
Credit taxes	-	(80,601)	(11,521)	(80,257)
Debtors	-	(19,227)	3,567	(20,767)
Financing assets	(259,263)	-	(757,350)	(1,430)
Advance for shareholding	(403,506)		(403,506)
Other	327,670	(30,470)	321,939	(42,366)
	(1,217,490)	(645,401)	(1,783,741)	(723,974)
Variation of operational liability
Suppliers	-	209,438	149,595	264,088
Payment-roll	-	1,731	669	1,812
Taxes and social contributions	145,806	(22,853)	140,728	(24,916)
Research and development	-	(6,498)	(27)	(5,697)
Advances for capital increase	631,793	-	1,145,656	220
Pre-sale of energy	-	(37,994)	-	(37,774)
Estimated obligations	-	10,601	699	11,357
Dividends paid	(315,976)	-	(317,875)	(1,052)
Dividends propose	33,644		33,644
Income participation – paid	(72,185)	-	(72,185)	-
Income participation	33,194	72,185	33,194	72,185
Others	(413,163)	(103,849)	(324,829)	(88,326)
	43,113	122,761	789,269	191,897
Operating activities	383,241	1,066,033	546,986	1,105,122
Financial charges payable	(322,045)	(437,312)	(375,460)	(455,672)
Financial charges receivable	2,825	3,889	2,825	3,889
Legal deposits	8,102	(205,721)	6,346	(207,443)
	(311,118)	(639,144)	(366,289)	(659,226)
Net operating activities	72,123	426,889	180,697	445,896
Financing Activities
Loans and financing obtained	529,735	41,766	661,269	49,041
Loans and financing payable - principal	(414,248)	(870,601)	(439,380)	(890,606)
Net financing activities	115,487	(828,835)	221,889	(841,565)
Investment Activities
Receivables from loans and financing granted	5,594	653,780	5,594	653,780
Acquisition of permanent assets	(73,595)	(480,851)	(193,803)	(445,865)
Intangible	-	-	21,954	(34,712)
Equity participation	(214,943)	(259,508)	(214,943)	(255,144)
Equity investment receivables	10,578	4,364	10,578	-
Net investment activities	(272,366)	(82,215)	(370,620)	(81,941)
Increase in cash and cash equivalent	(84,756)	(484,161)	31,966	(477,610)
Cash and cash equivalent – beginning of period	802,333	1,286,494	812,321	1,289,931
Cash and cash equivalent – end of period	717,577	802,333	844,287	812,321
Increase in cash and cash equivalent	84,756	484,161	(31,966)	477,610

76

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh		Energy Generated up to guaranteed energy - MWh		Beginning of operation (Eletrobras)	End of concession	Beginning of concession / authorization (Eletrobras Eletronorte)
		4th qrt/10	4th qrt/10	2010	4th qrt/10	2010
UHE Coaracy Nunes	76.95		129,505	589,195			10/01/1975	07/08/2015	Regulation 038, of 02.13.92 (Decree 35,701 of 06.23.1954)
Complexo de Tucuruí	8,370.00	4,238.71	4,895,715	38,070,713	(4,459,118)	1,804,367	11/10/1984	07/11/2024	Concession Decree 74,279 07/11/1974 – First Unit – 12/30/1984 - Regulation DNAEE 58 of 05/18/1983
UHE Samuel	216.75	93.54	103,553	733,170	(102,898)	(13,269)	07/26/1989	09/14/2029	Concession Decree 83,975 09.14.1979 Extension of concession Regulation nº 89-MME dated December 11, 2010
UHE Curuá-Una	30.30	24.85	56,202	252,350	1,356	42,110	07/21/1977	07/27/2028	Concession transfer of UHE Curuá-Una from CELPA to ELETROBRAS ELETRONORTE as per Resolução Autorizativa Nº 345, of 18 October, 2005,
UTE Electron	120.00		0	0			06/2005	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE to build regularization purposes biuld
UTE Rio Madeira	119.35		0	0			04/1968	undefined	Regulation MME 1,130 of 09/08/1988 authorizes ELETROBRAS ELETRONORTE to build Rio Madeira plant.
UTE Santana	178.10		207,612	664,206			01/1993	undefined	Regulation 414 of 12/2/1994 authorized ELETROBRAS ELETRONORTE to build Santana plant.
UTE Rio Branco I	18.60		0	0			02/1998	undefined	Regulation 156 of 07/06/1990, authorized ELETROBRAS ELETRONORTE to build for regularization purposes
UTE Rio Branco II	31.80		0	0			04/1981	undefined	Regulation 156 of 07/06/1990, authorizes ELETROBRAS ELETRONORTE biuld for regularization purposes
UTE Rio Acre	45.49		9,765	13,529			04/1994	undefined

Regulation DNAEE 235 of 10/21/1988 and Regulation MME 343 of 05/19/1989, authorizes Eletrobras Eletronorte to biuld UTE Rio Acre (3 x 10,000 kW); Regulation DNAEE 606 of 08/31/1994  overides Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW

Obs.: The Senador Arnon Afonso Farias de Mello Thermal Power Plant was granted as a loan to Eletrobras Distribuição Roraima as of February 10, 2010

77

Marketletter – December 2010

Energia Gerada Acima da garantia Física

	Plant	4º tri/10 MWh	2010 MWh
Guaranteed energy	HEU TUCURUI	9,354,833	36,266,346
	HEU SAMUEL	206,451	746,440
	HEU Curuá-Una	54,846	210,240
Total		9,616,130	37,223,026
Energy up to guaranteed energy	HEU TUCURUI	(4,459,118)	1,804,367
	HEU SAMUEL	(102,898)	(13,269)
	HEU Curuá-Una	1,356	42,110
Total		(4,560,660)	1,833,208

Electric energy purchased for resale

System		4th qrt/10	2010
Eletrobras	MWh	0	0
	R$ million	0.0	0
Others	MWh	174,660	444,239
	R$ million	34.0	65.0

Energy sold

Buyer	Sale	4th qrt/10		2010
		R$ million	MWh	R$ million	MWh
	Through auction	376.04	4,168,160.36	1,433.65	15,725,880.02
Other	Through free market agreements or bilateral contracts	555.92	5,226,899.25	1,929.68	21,261,926.28
	Through auction
Eletrobras System	Through free market agreements or bilateral contracts
Total		931.96	9,395,059.61	3,363.33	36,987,806.30

Fuel for production of electric energy

		4th qrt/10		2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel oil	Litre	59,023,807	30.140	191,584,807	105.459
PTE oil	litre	122,610,400	70.227	418,401,646	245.719
Total		181.634.207	100.367	609.986.453	351.178

CCEE liquidation – Sold

Type of contract	UNIT	4th qrt/10	2010
CCEE	R$ million	539.87	1,020.31
	MWh	3,183,959.44	15,270,212.59
	MWaverage	1,442.66	6,992.06
Purchase	R$ million	563.26	1,040.36
	MWh	7,263,856.95	13,040,467.08
	MWaverage	3,291.28	5,919.45
Net	R$ million	(23.39)	(20.05)
	MWh	(4,079,897.51)	2,229,745.51
	MWaverage	(1,848.62)	1,072.61

78

Marketletter – December 2010

Losses in generation - %

4th qrt/10	2010
0.21	0.12

Losses in transmission - % - (Isolated system)

4th qrt/10	2010
1.09	1.95

Extension of transmission lines (km) – 12/31/10

Concession Area		Extension (km)	Tension	Beginning of operation		End of concession
Sistema Isolado
Boa vista	Santa Elena	190.20	230	July	2001	July 2015
Sub-total 230 kV		190,20
Coaracy nunes	Santana	108.00	138	October	1975	July 2015
Coaracy nunes	Santana	109.00	138	February	2005	July 2015
Santana	Portuária	4.00	138	April	1996	July 2015
Coaracy nunes	Tartarugalzinho	87.00	138	June	2000	July 2015
Sub-total 138 kV		308,00
Santana	Macapá II	20.00	69	November	1996	July 2015
Santana	Equatorial	13.00	69	August	2000	July 2015
Tartarugalzinho	Calçoene	130.00	69	December	2001	July 2015
Tartarugalzinho	Amapá	17.00	69	February	2002	July 2015
Equatorial	Macapá	0.00	69	November	2005	July 2015
Santana	Santa Rita	12.60	69	December	2007	July 2015
Equatorial	Santa Rita	5.09	69	September	2008	July 2015
Sub-total 69 kV		197.69
Total Sistema Isolado		695.89
Sistema Interligado
Colinas	Miracema	173.97	500	March	1999	July 2015
Imperatriz	Colinas	342.60	500	March	1999	July 2015
Imperatriz	Marabá	181.09	500	April	1981	July 2015
Imperatriz	Marabá	181.82	500	March	1988	July 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	July 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	July 2015
Tucuruí	Marabá	222.14	500	October	1981	July 2015
Tucuruí	Marabá	221.70	500	February	1988	July 2015
Pres. Dutra	Boa esperança	205.39	500	October	1982	July 2015
São luiz II	Pres. Dutra	0.00	500	July	1984	July 2015
Miranda II	Pres. Dutra	195.50	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
São Luiz II	Pres. Dutra	0.00	500	March	1986	July 2015
Miranda II	Pres. Dutra	195.80	500	November	2010
São Luiz II	Miranda II	106.80	500	November	2010
Tucuruí	Vila do conde	327.10	500	December	1981	July 2015
Tucuruí ( usina )	Tucuruí ( SE )	10.71	500	November 1984 to May 2005
Sub-total 500 kV		3,243.32
Altamira	Rurópolis	330.02	230	October	1988	July 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	July 2015
Rondonópolis	Coxipó	187.80	230	September	1988	July 2015
Rondonópolis	Coxipó	187.80	230	July	1984	July 2015
Coxipó	Nobres	105.00	230	April	2001	July 2015
Nobres	Sinop **	346.00	230	August	2008	July 2015
Guamá	Utinga	19.40	230	December	1981	July 2015
Guamá	Utinga	19.40	230	December	1981	July 2015
Imperatriz	Porto Franco	110.10	230	October	1994	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Jauru	Coxipó	366.00	230	June	2003	July 2015
Miranda II	Peritoró	94.20	230	December	2002	July 2015
Pres. Dutra	Peritoró	115.00	230	March	2003	July 2015
Peritoró	Coelho Neto	223.00	230	July	2006	July 2015

79

Marketletter – December 2010

Coelho neto	Teresina	127.10	230	September	2006	July 2015
São Luiz II	Miranda II	105.30	230	November	2002	July 2015
São Luiz II	São Luiz i	18.60	230	January	1983	July 2015
São Luiz II	São Luiz i	19.00	230	September	1988	July 2015
São Luiz II	São Luiz iii	35.94	230	May	2010	July 2016
Tucuruí	Altamira	317.60	230	June	1998	July 2015
Utinga	Santa Maria	93.02	230	December	1994	July 2015
Vila do conde	Guamá	49.30	230	April	1981	July 2015
Vila do conde	Guamá	49.30	230	December	1982	July 2015
Marabá	Carajás	145.00	230	October	2004	July 2015
Barra peixe	Rondonópolis	217.00	230	May	2008	July 2015
Rio verde (Couto Magalhães)	Rondonópolis	177.83	230	July	1983	July 2015
São Luiz II	UTE São Luiz	0.05	230	January	1982	July 2015
Carajás	Integradora	83.00	230	August	2008	July 2015
Abunã	Rio branco	302.00	230	November	2002	July 2015
Ariquemes	Jarú	83.82	230	September	1997	July 2015
Jarú	Ji-paraná	80.69	230	September	1997	July 2015
Samuel	Ariquemes	151.60	230	August	1994	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel	Porto Velho	40.55	230	July	1989	July 2015
Samuel ( usina )	Samuel ( SE )	2.85	230	July	1989	July 2015
Porto Velho	Abunã	188.00	230	May	2002	July 2015
Ji-paraná	Pimenta Bueno	117.80	230	June	2008	July 2015
Pimenta Bueno	Vilhena	160.20	230	October	2008	July 2015
Sub-total 230 kV		5,292.61
Tucuruí-vila	Cametá	214.21	138	August	1998	July 2015
Coxipó	Rondonopolis-Cemat	0.00	138	July	1981	July 2015
Coxipó	São Tadeu	44.17	138	January	2010	July 2015
São Tadeu	Jaciara	77.92	138	January	2010	July 2015
Jaciara	Rondonopolis-Cemat	70.00	138	January	2010	July 2015
Couto Magalhães	Rondonopolis-Cemat	176.00	138	April	1981	July 2015
Curuá-Una	Tapajós-Celpa	68.80	138	January	2006	July 2015
Abunã	Guajará Mirim	0.00	138	May	2002	July 2015
Rio Branco	Epitaciolândia	194.48	138	March	2008	July 2015
Ji-Paraná	Rolim de Moura	0.00	138	August	2008	July 2015
Sub-total 138 kV		845.58
Tucuruí	Tucuruí Vila	2.30	69	July	1997
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( Usina )	Tucuruí ( SE )	1.40	69	December	1985
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	Tangará	0.00	69	February	2003	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Rio Branco	São Francisco	0.00	69	November	2002	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Alfaville	Rio Madeira	0.00	69	July	1989	July 2015
Ji-Paraná	Rolim De Moura	0.00	69	December	1999	July 2015
Porto Velho	Areal	0.00	69	April	1999	July 2015
Porto Velho	Areal	0.00	69	September	1999	July 2015
Rio Branco	Sena Madureira	152.00	69	August	2008	July 2015
Porto Velho	Tiradentes	0.00	69	November	1989	July 2015
Porto Velho	Tiradentes	0.00	69	November	2007	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Tiradentes	Alfaville	0.00	69	November	2008	July 2015
Sub-total 69 kV		157.10
Sub-total 13,8 kV		0.00
Total Sistema Interligado		9,538.61
Total Geral		10,234.50

Tension KV	Km
750	0.00
600	0.00
500	3,243.32
445	0.00
230	5,482.81
138	1,153.58
69	354.79
13,8	0.00
Total	10,234.50

80

Marketletter – December 2010

Average Tariff – R$/MWh

4th qrt/10	2010
90.66	88.76

Main investments – R$ million

Projects	4th qrt/10	2010
Transmission	136,816,920	340,874,293
TS Amapá	588,513	2,158,184
Reinforcement of the Isalated System	6,318,980	17,301,227
TS North/Northeast-Maranhão	21,016,927	38,249,789
Transmission system maintenance	18,034,927	29,958,481
TS North/Northeast-Pará	12,157,226	14,168,526
TL Maranhão Implantation	3,076,028	14,244,711
TL Rib. Gonçalves/Balsas Implantation	20,445,066	26,070,920
SE Miranda II Implantation	10,712,899	35,060,776
Reinforcement interconnected system	44,466,354	163,661,679
Generation	12,003,362	17,192,721
HPU Coaracy 2nd stage	633,699	1,498,700
Generation system maintenance	8,997,647	11,405,412
HPU Tucuruí	1,864,526	3,297,865
HPU Curuá-Una-Amplia	507,490	990,744
Others	18,034,954	48,583,172
Preservation and conservation	15,619,292	43,002,005
Infrastructure	36,888	36,888
Infrastructure	92,075	292,249
Infrastructure	2,286,699	5,252,030
TOTAL	166,855,236	406,650,186

New owner investments

Transmission

Enterprise	State	Total of Investment R$ million	Extension - KM	Beginning of Operation	End of Concession
TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas 230/69 Kv - Adaptações SE Ribeiro Gonçalves*	MA/PI	Conc. Contr. = 118.31; Current = 102.04	95	ANEEL schedule 7/1/2010 Eletronorte schedule Jul/2011 (Delay of licenses Vegetation Removal and Installation)	2039 (30-yr concession contract signed on 01.28.2009)
TL Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Sectioning of TL *	MA	Conc. Contr. = 113.37; Current = 86.75	3.24	Energizated Nov/2010.	2039 (30-yr concession contract signed on 001.28.2009)
TL Jorge Teixeira - Lechuga (ex Cariri) Double Circuit	AM	Conc. Contr. = 35.15; Current = 27.00	30	oct/11	2040 (30-yr concession contract signed on 07.12.2010)

81

Marketletter – December 2010

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	Periodicity
Eletrobras
ECR - 257/97 - BID	US$	319.0	04/06/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	44.8	08/04/2014	Semi-annual installments
		363.8
ECR - 260/98 - Eximbank	Yen	168.7	04/06/2024	Semi-annual installments
		168.7
ECF-1424/96	RGR	22.4	06/30/2018	Monthsly installments
ECF-1545/97	RGR	82.4	03/30/2018	Monthsly installments
ECF-1554/97 RN	RGR	17.9	06/30/2018	Monthsly installments
ECF-1630/97 RN	RGR	1.2	04/30/2018	Monthsly installments
ECF-1659/97 RN	RGR	2.0	06/30/2018	Monthsly installments
ECF-1674/97 RN	RGR	0.6	03/30/2011	Monthsly installments
ECF-1679/97 RN	RGR	0.6	08/30/2013	Monthsly installments
ECF 2794/09	IPCA	1,635.6	12/30/2029	Monthsly installments
ECF-2092/01 N	RGR	277.3	09/30/2023	Monthsly installments
RES-765/02	RGR	564.9	10/29/2018	Monthsly installments
RES-766/02	RGR	137.3	10/29/2017	Monthsly installments
ECF-2710/08 RGR	RGR	17.2	12/31/2015	Monthsly installments
ECF-2757/08 IPCA	IPCA	59.9	03/30/2021	Monthsly installments
ECF-2758/08 IPCA	IPCA	21.8	03/30/2021	Monthsly installments
ECF-2785/09 IPCA	IPCA	31.7	09/30/2021	Monthsly installments
ECF-2818/10 IPCA	IPCA	78.5	11/30/2021	Monthsly installments
ECF-2894/10 IPCA	IPCA	319.3	12/30/2013	Single installment
		3,270.6
Total		3,803.1
Financial Institution
Credit Balbina-0111- Fretes	Euro	0.1	12/31/2013	Semi-annual installments
Credit National-0118- Balbina	Euro	0.1	12/31/2015	Semi-annual installments
Credit National- 0122-Samuel	Euro	0.9	12/31/2016	Semi-annual installments
Credit National- 0184-	Euro	0.0	12/31/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	2.3	04/15/2014	Semi-annual installments
Total		3.4
BNDES - 03.2.782.3.1	R$	586.8	09/15/2016	Monthsly installments
BNDES - 09.2.13551.1	R$	39.5	11/15/2024	Monthsly installments
BNDES - 09.2.13551.1	R$	13.6	11/15/2024	Monthsly installments
Total		639.9
Supplier
Petrobras Distribuidora S/A	R$	78.0	07/31/2011	Monthsly installments
Total		78.0
Total General		4,524.4

Contractual obligations on the last day of the quarter-R$ million
Loans and Financing	2011	2012	2013	2014	2015	2016	After 2016	Total
Generation	343.2	266.9	271.6	626.2	288.8	266.2	1,533.4	3,596.3
Transmission	74.6	73.3	73.1	73.1	73.1	73.0	451.9	892.1
Comercialization	9.6	8.8	8.8	8.8	0.0	0.0		36.0
Total	427.4	349.0	353.5	708.1	361.9	339.2	1,985.3	4,524.4

Energy Purchase Contract - R$ million

Energy Purchase Contract		2010	2011	2012	2013	2014	2015	After 2015
Edelca	MWh	467,706	623,673	644,194	669,962	696,760	724,631	0
	R$	50,873,841	59,742,145	67,032,302.6	70,894,209.3	75,091,330	79,652,760	0
Termonorte *	MWh
	R$	279,050,491	291,607,763	304,730,112	316,919,317	329,596,090	342,779,933	2,742,239,465
TOTAL	MWh	467,706	623,673	644,194	669,962	696,760	724,631	0
	R$	329,924,332	351,349,908.2	371,762,415.0	387,813,526.2	404,687,419.1	422,432,693	2,742,239,465
* PIE Termo Norte included

Energy Sales Contracts

			2010	2011	2012	2013	2014	2015	2016 - 2024
Regulated Environment		MWh	14,991,206	14,991,206	15,032,278	9,502,209	6,762,720	981,120
		R$	1,384,722,209.0	1,280,660,238.0	1,361,219,030.0	1,003,737,800.5	801,153,675.4	126,912,880
Bilateral Contracts	Free Consumer Long Term	MWh	16,024,843	16,024,843	15,101,103	15,341,563	15,288,040	15,086,560	127,758,667
		R$	1,177,888,226	1,247,439,244	1,238,672,304	1,336,327,008	1,408,929,605	1,457,455,090	16,066,502,280
	Captive consumers	MWh	2,085,230	1,904,599	1,903,405	1,890,408	1,890,408	1,890,408	10,928,990
		R$	195,982,979	154,011,335	163,151,913	154,758,925	164,044,461	156,649,333	958,126,127
	Free Consumer Medium Term	MWh	464,280	464,280	289,872
		R$	63,646,387	71,399,876	50,581,945
TOTAL		MWh	33,565,560	33,384,929	32,326,658	26,734,180	23,941,168	17,958,088	138,687,658
		R$	2,822,239,800.8	2,753,510,692.9	2,813,625,193.3	2,494,823,734.3	2,374,127,741.7	1,741,017,303.6	17,024,628,407.3

82

Marketletter – December 2010

Partnership

Generation

SPC/Consortium / Object	Installed capacity Assured Energy	Participation %	Enterprise Value R$ million	Partnership		Energy Generated (*)		Concession		Construccion	Operation
				Partners	%	4th qrt / 2010	2010	Begining	Duration (years)	Begining	Begining
EAPSA - Enerigia Águas da Pedra S.A. UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)	24.5	Conc. Contract= 760; Real = 760.8	Neoenergia	51	Under construction	Under construction	07/03/2007	7/3/2042 (35 years)	completed	2011 (imprecise date on indigenous issues in the region)
				Chesf	24.5
AMAPARI ENERGIA S.A. UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 23.30 MW (installed capacity **) 21 MW (assured energy ***)	49	Real = 84.7	MPX Energia S.A	51	UTE Serra do Navio 36,620.46 MWh	UTE Serra do Navio 141,674.39 MWh	05/20/2008	5/20/2037 (29 years)	completed	11/01/2008
	PCH Capivara 29.8 MW (installed capacity)		Estim. = 210			Feasibility studies	Feasibility studies	05/20/2008	5/20/2037 (29 years)
Brasventos Miassaba 3 Geradora de Energia S.A.Parque Eólico Miassaba 3	50.4 MW (installed capacity) 22.8 MW (assured energy)	24.5	Estim. = 245	Furnas	24.5	Under construction	Under construction	08/19/2010	8/19/2045 (35 years)	10/24/2011	02/28/2012
				J. Marucelli	10
				Miassaba	31
				Bioenergy	10
Brasventos Eolo Geradora de Energia S.A. Parque Eólico Rei dos Ventos 1	48.6 MW (installed capacity) 21.8 MW (assured energy)	24.5	Estim. = 229.4	Furnas	24.5	Signing of Authorization on 12/09/2010	Under construction	12/09/2010	12/9/2045 (35 years)	01/03/2011	07/31/2012
				J. Malucelli	10
				EOLO	31
				Bioenergy	10
Rei dos Ventos 3 Geradora de Energia S.A. Parque Eólico Rei dos Ventos 3	48.6 MW (installed capacity) 21.00 MW (assured energy)	24.5	Estim. = 233.6	Furnas	24.5	Signing of Authorization on 12/09/2010	Under construction	12/09/2010	12/9/2045 (35 years)	06/20/2011	07/31/2012
				J. Malucelli	10
				EOLO	31
				Bioenergy	10
Norte Energia S.A.UHE Belo Monte	11,233 MW (installed capacity) 4,563 MW (assured energy)	19.98	25,000.00	Eletrobrás	15	Under construction	Under construction	08/26/2010	8/26/2045 (35 years)	05/31/2011	02/28/2015
				Chesf	15
				Petros	10
				Bolzano Partic.	10
				Gaia (autoprod.)	9
				Caixa FI Cevix	5
				Queiroz Galvão	2.51
				OAS	2.51
				Funcef	2.5
				Contern	1.25
				Cetenco	1.25
				Galvão	1.25
				Mendes Junior	1.25
				Serveng	1.25
				J.Malucelli Const.	1
				Sinobras (autopro)	1
				J.Malucelli Energia	0.25
(*)For projcts in operation
(**)Amount contracted with supplier
(***)Amount of contract between Amapari and Anglo Ferrous do Brasil

83

Marketletter – December 2010

Transmission

SPE/Consortium			Enterprise	Partnership		In operation		Concession
	Object	Participation	Value
		%	R$ million	Partners	%	Yes	No	Begining	Duration (years)
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	TL Coxipó – Cuiabá -Rondonópolis (MT), 230 KV 193 Km SE Seccionadora Cuiabá	49	Conc. Contr. = 152; Real = 116	Bimetal Indústria e Metalúrgica Ltda.	26.99	X		02/18/2004	30
				Alubar Cabos SA Linear Partic.e Incorporações Ltda	10.76 13.25
INTESA - Integração Transmissora de Energia S.A.	TL Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO), 500KV 695 Km	37	Conc. Contr.= 637; Real = 500	Fundo de Investimento em Participação Brasil Energia Chesf	51.00 12.00	X		04/27/2006	30
BRASNORTE Transmissora de Energia SA	TL Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), both 230 kV, SE Juba and SE Maggi – 230 / 138 kV 402 Km	49.71	Conc. Contr.= 234; Real = 238	Transmissora Aliança de Energia Elétrica S.A. Bimetal Indústria e Metalúrgia Ltda.	38.67 11.62	X		03/17/2008	30
Manaus Transmissora de Energia S.A.	TL Oriximiná - Itacoatiara - Cariri (AM), 500kV, 586 Km, SE Itacoatiara and SE Cariri	30	Conc. Contr.= 1,289.5; Atual = 1,379.7	Chesf Abengoa Concessões Brasil Holding S.A.	19.50 50.50		X	10/16/2008	30
Estação Transmissora de Energia S.A. (Shares transferred to Eletronorte – Order ANEEL 3532 of 11/23/2010)	Converter station 01 CA / CC, 500 /± 600 KV and Inverter station 01 CC / CA, ± 600 / 500 kV (RO / SP)	100	Conc. Contr.= 1,538; Atual = 1,428.5				X	02/26/2009	30
Norte Brasil Transmissora de Energia S.A	TL Coletora Porto Velho (RO) – Araraquara (SP), ±600 KV 2,375 Km	24.5	Conc. Contr.= 1,801.5; Atual = 1,787.7	Eletrosul Abengoa Concessões Brasil Holding S.A.	24.50 51.00		X	02/26/2009	30
LINHA VERDE Transmissora de Energia S.A.	TL Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), 987 Km, 230 KV.30	49	Conc. Contr.= 412; Atual = 412	Abengoa Concessões Brasil Holding S.A. CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50 25.50		x	11/19/2009	30
RIO BRANCO Transmissora de Energia S.A. (shares being transferred to Eletronorte)	TL Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), 487 Km, 230KV	49	Conc. Contr.= 237.3; Atual = 238.2	Abengoa Concessões Brasil Holding S.A. CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.50 25.50		X	11/19/2009	30
Transmissora MATOGROSSENSE de Energia S.A.	TL Jauru (MT) – Cuiabá (MT), 348 Km and SE Jauru, 500KV	49	Conc. Contr.= 302.8; Atual = 240	Alupar Investimento S.A. Mavi Engenharia (Ex-Bimetal Ind. Metalúrgica Ltda)	46.00 5.00		X	11/19/2009	30

84

Marketletter – December 2010

Number of employees
Composition of employees by tenure (Years)	Number of employees
Up to 5	1,369
6 to 10	132
11 to15	101
16 to 20	100
21 to 25	1,124
over 25	1,026
Total	3,852

Department	Number of employees
Field	2,544
Administrative	1,308
Total	3,852

Complementary work force

Contracted	Other (*)
548	30
 (*) Employees from other companies of the Eletrobras System

85

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	12/31/2010	12/31/2009	01/01/2009
Current Assets
Cash and banks	79,371	71,389	119,727
Concessionaires and affiliates	176,872	236,472	192,327
Debtors	25,103	30,299	37,021
Storage
- Nuclear fuel elements	297,972	324,634	286,903
- Stored goods	55,984	40,579	36,161
Fiscal credits	41,436	17,211	40,659
Other rights	2,973	3,102	2,570
	679,711	723,686	715,368
Non-Current Assets
Long-term assets
Concessionaires and affiliates	91,710	91,710	91,710
Debtors	23,903	-	-
Stored materials
- Uranium concentrate	65,179	111,199	104,442
- Nuclear fuel elements	392,133	239,771	141,888
- Stored goods	275,599	267,303	259,213
Service in course – nuclear fuel	66,645	137,161	214,751
Funding - decommissioning	102,613	66,738	42,477
Linked deposits	32,536	29,830	18,554
Other rights	17,021	17,235	16,763
	1,067,339	960,947	889,798
Investments	1,265	1,265	1,265
Property, plant and equipment
Cost excluding depreciation and amortization	6,024,384	5,659,031	5,267,109
(-) Obligations linked to the concession	(142)	(659)	(2,245)
	6,024,242	5,658,372	5,264,864
Intangible	34,170	29,907	25,621
	7,127,016	6,650,491	6,181,548
Total Assets	7,806,727	7,374,177	6,896,916

86

Marketletter – December 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	12/31/2010	12/31/2009	01/01/2009
Current Liabilities
Suppliers	186,302	282,015	193,493
Debt charges	263	1,734	2,174
Loans and financing	50,337	68,569	63,661
Taxes and social contributions	65,289	65,836	53,068
Fundação Real Grandeza (pension fund) – debt	30,264	26,050	24,656
Dividends	-	27,460	7,201
Income participation	3,459	13,088	7,200
Payment-roll obligations	19,913	13,907	14,832
Provisions for 13th months wages and vacations	61,541	47,961	39,204
Other obligations	12,742	9,921	2,905
	430,110	556,541	408,394
Non-Current Liabilities
Loans and Financing	548,771	3,043,441	2,832,099
Taxes and social contributions	55,333	71,487	86,403
Fundação Real Grandeza – debt	53,471	76,809	102,052
Nucleos – actuarial provision	34,494	63,722	99,803
Liability for decommissioning	375,968	323,326	266,168
Advances for future capital increase	3,309,744	-	-
Provision for legal contingencies	44,874	49,928	53,348
Income tax and social contribution provision	6,703	54,663	117,459
Other obligations	1,019	-	623
	4,430,377	3,683,376	3,557,955
Stockholders’ Equity
Social capital	3,296,032	3,296,032	3,296,032
Capital reserves		903,064	903,064
Income reserves		123,396	120,641
Accured losses	(305,361)	(1,197,067)	(1,302,718)
Aditional proposed dividends		82,381	(21,603)
Other comprehensive income	(44,431)	(73,546)	(108,055)
	2,946,240	3,137,260	2,930,567
Total Liabilities and Stockholders’ Equity	7,806,737	7,374,177	6,896,916

87

Marketletter – December 2010

Statement of Income for the period ended on December 31

(R$ thousand)

	2010	2009
Continuing operations
Net Operating Revenue	1,671,951	1,572,977
Cost of electric energy service	(1,087,187)	(989,864)
Gross income	584,764	583,113
Operating revenues (expenses)
Personnel	(107,274)	(75,076)
Third party services	(53,118)	(39,039)
Depreciation and amortization	(12,696)	(5,155)
Supervision tax - ANEEL	(7,885)	(7,520)
Taxes	(2,087)	(6,131)
Actuarial provision (reversion) – pension fund	(14,885)	(16,206)
Provision (reversion) for legal contigencies	185	3,358
Other operating expenses	59	(19,866)
	(197,701)	(165,635)
Operating income	387,063	417,478
Financial Revenue	56,155	160,894
Financial Expense	(639,098)	(419,232)
Income (loss) before income tax and social contribution	(195,880)	159,140
Income tax and social contribution	61,126	59,107
Net income (loss) for the period	(134,754)	218,247

88

Marketletter – December 2010

Cash Flow for the period ended on December 31

(R$ thousand)

Operating Activities	2010	2009
Net income for the period	(195,880)	159,140
Ajustes na conciliação do lucro líquido (prejuízo) com o caixa gerado
Depreciation of permanent assets	225,573	204,421
Property, plant and equipment discharges (residual value)	935	214
Intangible amortization	6,343	3,339
Raw material consumption and stored material	313,866	280,726
Monetary Variations – decommissioning	(13,927)	(67,858)
Monetary Variations- loans and financing - Eletrobras	174,250	(83,143)
Monetary Variations debt - Fundação Real Grandeza	7,961	569
Monetary Variations – suppliers and other	(10,561)	12,564
Monetary variations - dividends	9,377	2,071
Debt charges – loans and financing - Eletrobras	389,839	360,565
Debt charges - Fundação Real Grandeza	5,464	6,701
Charges and monetary variation - decommissioning	4,263	14,102
Complementary pension fund– actuarial provision	14,885	16,206
Income participation	17,959	13,088
Vacation provisions	10,560	6,193
Provision (reversion) for credits of questionable liquidation	(23,281)	126
Adjustment to present value of the decommissioning liability	19,709	16,996
Other adjustments	(4,657)	(7,152)
	952,678	938,868
Variation - (increase) and decrease in operating assets
Concessionaires and affiliates - Furnas	59,600	(44,145)
Stored materials	(346,731)	(358,015)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	(26,057)	23,448
Decommissioning Fund	(40,138)	(38,363)
Other operating assets	(15,664)	7,440
	(368,990)	(409,635)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(82,277)	77,670
Taxes (except Income tax and Social Contribution)	(19,225)	(8,756)
Payment-roll obligations and vacation provision	9,026	1,639
Income participation	4,039	(7,200)
Other operating liabilities	52,182	39,383
	(36,255)	102,736
Resources from operating activities	547,433	631,969
Loans and Financing Activities
Long-term loans and financing obtained - Eletrobras	308,266	143,155
Financing payments on a short-term basis Eletrobras	(48,947)	(50,226)
Payment of IOF and debt charges to Eletrobras	(106,875)	(163,910)
Payment to Fundação Real Grandeza	(32,549)	(31,119)
Dividend paid	(56,879)	(30,874)
Resources from loans and financing activities	63,016	(132,974)
Investment Activities
Acquisition of property, plant and equipment assets	(597,166)	(538,914)
Acquisition of intangible	(5,301)	(8,419)
Resources applied in investment activities	(602,467)	(547,333)
Icrease in cash and cash equivalent	7,982	(48,338)
- Cash and cash equivalent – beginning of period	71,389	119,727
- Cash and cash equivalent – end of period	79,371	71,389
Increase in cash and cash equivalent	7,982	(48,338)

89

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity MW	Guaranteed Energy GWh	Energy generated MWh		Beginning of operation	End of concession
			4th qrt/10	2010
Angra I	640	3,215	1,070,551.1	4,263,040.8	01/1985	No concession
Angra II	1,350	9,706	1,780,353.7	10,280,766.5	09/2000	No concession

Energy sold

Sale	4th qrt/10		2010
	R$ million	MWh	R$ million	MWh
Through contracts on the free market or bilateral contracts	374.7	2,621,838.72	1,756.5	13,361,399.52
Energy sold - total
(A) revenue tariff difference jan to nov 2010	23.5		23.5
Total revenues in Dec/10 energy supplied in the years	398.2	2,621,838.72	1,780.0	13,361,399.52
A) revenue tariff difference dec 2009	2.4		2.4
Total revenue in dec/10	400.6		1,782.4
(A) Tariff difference Aneel Resolution 1091 11/30/2010 period September 10 to Nov 10

Additional Information on Nuclear Area

		4th qrt/10		2010
Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million
Substitution of Nuclear combustion elements Acquisition of uranium plus services Operational expense consum	______________ R$ million ------------------------ R$ million >> KG URÂNIUM>>	ELEMENTS 56 _________________ - --------------------------- >>>>>>>>>>>>>>> >>>>>>>>>>>>>>>	Substituted ECN Value 264.2 ----------------------- 147.3 -------------------------- 54.5 49,650 kg	ELEMENTS 100 ______________________ - >>>>>>>>>>>>>>>>>>>>> >>>>>>>>>>>>>>>>>>>>>	Substituted ECN Value 396.5 ------------------------- 280.0 -------------------- 270.8 293,669 kg

Losses in generation - %

4th qrt/10	2010
3	3

Average tariff – R$/MWh

4th qrt/10	2010
144.15	133.21

Main investments – R$ million

Project	4th qrt/10	2010
ANGRA 1	51.0	110.9
ANGRA 2	26.9	40.1
ANGRA 3	159.1	342.2
OUTROS	9.6	28.9
TOTAL	246.6	522.1

90

Marketletter – December 2010

New Investments Generation

Enterprise	State/ Location	Total of Investment R$ million (Direct costs)	Installed Capacity - MW	Assured Energy - MW	Beginning of operation	End of concession
Implementation of the Termonuclear Angra 3 Plant	State of Rio de Janeiro / Município de Angra dos Reis	R$ 9,950.1 million (basis: june 2010 – Direct costs)	1,405 MW	1,214.2 MWaverage	01-December -2015	Not applicable

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
Eletrobras	86	2011<	Eur
	513		R$

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	52	79	38	38	39	352

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
776	462	219	30	326	723	2,536

Department	Number of employees
Field	2,246
Administrative	290

Complementary work force – 12/31/10

Other
15

91

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(R$ thousand)

	Parent Company			Consolidated
Assets	12.31.2010	12.31.2010	12.31.2010	12.31.2010	12.31.2010	12.31.2010
Current Assets
Cash and banks	135,560	168,801	415,788	358,785	308,186	450,937
Consumers, concessionaires and affiliates	91,109	89,114	76,845	99,235	104,305	85,058
Transmission financial asset	115,735	100,473	96,397	140,357	188,482	114,126
Renegotiated energy credits	128,635	150,286	128,399	128,635	150,286	128,399
Debtors	16,066	14,995	14,299	13,290	12,194	9,771
Deactivations, sales of property and services in course	31,676	22,413	19,574	31,842	22,618	19,574
Taxes to compensate	16,409	12,571	23,551	22,866	39,195	40,626
Stored materials	30,363	26,308	26,629	30,363	26,308	26,629
Colateral, deposit and fund linked	40,489	1,645	2,191	83,211	22,413	7,604
Other credits	24,865	14,658	45,744	28,626	18,118	47,222
	630,907	601,264	849,417	937,210	892,105	929,946

Non-current Assets
Renegotiated energy credits	544,043	490,718	547,831	544,043	490,718	547,831
Taxes to compensate	6,580	3,717	7,335	67,229	49,038	22,852
Deferred fiscal asset	133,219	69,151	57,929	137,038	71,421	60,523
Linked funds	12,465	-	-	20,427	29,757	6,849
Affiliates and subsidiaries and parente companies	42,390	27,063	30,282	-	-	-
Transmission financial asset	2,413,312	2,018,867	1,922,407	3,042,939	2,818,156	2,394,246
Other credits	14,233	19,033	19,839	29,733	35,463	21,547
	3,166,242	2,628,549	2,585,623	3,841,409	3,494,553	3,053,848
Investments	880,634	675,117	293,225	3,307	3,316	2,926
Property, plant and equipment, net	1,048,797	675,206	308,731	2,150,154	1,099,872	340,734
Intangible	99,659	111,693	15,088	118,483	127,880	29,101
	5,195,332	4,090,565	3,202,667	6,113,353	4,725,621	3,426,609
Total Assets	5,826,239	4,691,829	4,052,084	7,050,563	5,617,726	4,356,555

92

Marketletter – December 2010

	Parent Company			Consolidated
Liabilities and Stockholders’ Equity	12.31.2010	12.31.2010	01.01.2009	12.31.2010	12.31.2010	01.01.2009
Current Liabilities
Suppliers	115,592	68,950	62,057	196,676	79,941	65,930
Payment-roll	39,600	36,364	27,432	40,012	36,652	27,432
Loans and financing	88,085	126,233	104,919	130,973	173,443	128,501
Income participation	31,096	23,260	22,713	31,096	23,335	22,713
Taxes and social contributions	50,749	87,419	70,425	58,517	92,775	73,183
Dividends	19,332	53,851	68,046	19,332	53,851	68,046
Estimated obligations	81,005	66,799	66,594	81,837	72,868	68,041
Complementary security fund	10,734	9,254	10,118	10,734	9,254	10,118
Research and development	24,014	18,870	18,523	24,553	20,773	19,527
Provision for losses on onerous contract	21,235	5,916	-	21,235	5,916	-
Other liabilities	20,047	13,513	15,344	33,894	34,674	19,836
	501,489	510,429	466,171	648,859	603,482	503,327

Non-Current Liabilities
Loans and financing	1,408,224	834,498	614,812	2,446,289	1,607,522	858,633
Taxes and social contributions	155,400	154,838	156,077	155,400	157,922	158,099
Deferred fiscal liability	275,616	227,267	245,167	278,432	239,489	249,886
Privision for contingencies	76,790	65,587	84,822	77,100	65,675	84,822
Complementary security fund	25,881	26,162	29,162	25,881	26,162	29,162
Resources for capital increase	724,125	430,144	94,576	728,835	449,064	94,576
Use public property	18,060	14,859	13,530	35,868	30,645	27,524
Other liabilities	4,271	3,312	3,992	17,547	13,032	6,751
	2,688,367	1,756,667	1,242,138	3,765,352	2,589,511	1,509,453

Stockholders’ Equity
Social Capital	1,577,686	1,245,042	1,245,042	1,577,686	1,245,042	1,245,042
Income reserve	1,050,711	1,046,641	1,014,531	1,050,711	1,046,641	1,014,531
Adjustment of asset evaluation	(50,005)	(21,496)	(9,928)	(50,005)	(21,496)	(9,928)
Additional proposed dividends	57,991	140,778	68,063	57,991	140,778	68,063
Accumulated income	-	13,768	26,067	-	13,768	26,067
	2,636,383	2,424,733	2,343,775	2,636,383	2,424,733	2,343,775
Non-controlling participacion	-	-	-	(31)	-	-
Total Liabilities and Stockholders’ Equity	5,826,239	4,691,829	4,052,084	7,050,563	5,617,726	4,356,555

93

Marketletter – December 2010

Statement of Income for the period ended on December 31
(R$ thousand)

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Net Operating Revenue	794,523	819,679	1,066,995	957,074
Cost of service
Cost of service of electric energy transmission	(210,836)	(176,527)	(216,786)	(192,802)
Personnel	(171,954)	(141,446)	(172,573)	(141,800)
Material	(7,686)	(7,177)	(7,695)	(7,539)
Third party services	(27,043)	(22,618)	(33,309)	(35,461)
Provision for credits of questionable liquidation	(547)	(577)	(547)	(577)
Others	(3,606)	(4,709)	(2,662)	(7,425)
Cost of service rendered to third parties	(14,121)	(9,421)	(14,121)	(9,421)
Personnel	(8,639)	(5,869)	(8,639)	(5,869)
Material	(54)	(181)	(54)	(181)
Third party services	(5,294)	(3,314)	(5,294)	(3,314)
Others	(134)	(57)	(134)	(57)
Other costs	(150,973)	(199,768)	(358,093)	(226,254)
Construction custs	(108,330)	(193,852)	(315,450)	(220,338)
Electric energy purchased for resale	(27,324)	-	(27,324)	-
Provision for losses on onerous contract	(15,319)	(5,916)	(15,319)	(5,916)
	(375,930)	(385,716)	(589,000)	(428,477)
Gross Operating Income	418,593	433,963	477,995	528,597
Operating Expense
Administrative and general expenses	(185,850)	(115,197)	(196,334)	(123,103)
Personnel	(120,832)	(84,089)	(126,357)	(86,567)
Material	(3,021)	(2,350)	(3,322)	(2,494)
Third party services	(28,074)	(20,735)	(31,606)	(24,881)
Depreciation and amortization	(2,391)	(2,541)	(2,428)	(2,547)
Supervision tax – ANEEL	(4,020)	(3,277)	(4,160)	(3,621)
Reversion/Provision for contingencies	(16,778)	14,766	(16,778)	14,766
Special retirement complement / actuarial liability	(3,262)	(2,637)	(3,262)	(2,637)
Others	(7,472)	(14,334)	(8,421)	(15,122)
Result of Service	232,743	318,766	281,661	405,494
Shareholding participation result	32,505	42,853	-	-
Financial result	(6,265)	(32,599)	(21,724)	(54,818)
Financial reveneus	174,287	97,802	178,669	111,062
Financial expenses	(180,552)	(130,401)	(200,393)	(165,880)
Others revenues (expenses)	(139,453)	(5,453)	(132,689)	(11,504)
Operational Income	119,530	323,567	127,248	339,172
Income tax and social contribution - currents	(5,928)	(57,105)	(13,770)	(70,488)
Income tax and social contribution - deferreds	(15,719)	(29,122)	(15,725)	(31,181)
Net income before participations	97,883	237,340	97,753	237,503
Income participation - Employees / Administrators	(30,260)	(22,901)	(30,221)	(23,064)
Net income for the period	67,623	214,439	67,532	214,439
Basic and diluted income per common share	1.38	5.02	1.38	5.02

94

Marketletter – December 2010

Cash Flow for the period ended on December 31
(R$ thousand)

	Parent Company		Consolidated
	12.31.2010	12.31.2009	12.31.2010	12.31.2009
Operating Activities
Income before income tax, social contribution and participations	119,530	323,567	127,248	339,172
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(286,822)	(343,540)	(341,827)	(391,930)
Amortization from financial assets	374,671	435,900	433,351	483,084
Depreciation and amortization	2,391	2,541	2,428	2,547
Amortization of investment fees	20,526	16,155	20,526	16,155
Monetary varitation	(37,928)	30,681	(38,340)	16,748
Financing charges	47,977	347	54,353	31,770
Equity method result	(32,505)	(42,852)	-	-
Present value adjustment	5,896	18,231	5,896	18,231
Reduction in recoverable value of assets (Impairment)	135,138	-	135,138	-
Losses in permanent assets	4,316	5,453	4,316	10,388
Provision for contigencies	16,160	(14,945)	16,382	(14,857)
Provision for credits of questionable liquidation	547	577	547	577
Special retirement complement/ actuarial liability	2,037	2,632	2,037	2,632
Other	(12,140)	(4,123)	(24,755)	(1,576)
Sub total	240,264	107,057	270,052	173,769
Variations of operating asset
Consumers, concessionaires and affiliates	(2,898)	(11,961)	(3,545)	(15,136)
Debtors	(27,237)	(3,114)	(27,479)	(62,263)
Deactivations, sales of assets and services in course	(9,263)	(2,840)	(9,429)	(2,840)
Taxes to compensate	46,836	72,585	24,505	66,650
Deferred fiscal asset	(64,068)	(15,836)	(64,068)	(15,836)
Stored materials	(4,056)	322	(4,056)	322
Colateral, deposits and funds linked	(51,309)	547	(51,309)	547
Other credits	(4,226)	5,315	(8,238)	4,983
Sub total	(116,221)	45,018	(143,619)	(23,573)
Variations of operating liability
Suppliers	46,642	6,892	48,109	1,437
Loans and financing	215,007	-	215,007	-
Payment-roll	3,236	8,932	3,403	9,025
Income participation	(22,423)	(22,353)	(22,423)	(19,390)
Taxes and social contributions	22,242	46,544	21,235	46,163
Deferred fiscal liability	48,349	(20,133)	48,024	(20,133)
Estimated obligations	(7,441)	(86,022)	(7,401)	(79,303)
Complementary pension fund	8,468	7,935	8,468	7,935
Research and development	5,144	347	5,144	347
Other liabilities	6,980	(2,510)	554	3,757
Sub total	326,204	(60,368)	320,120	(50,162)
Operating activities cash	569,777	415,274	573,801	439,206
Financial charges paid	(92,996)	(52,443)	(100,723)	(61,109)
Financial charges receivable	4	18	4	18
Income tax and social contribution paid	(102,583)	(88,267)	(106,283)	(91,532)
Legal deposits	(10,225)	(6,028)	(10,225)	(6,028)
Caixa líquido das atividades operacionais	363,977	268,554	356,574	280,555
Investment Activities
Loans and financing granted – receivable	132	175	132	175
Renegotiated energy credit - receivable	117,514	102,983	117,514	102,983
Financing asset	(497,556)	(290,050)	(631,754)	(319,091)
Financial applications/Deposits linked	-	-	(40,572)	(43,460)
Property	(524,926)	(277,628)	(1,102,082)	(628,985)
Intangible	(8,878)	(113,375)	(10,266)	(118,364)
Equity participation	(361,858)	(329,039)	-	(152,869)
Write-off of fixed assets	13,081	2,256	13,081	2,256
Write-off of equity participation	191,245	-	191,245	-
Redemption of bonds	1,609	-	26,428	-
Dividends received	7,936	20,304	-	-
Total of Investment Activities	(1,061,701)	(884,374)	(1,436,274)	(1,157,355)
Financing Activities
Loans and financing obtained	336,081	252,328	795,415	682,412
Resources for capital increase	626,625	335,567	669,015	335,567
Loans and financing –principal payment	(55,519)	(49,350)	(77,931)	(114,181)
Shareholders remuneration payment	(213,601)	(142,393)	(227,097)	(142,430)
Special installment – Law 10,684/03	(18,633)	(18,633)	(18,633)	(18,633)
Complementary pension fund payment	(10,470)	(8,686)	(10,470)	(8,686)
Total of Financing Activities	664,483	368,833	1,130,299	734,049
Increase (decrease) in cash and cash equivalent	(33,241)	(246,987)	50,599	(142,751)
Cash and cash equivalent – beginning of period	168,801	415,788	308,186	450,937
Cash and cash equivalent – end of period	135,560	168,801	358,785	308,186

95

Marketletter – December 2010

Market Data

Extension of transmission lines (km) – 12/31/10

Concession Area	Extension (km)	Tension	Operation	End of concession
Areia --Bateias	220.3	525	Jun/00	7/7/2015
Areia --Campos Novos	176.3	525	Sept/82	7/7/2015
Areia - -Curitiba	235.2	525	Jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	May/82	7/7/2015
Areia - -Segredo	57.8	525	Aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	Dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	Jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	Dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	Dec/01	7/7/2015
Caxias - -Itá	256.0	525	Feb/02	7/7/2015
Curitiba --Bateias	33.5	525	Jun/00	7/7/2015
Itá – Nova Santa Rita	314.8	525	Apr/06	7/7/2015
Gravataí – Nova Santa Rita	29.0	525	Apr/06	7/7/2015
Itá - -Machadinho	64.6	525	Jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	Sept/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	Apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	May/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Sept/82	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.8	525	Feb/92	7/7/2015
Ivaiporã ELETROSUL - Ivaiporã FURNAS	0.7	525	Jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	Aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	Jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	Sept/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	Aug/81	7/7/2015
Blumenau - Biguaçu	91.0	525	Sept/06	3/3/2035
Biguaçu – Campos Novos	268.00	525	Sept/06	3/3/2035
Sub-Total 525 kV	2,945.5
Anastácio - Dourados	210.9	230	Aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	Oct/76	7/7/2015
Areia - Salto Osório	160.5	230	Jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	Jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sept/81	7/7/2015
Biguaçu – Desterro	56.6	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	Oct/08	7/7/2015
Blumenau –Jorge Lacerda B	116.4	230	Jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	Jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	Jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	Mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sept/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	Jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	Nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	Nov/76	7/7/2015
Curitiba -Joinville	99.7	230	Jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	Jul/90	7/7/2015
Dourados -Guaíra	226.5	230	Nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	Oct/05	7/7/2015
Monte Claro – Passo Fundo	211.5	230	Sept/04	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sept/04	7/7/2015
Farroupilha -Monte Claro2	31.0	230	Sept/04	7/7/2015
Monte Claro – Nova Prata	30.9	230	Sept/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	Jul/79	7/7/2015
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	7/7/2015
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	7/7/2015
Londrina(ESUL) - Assis	156.6	230	May/05	7/7/2015

96

Marketletter – December 2010

Londrina(ESUL) - Maringá	95.1	230	May/05	7/7/2015
Londrina - Apucarana	40.4	230	Apr/88	7/7/2015
Londrina ELETROSUL - Londrina COPEL	31.6	230	Apr/88	7/7/2015
Atlândida 2 - Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	7/7/2015
Presidente Médice/Santa Cruz	237.4	230	Jan/10	3/16/2038
Passo Fundo - Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo - Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	7/7/2015
Passo Fundo - Passo Fundo 2	0.45	230	May/73	7/7/2015
Salto Osório - Pato Branco	85.9	230	Dec/79	7/7/2015
Salto Osório - Xanxerê	162.0	230	Oct/75	7/7/2015
Salto Osório - Salto Osório	2.2	230	Nov/75	7/7/2015
Siderópolis - Lajeado Grande	121.9	230	Sept/03	7/7/2015
Lajeado Grande - Caxias 5	65.6	230	Oct/05	7/7/2015
Xanxerê - Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville - Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015
Sub-Total 230 kV	5,150.5
Blumenau - -Ilhota	40.2	138	Oct/88	7/7/2015
Campo Grande - Mimoso	108.3	138	Oct/83	7/7/2015
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	7/7/2015
Biguaçu – Florianópolis	19.5	138	Feb/02	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Campo Grande - Mimoso	108.3	138	Sept/83	7/7/2015
Dourados das Nações - Ivinhema	94.7	138	Dec/83	7/7/2015
Eldorado - Guaíra	16.9	138	Oct/83	7/7/2015
Florianópolis - Itajaí Fazenda	71.1	138	Oct/90	7/7/2015
Florianópolis - Palhoça 1	9.6	138	Nov/83	7/7/2015
Florianópolis - Palhoça 2	9.6	138	Nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	Oct/89	7/7/2015
Ilhota - Picarras	14.8	138	Apr/94	7/7/2015
Ilhota - Itajaí 1	7.9	138	Mar/02	7/7/2015
Ilhota - Itajaí 2	7.9	138	Jan/02	7/7/2015
Ilhota - Joinville	75.8	138	Jan/67	7/7/2015
Itajaí - Camboriú Morro do Boi	13.3	138	Feb/02	7/7/2015
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	7/7/2015
Ivinhema - Porto Primavera	91.0	138	Mar/82	7/7/2015
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	7/7/2015
Jorge Lacerda A - Palhoça	108.6	138	Nov/83	7/7/2015
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	7/7/2015
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	7/7/2015
Jupiá - Mimoso	218.7	138	Apr/92	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Jupiá - Mimoso	218.7	138	Jan/82	7/7/2015
Palhoça - Imbituba	74.0	138	Nov/83	7/7/2015
Anastácio - Aquidauana	11.1	138	Nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	Nov/06	7/7/2015
Sub-Total 138 kV	1,841.2
Conversora de Uruguaiana --Passo de Los Libres	12.5	132	Sept/94	7/7/2015
Salto Osório - -Salto Santiago	56.2	69	Oct/78	7/7/2015
Sub-Total (132 e 69 kV)	68.7
Total general	10,005.9

Main investments - R$ million

Project	4th qrt/10	2010
Transmission
Expansion of South transmission system	21.3	95.7
Maintenance of electric energy transmission system	4.5	10.7
Generation
Installation of Hydro Complex São Bernardo	20	44.8
Installation of Hydro Complex São João	44.7	120
Installation of Hydro Plant Maua	99.1	247.6
Installation of Hydro Complex São Domingo	59.6	98.7
Installation of Hidro Complex Alto do Serra	0.2	1.2
Studies to increase the electric energy generation	0	0.3
Other	5.8	8.9
Total	255.2	627.9

97

Marketletter – December 2010

New Investment

Generation

Project	State Venue	Total of Investment R$ million	Install Capacity - MW	Assured Energy - MW	Beginning operation	Beginning construction	End concession
PEU P. São João	RS	584.65	77.00	39.0	2011	2007	2041
PEU São Domingos	MS	369.86	48.00	36.9	2012	2009	2037
SHU Barra do Rio Chapéu	SC	120.78	15.15	8.61	2011	2008	2034
SHU João Borges	SC	134.12	19.00	10.12	2012	2010	2035

Transmission

Project	State Venue	Total of Investment – R$ million	Extension of lines - KM	Beginning operation	End of concession
SE Siderópolis - expansion J – 230/69 kV	SC	9.26		Anticipated 09/30/2011	7/7/2015
SE Joinville - expansion J – 230 kV	SC	3.95*		Anticipated 09/26/2011	7/7/2015
SE Xanxerê - expansion I – 230/138 kV	SC	13.21		Anticipated 09/26/2011	7/7/2015
SE Dourados - expansion F – 230/138 kV	MS	5.22		Anticipated 11/26/2011	7/7/2015
TL Itajaí Fazenda – Florianópolis – 138 kV	SC	6.13	3.6	anticipated 05/26/2011	7/7/2015
SE Canoinhas - expansion E - 230/138 kV 150 MVA	SC	9.80*	3.6	Anticipated 09/23/2011	7/7/2015
SE Biguaçu – expansion “D”525/230kV- 672MVA	SC	26.99*		Anticipated 02/19/2012	3/3/2035
SE Biguaçu – expansion “F”230/69 kV-150 MVA	SC	10.53		Anticipated 11/11/2012	7/7/2015
SE Tapera 2 – expansion “A” 230/69 kV-83 MVA	RS	14.17		Anticipated 11/11/2012	7/7/2015
SE Joinville GM	SC	5.61		Anticipated 11/11/2012	7/7/2015
Seccionamento da LT 138 Kv Joinville - Ilhota	SC	1.85	1.25	Anticipated 11/11/2012	7/7/2015
SE Curitiba - expansion "K" - 230 Kv	PR	1.14		Anticipated 10/11/2011	7/7/2015
*Due to contracts signed with discounts and changes in the investments, the amounts budgeted in the previous quarter were greater than those informed in this quarter

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
ELETROBRAS	773,784	12/30/2038	EUROS*
BRDE	35,035	05/15/2019	REAL
BNDES	468,228	01/15/2028	REAL
BANCO DO BRASIL	219,772	01/15/2028	REAL

•          Exchage corresponds to the contract date

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	2016	After 2017
	88	120	119	114	114	105	837

98

Marketletter – December 2010

Partnerships

Transmission

SPC/ Consortium	Object	Partic. %	Enterprise Value R$ million	Partnership		In operation
				Partners	%	Yes	No
Ártemis	TL (S. Santiago (PR)-Ivaporã-Cascavel (PR)) - 525 kV with 476 km	49.0	310	Cymi Holding S/A	51.0	X
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)) - 230 kV with 174 km	27.4	116	Transmissora Aliança	52.6	X
				CEEE	10.0	X
				DME Energética	10.0	X
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR)) – 525 kV with 122 km	49.0	107	Cymi Holding S/A	51.0	X
RS Energia	TL (Campos Novos (SC) – Nova Santa Rita (RS)) – 525 kV with 260 km. SE Caxias 6 in 230/69 kV – 330 MVA, SE Ijuí 2 in 230/69 kV – 166 MVA, SE Nova Petrópolis 2 in 230/69 kV – 83 MVA, SE Lajeado Grande in 230/138 kV – 75 MV. TL (SE Monte Claro (RS)) – (SE Garibaldi (RS)) - 230 Kv with 33 Km.	100.0	363
						X
Norte Brasil	TL Collector Porto Velho (RO) – Araraquara 2 (SP), in CC, + 600 kV with 2,375 km	24.5	1,787.17	Eletronorte	24.5		X
				Abengoa Brasil	51.0
Porto Velho	TL Collector Porto Velho – Porto Velho (RO) with 17.3 km. Substation Colector Porto Velho 500/230 kV. Two Converting Station CA/CC/CA Back to Back in 400 MW.	100.0	536				X

Generation

SPC/ Consortium	Object	Instaled Capacity	Guaranteed Energy MW	Partic. %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession
						Partners	%
ESBR Participações S/A	HEU JIRAU	3.300 MW	1,975.3 MW	20.0	11.056	SUEZ CHESF Camargo Corrêa	50.1 20.0 9.9	2013(1)	2009	2043
Consórcio Energético Cruzeiro do Sul	HEU Mauá	361 MW	197.7MW	49.0	1.215	COPEL	51.0	2011	2008	2042
Eólica Cerro Chato I S/A	Parque Eólico Coxilha Negra V	30 MW	11 MW	90.0	135	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato II S/A	Parque Eólico Coxilha Negra VI	30 MW	11 MW	90.0	135	Wobben	10.0	2012(2)	2010	2045
Eólica Cerro Chato III S/A	Parque Eólico Coxilha Negra VII	30 MW	11 MW	90.0	135	Wobben	10.0	2012(2)	2010	2045
(1) Anticipated for 2012.

(2) Anticipated for 2011.

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total
431	340	83	0	417	334	1,605

99

Marketletter – December 2010

Department	Number of employees
Field	864
Investment	152
Administrative	589

Complementary work force – 12/31/10

Other
8

100

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	12.31.2010	12.31.2009	01.01.2009
Current Assets
Cash and banks	15,093	24,560	2,182
Open-market applications	33,651	10,014	36,173
Concessionaires	141,135	24,261	23,188
(-) Provision for credits of questionable liquidation	-	(183)	(171)
Taxes to recover	19,547	6,791	8,230
Acquisition of fuel to be recovered - Energetic development account - CDE	5,745	3,194	3,854
Stored materials	56,623	46,540	35,112
Expenses paid in advance	1,883	1,655	1,727
Other credits	1,690	1,110	1,223
	275,367	117,942	111,518

Non-Current Assets
Taxes to recover	3,002	3,539	4,915
Deposits linked to legal suits	5,709	5,367	5,961
	8,711	8,906	10,876
Property, plant and equipment
In service-net	225,052	230,764	197,752
In course	1,291,008	882,575	531,279
	1,516,060	1,113,339	729,031
Intangibles
In service – net	1,450	2,841	4,235
In course - net	259	137	-
	1,709	2,978	4,235
	1,526,480	1,125,223	744,142
Total Assets	1,801,847	1,243,165	855,660

101

Marketletter – December 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	12.31.2010	12.31.2009	01.01.2009
Current Liabilities
Suppliers	138,265	87,734	76,981
Payment-roll	5,181	4,255	4,149
Taxes and social contributions	17,701	10,539	7,582
Proposed dividens	8,244	-	-
Loans and financing	87,718	62,005	-
Consumer charges to be collected	1,421	2,240	2,514
Estimated obligations	13,014	9,615	7,424
Provision for early retirement	531	709	1,050
Provision for contingencies	11,844	13,227	10,033
Provision for research and development	6,146	3,397	3,477
Others	762	977	499
	290,827	194,698	113,709

Non-Current Liabilities
Loans and financing	832,488	719,694	574,138
Provision for early retirement	447	829	1,288
Retirement plan	-	-	2,214
Resources for capital increase	324,000	38,850	-
	1,156,935	759,373	577,640

Stockholders’ Equity
Social Capital	337,877	868,721	868,721
Shares held in treasury	-	(91)	(91)
Income reserves	26,469	-	-
Capital Reserves	-	4,436	4,436
Actuarial valuation	(10,261)	(3,434)	-
Accrued losses		(580,538)	(708,755)
	354,085	289,094	164,311
Total Liabilities and Stockholders’ Equity	1,801,847	1,243,165	855,660

102

Marketletter – December 2010

Statement of Income for the period ended on December 31
(R$ thousand)

	2010	2009
Gross Operating Revenue
Supply of electric energy	590,193	212,317
Other revenues - rents	46	43
	590,239	212,360
Deductions to Operating Revenue
Consumer charges	(11,981)	(8,265)
Tax and social contribution	(50,960)	(14,493)
	(62,941)	(22,758)
Net Operating Revenue	527,298	189,602
Cost of service of electric energy
Electric energy purchased for resale	(304,455)	(100,597)
Charges on the use of electric grid	(23,542)	(10,142)
	(327,997)	(110,739)
Operating cost
Personnel	(57,581)	(47,134)
Pension plan	(3,236)	(3,252)
Material	(9,065)	(11,518)
Raw material for production of electric energy	(100,317)	(90,111)
(-) Expense recuperation – fuel subvention	83,017	81,497
Third party services	(23,791)	(27,037)
Depreciation and amortization	(36,379)	(41,430)
Other expenses	3,090	(5,051)
	(144,262)	(144,036)
Gross operating result	55,039	(65,173)
Administrative expenses
Personnel	(21,301)	(20,527)
Pension plan	(595)	(625)
Depreciation and amortization	(1,884)	(1,957)
Other general and administrative expenses	(6,905)	(4,683)
Service result	24,354	(92,965)
Impairment reversion	15,042	61,552
Depreciation of assets portion of Impairment	2,767	13,410
Other operating revenues (expenses)	1,938	1,299
Other operating revenues (expenses	19,747	76,261
RECEITAS (DESPESAS) FINANCEIRAS
Financing revenues
Income from financial investments	3,041	1,371
Net monetary variation	6,601	147,845
Interest and penalties	1,524	892
	11,166	150,108
Financing expenses
Debt charges	(5,621)	(4,229)
Other financial expenses	(4,387)	(958)
	(10,008)	(5,187)
Financing result	1,158	144,921
Income before income tax and social contribution	45,259	128,217
Social contribution	(1,097)	-
Income tax	(2,950)	-
Net income for the period	41,212	128,217
Shares at end of year (in thousands)	1,273,193	1,126,948
Income per 1,000 shares (R$)	33.31	113.79

103

Marketletter – December 2010

Cash Flow for the period ended on December 31
(R$ thousand)

	2010	2009
Operating Activities
Net income (loss) for the period	41,212	128,217
	41,212	128,217
Adjustments for:
Depreciation and amortization	36,870	41,994
Intangible amortization	1,393	1,393
Loss on sale of fixed assets and IFRS Adjustments	(5,661)	(142,993)
Intangible sale - loss (gain)	2	-
Open-market revenues	(3,041)	(1,371)
Provision for credits of questionable liquidation	(183)	12
Monetary variation and interest - expenses	(21,213)	(168,109)
Adjustment to the recoverable value of assets	(17,809)	(74,962)
Actuarial income (losses)	(6,827)	(3,434)
	(16,469)	(347,470)
Variations:
(Increase) / decrease in open-market	(20,595)	27,530
(Increase) / decrease in receivables	(116,874)	(1,073)
(Increase) / decrease in stored equipment	(10,083)	(11,428)
(Increase) / decrease in refundable taxes	(12,220)	2,815
(Increase) / decrease in law suit deposits	(343)	595
(Increase) / decrease in other assets	(3,359)	844
(Increase) / decrease in suppliers	50,532	10,752
(Increase) / decrease in wages and social contributions	926	106
(Increase) / decrease in payable taxes	7,163	2,957
(Increase) / decrease in other liabilities	5,113	2,316
(Increase) / decrease in provisions for contingencies	(1,383)	3,194
(Increase) / decrease in provisions for early retirement	(560)	(3,014)
	(101,683)	35,594
Operating activities – net cash	(76,940)	(183,659)
Investment Activities
Acquisition of property, plant and equipment asset	(416,124)	(208,346)
Acquisition of intangible asset	(123)	(137)
Investment Activities – net cash	(416,247)	(208,483)
Financing activities
Resourse for capital increase	324,000	38,850
Incoming loans	220,611	375,670
Loans and financing - amortization	(60,891)	-
Financing activities- net cash	483,720	414,520
Net increase (decrease) in cash and cash equivalents	(9,467)	22,378
Initial cash balance	15,093	24,560
Final cash balance	24,560	2,182
Net increase (decrease) in cash and cash equivalents	(9,467)	22,378

104

Marketletter – December 2010

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh		Beginning operation	End concession
			4th qrt/10	2010
P. Médici (Candiota)	446	251,500	290,360.104	842,800.308	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12,600	11,692.798	45,398.983	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100	0.000	0.000	02/1968	07/07/2015

Energy Generated - MWh	4th qrt/10	2010
Guaranteed Energy	302,052.902	888,199.291
Above guaranteed energy	0.000	0.000
Total	302,052.902	888,199.291

Electric energy purchased for resale

	4th qrt/10		2010
	R$ million	MWh	R$ million	MWh
Eletrobras System	92	757,125.000	279	2,829,341.000
Other	14	99,032.812	47	771,716.776
Total	106	856,157.812	326	3,601,057.776

Energy sold

Type of sale	4th qrt/10		2010
	R$ million	MWh	R$ million	MWh
Through auction and initial contracts	151	1,108,536.879	584	4,373,956.49
Eletrobras System	3	16,492.744	9	63,932.292
Other	148	1,092,044.135	575	4,310,024.198
Through contracts on the free market or bilateral contracts	6	89,538.367	6	89,538.367
Eletrobras System
Other	6	89,538.367	6	89,538.367
Total	157	1,198,075.246	590	4,463,494.86

Fuel for production of electric energy

		4th qrt/10		2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Coal	Ton	370,618.212	21,739,601.297	1,142,227.080	68,434,584.427
Fuel Oil	Kg	9,432,530.000	11,065,915.450	28,862,240.000	31,647,135.540
Diesel	L	11,400.000	18,757.620	142,320.000	235,717.61

TOTAL

		9,814,548.212	32,824,274.367	30,146,787.080	100,317,437.577

Losses in generation – %

4th qrt/10	2010
1.71	3.35

Average tariff – R$/MWh

4th qrt/10	2010
130.67	132.23

Main investments - R$ million

Project	4th qrt/10	2010
Generation	115	416
Maintenance of Generation System- MSGEE	0	6
FASE C - Implantation	80	327
Environmental Adaptation	0	0
Fase A/B UPME – Adaptation revitalization	35	83
Other	0	1
Maintenance and adaptation - technology	0	1
Total	115	417

105

Marketletter – December 2010
New Investment Generation
Project	State	Total of Investment – R$ million	Install Capacity MW	Assured Energy MW	Beginning operation	End of concession
Candiota III (Fase C)	RS	1,189	350	303.5	01/03/2011	2024

Loans and financing – R$ million

Creditor	12/21/2010	Due data	Currency
ECR 280/06 281M	269	12/20/2021	USD
ECR 280/06 149M	126	06/20/2016	USD
ECR 280/07 A	101	12/20/2022	R$
ECF 2796/2009	93	12/30/2016	R$
ECF 2763/2009	4	11/30/2011	R$
ECF 2806/2010	2	07/30/2012	R$
ECF 2823/2010	10	07/30/2012	R$
ECF 2863/2010	51	09/30/2012	R$

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	88	131	85	85	104	428

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,787,063	1,202,748	1,062,864	499,320	499,320	499,320	499,320
R$ million	320	138	118	39	45	49	49

Energy Sales Contracts

Regulated Environment	2011	2012	2013	2014	2015	After 2015
MWh	4,077,780	3,785,904	3,775,560	3,775,560	3,775,560	2,864,520
R$	590	587	615	646	678	588

Bilateral contracts	2011	2012	2013	2014	2015	After 2015
MWh	372,300	604,440	0.00	0.00	0.00	0.00
R$	47	81	0	0	0	0

Number of employees – on 12/31/10

Employees	Directors	Attachés
690	03	08

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total
259	67	31	02	272	59	690

Department	Number of employees
Field	555
Administrative	135

Complementary work force – on 12/31/10

Contracted	Quantity
Drivers	14
Security Services	138
Janitorial and receptionist services	78
Total	230

106

Marketletter – December 2010	Distribution Companies

The table below represents the main indices of the distribution companies in 2010:

													R$ million
	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Amazonas Energia	0.816	0.660	0.733	0.577	0.943	1.049	16.444	(21.478)	(0.865)	(0.117)	(3.479)	0.879	(0.412910)	0.141266
Distribuição Acre	0.845	1.200	1.305	0.705	0.692	1.261	2.242	(4.834)	(0.060)	0.049	(0.156)	(0.164)	(0.092871)	0.164454
Distribuição Alagoas	0.845	1.200	1.305	0.705	0.692	1.261	2.242	(4.834)	(0.060)	0.049	(0.156)	(0.164)	(0.092871)	0.164454
Distribuição Piauí	1.109	1.426	0.695	0.367	1.250	2.301	(4.994)	(1.768)	(0.078)	(0.195)	0.335	0.124	(0.000197)	(0.000095)
Distribuição Rondônia	1.314	1.394	1.143	0.413	0.790	2.076	3.767	(1.929)	0.007	(0.015)	0.018	0.011	0.027537	0.035488
Distribuição Roraima	0.357	0.399	0.673	0.893	1.364	0.930	(3.751)	13.222	(0.890)	0.018	1.191	0.143	(0.329121)	(0.029634)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)

(2) (Current liabilities + Non-current liabilities) / Total assets

(3) Net income / Net operational revenues

107

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	12.31.2010	12.31.2009	01.01.2009
Current Assets
Cash and banks	68,189	25,643	73,726
Consumers and concessionaires	479,519	548,161	442,121
Provision for credits of questionable liquidation	(161,813)	(279,831)	(219,261)
Debtors	40,614	29,629	39,493
Taxes and social contributions to compensate	25,788	11,053	5,481
Stored materials	12,140	31,051	10,150
Refunding of fuel - ISOL - Law 12.111/09	1,613,228	484,647	-
Expenses paid in advance	1,715	860	1,529
Other credits	742	477	10,587
	2,080,122	851,690	363,826

Non-Current Assets
Associated, Subsidiaries, Holding co,	64	223	513
Taxes and social contributions to compensate	1,135,138	1,290,521	1,162,523
Deposits linked to legal suits	70,582	32,150	4,491
Debtors	3,804	4,357	8,888
Financial asset - concession	1,253,299	989,250	794,136
Other credits	9,070	9,070	-
	2,471,957	2,325,571	1,970,551

Investment	7,670	7,670	7,670
Property, plant and equipment	139,540	127,499	135,990
Intangible	1,892,789	1,939,077	2,256,959
	4,511,956	4,399,817	4,371,170
TOTAL DO ATIVO	6,592,078	5,251,507	4,734,996

108

Marketletter – December 2010

Liabilities and Stockholders’ Equity	12.31.2010	12.31.2009	01.01.2009
Current Liabilities
Suppliers	2,086,764	914,714	392,176
Payment-roll	7,184	7,275	3,946
Debt charges	7	-	873
Loans and Financing	85,517	92,300	228,125
Leasing to pay	120,485	108,827	106,435
Regulatory taxes	12,411	1,489	7,690
Taxes and social contributions	72,906	59,676	42,829
Estimated obligations	20,515	15,907	18,930
Installments	73,842	68,449	63,904
Other payable accounts	69,370	20,832	41,155
	2,549,001	1,289,469	906,063

Non-Current Liabilities
Loans and financing	413,546	271,034	1,039,142
Leasing to pay	1,694,547	1,639,448	1,685,071
Actuarial liability - CVM 600	-	126	277
Provisions for Contingencies	110,483	96,194	123,495
Fuel consumption account – CCC	1,020,252	435,548	804,189
Taxes and social contributions	-	-	8,095
Installments	88,620	149,304	199,481
Resources for capital increase	57,266	1,573,797	-
Other payable accounts	25,030	20,232	-
Onerous Contract Concession	255,511	32,892	-
	3,665,255	4,218,575	3,859,750

Stockholders’ Equity
Social Capital	4,330,917	2,381,558	2,381,558
Other comprehensive income	(884)	(510)	(277)
Accumulated losses	(3,952,124)	(2,637,498)	(2,412,098)
	377,909	(256,450)	(30,817)
Total Liabilities and Stockholders’ Equity	6,592,078	5,251,507	4,734,996

109

Marketletter – December 2010

Statement of Income for the period ended on December 31

(R$ thousand)

	2010	2009
Net revenue	1,519,894	1,919,068
Service cost	(1,621,806)	(1,241,453)
Gross income (loss)	(101,912)	677,615
Sales expenses	(95,620)	(113,050)
General and administrative expenses	(171,224)	(206,429)
Other net revenues (expenses)	(507,548)	(259,262)
Income (loss) before financial result and taxes	(876,304)	98,874
Financial revenues	191,887	62,393
Financial expenses	(630,209)	(386,667)
Financial result	(438,322)	(324,274)
Income (loss) before taxes	(1,314,626)	(225,400)
Income (loss) per 1,000 shares	(0.21)	(0.13)

110

Marketletter – December 2010

Market data

Energy generated

Plant	Installed	Energy generated - MWh		Beginning operation	End concession
	Capacity - MVA	4th qrt /10	2010
PARINTINS	27.6	24,262	91,585	12/23/65	Undefined
ITACOATIARA	33.15	14,187	58,479	9/3/66	Undefined
MANACAPURU	30.18	24,024	89,496	1/28/67	Undefined
BARREIRINHA	3.8	2,180	8,673	6/13/67	Undefined
COARI	20.8	17,222	65,880	9/29/67	Undefined
MAUÉS	11.26	8,337	31,877	12/13/67	Undefined
HUMAITÁ	13.17	10,044	38,836	7/22/68	Undefined
URUCARÁ	6.17	2,841	11,105	6/17/68	Undefined
BENJAMIN CONSTANT	6.9	4,930	17,338	8/25/68	Undefined
TEFÉ	17.35	15,616	59,195	8/30/68	Undefined
MANICORÉ	7.67	5,374	20,551	5/15/69	Undefined
AUTAZES	4.82	4,676	17,519	6/20/69	Undefined
CODAJÁS	7	3,878	14,999	9/19/69	Undefined
EIRUNEPÉ	9.47	4,348	17,554	9/26/69	Undefined
NOVA OLINDA DO NORTE	6.52	4,327	16,278	10/15/69	Undefined
ATALAIA DO NORTE	1.28	906	4,357	3/4/70	Undefined
BARCELOS	5.15	3,157	12,238	7/21/70	Undefined
LÁBREA	9.12	5,645	21,448	8/17/70	Undefined
SÃO PAULO DE OLIVENÇA	3.91	2,105	8,177	1/5/71	Undefined
SANTO ANTÔNIO DO IÇÁ	3.4	2,532	9,646	1/6/71	Undefined
CARAUARI	7.43	4,247	16,140	1/7/71	Undefined
FONTE BOA	6.37	3,261	12,637	1/7/71	Undefined
BOCA DO ACRE	6.6	5,717	22,145	2/22/71	Undefined
SÃO GABRIEL DA CACHOEIRA	8.42	6,499	25,714	3/11/71	Undefined
ITAPIRANGA	3.06	2,071	7,499	10/12/71	Undefined
ANORI	4.23	2,355	9,177	10/13/71	Undefined
SILVES	2.55	1,162	4,304	10/13/71	Undefined
AUGUSTO MONTENEGRO	0.6	129	452	10/13/71	Undefined
NHAMUNDÁ	3.33	2,131	7,835	11/6/71	Undefined
TABATINGA	14.58	11,724	45,576	11/6/71	Undefined
NOVO ARIPUANÃ	5.87	3,586	13,324	6/1/72	Undefined
BORBA	6.68	4,090	15,629	5/1/72	Undefined
SANTA ISABEL DO RIO NEGRO	2.61	1,592	5,903	10/26/72	Undefined
JUTAÍ	4	2,523	9,497	5/1/72	Undefined
NOVO AIRÃO	6.032	2,898	10,471	7/8/73	Undefined
IPIXUNA	2.66	1,259	4,819	7/25/73	Undefined
ENVIRA	2.75	1,836	7,292	8/31/73	Undefined
CUCUÍ	0.42	166	676	10/15/73	Undefined
JAPURÁ	0.16	90	291	10/25/73	Undefined
MARAÃ	3.08	1,439	5,565	10/25/73	Undefined
JURUÁ	2.18	999	3,880	10/23/73	Undefined
TAPAUÁ	3.8	2,886	10,374	12/15/73	Undefined
CANUTAMA	2.23	1,336	5,150	12/18/73	Undefined
PAUINI	2.21	1,476	5,749	9/9/74	Undefined
CAREIRO	2.5	2,037	7,588	9/11/74	Undefined
AMATURÁ	1.45	948	3,731	11/4/74	Undefined
ESTIRÃO DO EQUADOR	0.432	112	485	12/20/74	Undefined
PALMEIRAS	0.424	111	442	12/23/74	Undefined
IPIRANGA	0.42	128	505	1/1/75	Undefined
VILA BITTENCOURT	0.574	182	635	12/24/75	Undefined
IAUARETÊ	0.73	512	1,672	4/1/75	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.85	1,534	5,389	4/1/75	Undefined
TONANTINS	2.58	1,737	6,622	4/1/75	Undefined
ALVARÃES	184	1,380	5,613	5/5/75	Undefined
BERURI	3.33	1,887	7,562	12/24/75	Undefined
CAAPIRANGA	2.06	1,164	4,494	1/20/75	Undefined
UARINI	1.6	1,283	5,138	2/4/76	Undefined
URUCURITUBA	2.93	1,668	6,337	1/20/75	Undefined
PEDRAS	0.57	265	957	8/15/76	Undefined
ANAMÃ	1.83	1,072	4,100	1/1/76	Undefined
ITAMARATI	2.18	898	3,350	2/20/76	Undefined
CASTANHO	12.05	8,620	32,773	12/20/79	Undefined
RIO PRETO DA EVA	7.29	6,479	19,571	6/10/04	Undefined

111

Marketletter – December 2010

LIMOEIRO	1.94	888	3,349	11/12/82	Undefined
BOA VISTA DO RAMOS	2.48	1,773	7,007	3/11/86	Undefined
MANAQUIRI	3.08	2,151	7,789	6/19/84	Undefined
CAVIANA	0.58	236	909	7/14/86	Undefined
CAMPINAS	0.438	121	522	7/15/86	Undefined
CAIAMBÉ	0.884	157	862	8/2/76	Undefined
MURITUBA	0.3	78	290	8/4/86	Undefined
APUÍ	6.99	3,461	13,294	9/25/86	Undefined
MOCAMBO	0.898	318	1,128	3/6/87	Undefined
BELÉM DO SOLIMÕES	0.648	334	1,168	3/12/87	Undefined
ITAPEAÇÚ	0.85	312	1,142	3/6/87	Undefined
CABORÍ	0.788	336	1,153	9/2/92	Undefined
CAMETÁ	0.612	269	1,051	9/28/92	Undefined
SACAMBÚ	0.448	141	646	12/23/92	Undefined
NOVO REMANSO	4.22	2,480	7,959	8/16/98	Undefined
TUIUÉ	0.718	203	760	9/5/98	Undefined
JACARÉ	0.34	200	802	8/23/98	Undefined
NOVO CÉU	1	735	2,650	8/26/98	Undefined
ZÉ AÇÚ	0.2	59	312	9/24/98	Undefined
VILA AMAZÔNIA	2.08	412	1,389	9/24/98	Undefined
AXINIM	0.66	195	768	10/1/98	Undefined
VILA URUCURITUBA	0.38	157	538	5/15/99	Undefined
ARARA	0.232	114	479	4/14/00	Undefined
FEIJOAL	0.428	172	758	2/18/00	Undefined
LINDOIA	1	622	2,186	7/1/00	Undefined
MOURA	0.52	138	476	4/14/04	Undefined
SANTANA	0.31	112	308	7/27/05	Undefined
SUCUNDURI	0.284	213	478	10/9/06	Undefined
ITAPURU	0.31	52	52	10/1/10	Undefined
BETÂNIA	0.14	174	591	7/17/06	Undefined
VILA DE MATUPÍ	1.17	1,002	3,514	8/10/06	Undefined
AUXILIADORA	0.468	127	333	10/9/06	Undefined
SANTA RITA WELL	0.62	369	1,205	11/26/06	Undefined
PARAUÁ	0.34	208	697	9/13/03	Undefined
BELO MONTE	0.24	84	205	10/9/06	Undefined
VILA DE ALTEROSA	0.14	84	232	10/9/06	Undefined
UHE Balbina	277.5	270,779	909,290	jan/89	03/01/27
UTE Aparecida	251.5	150,449	656,215	feb/84	Undefined
UTE Mauá	711.4	490,055	2,025,097	apr/73	Undefined
UTE Electron(*)	60	8,992	238,585	jun/05	Undefined
UT CO** Cidade Nova	20	30,501	81,504	8/13/08	Undefined
UT AS** São Jorge	50	80,638	196,252	2/11/08	Undefined
UT FO** Flores	80	111,663	485,767	8/16/08	Undefined
UTE Distrito	40	54,093	54,093	10/1/10	Undefined
UTE Iranduba	50	8,159	8,159	11/1/10	Undefined
Total	2,137.51	1,481,893	5,704,256

* Unit belongs to Eletrobras Eletronorte

Energy purchased for resale

	4th qrt /10	2010
MWh	686,032	2,426,909
R$ million	(85.5)	279.9

Energy sold

	4th qrt /10		2010
Distribuition	R$ million	MWh	R$ million	MWh
Residencial	126.3	350,238	476.1	1,317,610
Industrial	132.2	435,736	499.4	1,651,843
Commercial	96.3	250,137	367.4	945,273
Rural	2.8	13,236	9.8	46,231
Public power	46.7	122,830	170	443,403
Public lighting	5.6	28,923	22.7	115,958
Public service	12.9	50,103	50.6	195,962
Total	422.8	1,251,203	1,596.00	4,716,280

112

Marketletter – December 2010
Fuel for production of electric energy

		4th qrt /10		2010
Type	Metric Unit	Quantity	R$ million	Quantity	R$ million
Oil	Thousand litre	369,429	511.6	1,720,133	2,241.1

Losses - %

4th qrt /10		2010
Technical	Commercial	Technical	Commercial
1.8	39.5	2.1	40.3

Extension of transmission line – 12/31/10

Item	Line	Tension level Kv	Extension Km	Date of energization
1	MNSJ-LT4-01	69	7.335	4-Feb-01
2	MNMU-LT4-01	69	11.815	13-Oct-91
3	MNDI-LT4-01	69	4.684	13-Oct-91
4	MNDI-LT4-02	69	4.684	11-Nov-06
5	MNVO-LT4-01	69	1.160	13-Oct-91
6	MNVO-LT4-02	69	1.160	13-Oct-91
7	MNCC-LT4-01	69	6.112	26-Jul-92
8	MNSG-LT4-01	69	6.649	28-Sep-97
9	MNSG-LT4-02	69	7.277	12-Oct-97
10	MNFL-LT4-01	69	4.460	11-Feb-89
11	MNFL-LT4-02	69	4.581	18-Nov-01
12	MNFL-LT4-03	69	4.842	2-Dec-07
13	MNCD-LT4-01	69	7.463	1-Jan-96
14	MNSO-LT4-01	69	9.516	19-Mar-05
15	FLRE-LT04-01	69	1.469	30-Nov-08
16	REPN-LT04-01	69	4.515	30-Nov-08
17	FLPN-LT4-01	69	5.953	2-Dec-07
18	ADPN-LT4-01	69	8.610	15-Jul-83
19	ADSG-LT4-01	69	3.795	2-Feb-97
20	ADCC-LT4-01	69	3.994	23-Mar-05
21	ADEP-LI4-01	69	0.153	23-Nov-99
22	MUDI-LT4-01	69	7.480	30-Apr-77
23	MUDI-LT4-02	69	5.541	12-Apr-99
24	MUDD-LT4-01	69	4.122	29-Nov-97
25	MUDD-LT4-02	69	4.107	7-Mar-04
26	MUCC-LT4-01	69	9.388	6-Feb-05
27	MUCD-LT4-01	69	17.194	20-Aug-06
28	MUMG-LT4-01	69	0.533	22-Feb-04
29	MUMG-LT4-02	69	0.226	29-Feb-04
30	MUEP-LI4-01	69	0.200	7-Mar-04
31	MGSJ-LT4-01	69	8.922	9-Mar-04
32	MGCE-LI4-01	69	12.303	9-Jul-04
33	ETMU-LI4-01	69	0.357	1-Jan-81
34	DICE-LT4-01	69	7.723	17-Mar-96
35	DDCC-LT4-01	69	7.422	29-Nov-97
36	SGCC-LT4-01	69	3.980	2-Feb-97
37	SOSV-LT4-01	69	5.326	19-Mar-05
38	PSIB-LT4-01	69	18.043	17-Jun-06
39	FLAB-LI4-01	69	0.161	16-Mar-03

Item	Line	Tension level Kv	Extension Km	Date of energization
1	BACR-LT6-01	230	158.513	6-Nov-06
2	MNCR-LT6-01	230	22.704	6-Nov-06
3	RTFG-LI6-01	230	0.129	13-Sep-98
4	BAMN-LT6-02	230	180.344	9-May-89
5	BABA-LT6-01	230	0.590	20-Feb-89
6	BABA-LT6-02	230	0.635	15-Mar-89
7	BABA-LT6-03	230	0.635	24-Apr-89
8	BABA-LT6-04	230	0.680	13-Sep-89
9	BABA-LT6-05	230	0.680	24-Jul-89

113

Marketletter – December 2010

Capital:

DEC- Duration of interruptions - in hours

4th qrt /10	2010
14.59	47.36

FEC – Frequency of interruptions – Number of outages

4th qrt /10	2010
8.92	28.94

TMA – Average response time – in minutes

4th qrt /10	2010
224.23	166.47

Interior:

DEC- Duration of interruptions - in hours

4th qrt /10	2010
29.19	116.05

FEC – Frequency of interruptions – Number of outages

4th qrt /10	2010
28.3	114.87

TMA – Average response time – in minutes

4th qrt /10	2010
146.06	154.44

Global Eletrobras Amazonas Energia:

DEC- Duration of interruptions - in hours

4th qrt /10	2010
19.95	72.04

FEC – Frequency of interruptions – Number of outages

4th qrt /10	2010
16.03	59.82

TMA – Average response time – in minutes

4th qrt /10	2010
199.06	162.68

Average tariff – R$/MWh

4th qrt /10	2010
337.3	337.5

Main investments - R$ million

Project	4th qrt /10	2010
Distribution	129.6	316.9
Generation	53.7	146.1
Others	12.2	49.8
Total	195.5	512.8

114

Marketletter – December 2010

Loans and Financing – R$ million

Creditor	12/31/10	Due date	Currency
Eletrobras	499	12/2020	REAL

Contract obligations – 12/31/2010– R$ million
Loans and	2011	2012	2013	2014	2015	Após 2015
Financing	86	95	101	80	52	85

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	Após 2015
R$	848,932,428.02	950,889,637.48	995,817,361.93	1,039,415,518.48	1,086,723,069.08	1,136,184,016.67	4,067,597,058.05
MWh	2,601,648.73	2,601,648.73	2,679,120.00	2,671,800.00	2,671,800.00	2,671,800.00	8,915,921.77

Default – more than  120 days – on 12/31/10

Class	R$
Industrial	66,468,406
Residencial	14,851,457
Commercial	17,823,143
Others	39,663,583.98
Total	138,806,589.98

Number of employees – 12/31/10

Composition of employees by tenure (years)
Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
864	125	271	255	471	314	2,300

Department	Number of employees
Field	1,708
Administrative	592

Complementary work force – 12/31/10

Contracted	Other
1.548	20

115

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	2010	2009
Current Assets
Cash and banks	11,209	11,845
Consumers	99,598	79,950
Provision for credits of questionable liquidation	(23,458)	(32,847)
Stored materials	2,082	3,840
Taxes to recover	5,303	4,525
Acquisition of fuel on account of Fuel consumption account - CCC	40,190	10,040
Expenses paid in advance	14	11,740
Low-income social tariff	1,149	1,901
Other credits	9,341	9,157
	145,428	100,151
Non-Current Assets
Long-term assets
Taxes to recover	2,064	1,830
Legal deposits	6,311	5,544
Affiliates, controlled and parent co’s	-	-
Other debtors	-	-
Bond and credits to receive	12,493	-
Provision for credits of questionable liquidation	(12,697)	-
Other credits	464	567
	8,635	7,941
Investments	838	838
Property, plant and equipment	240,135	262,499
Intangible	5,150	4,170
	254,758	275,448
Total Assets	400,186	375,599

116

Marketletter – December 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	2010	2009
Current Liabilities
Suppliers	42,330	30,438
Taxes and social contributions	9,421	7,257
Loans and financing	46,904	11,868
Estimated obligations	2,642	1,299
Regulatory Charges	1,414	640
Complementary pension fund	1,117	949
Investment program	14,724	11,926
Provisions for contingencies	469	40
Other	4,219	8,545
	123,240	72,962
Non-Current Liabilities
Suppliers	-	-
Loans and financing	17,390	19,384
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Transferred goods from Eletronorte	-	136,490
Complementary security fund	4,674	5,414
Other	100	63
	54,881	194,068
Stockholders’ Equity
Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Accumulated Results	(138,317)	(140,865)
	(69,450)	(71,998)
Resources for capital increase	291,515	180,567
	222,065	108,569
Total Liabilities and Stockholders’ Equity	400,186	375,599

117

Marketletter – December 2010

Statement of Income for the period ended on December 31

(R$ thousand)

	2010	2009
Operating Revenue
Supply of electric energy	276,981	269,491
Other revenues	26,218	24,579
	303,199	294,070
Deductions to Operating Revenue
ICMS tax	(61,939)	(59,443)
Social contribution - COFINS	(23,044)	(22,539)
Social contribution - PASEP-PIS	(5,108)	(4,904)
Global Reversion Reserve	(5,369)	(2,283)
Energetic Efficiency Project - PEE	(1,009)	(963)
Research and Development	(947)	(994)
Fuel consumption account - CCC	(6,695)	(4,568)
Energetic development account - CDE	(5,812)	-
Other	(486)	-
	(110,409)	(95,694)
Net Operating Revenue	192,790	198,376
Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(92,262)	(94,558)
Cost of operation
Personnel	(5,075)	(4,976)
Material	(314)	(356)
Third party services	(12,492)	(12,781)
Raw material for production of electric energy	(89,194)	(83,675)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	79,299	74,900
Depreciation/Amortization	(8,436)	(12,206)
Credit losses of ICMS	(1,994)	(2,584)
Others	634	263
	(129,834)	(135,973)
Gross Operating Income	62,956	62,403
Operating Expenses
Expenses with sales	(20,074)	(48,605)
Administrative and general expenses	(21,429)	(13,202)
Others	(231)	(14)
	(41,734)	(61,821)
Result of Service	21,222	582
Financial Result
Financial revenues	11,805	1,409
Financial expenses	(17,508)	(10,304)
	(5,703)	(8,895)
Result before income tax and social contribution	15,519	(8,313)
Income tax and social contribution provision	(1,215)	(1,548)
Result before participation	14,304	(9,861)
Employees	(1,245)	(203,00)
Net income (loss) for the period	13,059	(10,064)
Net income (loss) per shares	0.27	(0.19)

118

Marketletter – December 2010

Market Data

Electric energy purchased for resale

	4th qrt/10	2010
MWh	239,796	908,842
Eletrobras System	195,380	709,217
Other	44,416	199,625

Energy sold

	4th qrt/10		2010
Distribution	R$ million	MWh	R$ million	MWh
State utilities	15	39,169	58	147,659
Industrial	4	9,613	17	35,794
Residential	39	85,061	143	309,736
Commercial	19	38,899	73	143,671
Other	5	14,302	66	53,175
Total	82	187,044	357	690,035

Fuel for production of electric energy

		4th qrt/10		2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
DIESEL	L	9,456,383	79	36,422,642	145

Losses  - %

4th qrt/10		2010
Technical	Commercial	Technical	Commercial
11.86	10.63	11.86	12.22

DEC- Duration of interruptions - in hours

4th qrt/10	2010
11.51	44.70

FEC – Frequency of interruptions – Number of outages

4th qrt/10	2010
9.3	44

TMA – Average response time – in minutes

4th qrt/10	2010
445.5	410.2

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural
1,833.14	15,436.18

Average tariff – R$/MWh

4th qrt/10	2010
438.40	517.37

Main investments - R$ million

Project	4th qrt/10	2010
Distribution
Installation of urban distribution system	2	6
Luz para todos (Light for All)	14	47
Maintenance of energy distribution system	2	5
Total	18	58

119

Marketletter – December 2010

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
Eletrobras	46	12/31/2015	R$

Loans and	2010	2011	2012	2013	2014	2015	After 2015
Financing	64	46	12	13	10	10	10

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	876,013	727,746	733,848	1,114,249	1,157,554	1,012,491	60,189,251
R$ million	114,51	93,56	94,31	136,32	137,15	137,66	4,904.82

Default – more than  120 days – on 12/31/10

Class	R$ million
Industrial	1
Residential	9
Commercial	4
Other	2
Total	16

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total
99	6	0	0	69	93	267

Department	Number of employees
Field	110
Administrative	157

Complementary work force – 12/31/10

Contracted	Other (*)
521	4

(*) Employees from others companies of the Eletrobras System

120

Marketletter – December 2010

Balance Sheet for the period ended on December, 31

(R$ thousand)

	12.31.2010	12.31.2009	01.01.2009
Assets
Current Assets

Cash and banks	29,972	26,598	15,923
Consumers and concessionaires	161,790	168,233	186,827
Program for reduction of electric energy consumption	4,398	4,466	4,499
Tariff charges	681	905	1,448
Free energy	3,267	6,960	8,986
Debtors	891	9,550	2,792
Taxes and social contributions to compensate	5,521	11,927	788
Social tariff for low-income consumers	9,364	9,099	10,504
Stored materials	6,489	5,318	3,913
Other credits	24,120	16,678	10,509
	246,493	259,734	246,189
Non-Current Assets
Long-term assets
Consumers	149,664	114,226	107,155
Taxes and social contributions to compensate	4,060	2,072	3,424
Collaterals and tied deposits	4,484	4,340
Deposits linked to litigations	27,578	28,134	28,012
Financing assets - concessions - distribution	360,289	283,607	217,427
Others	9,454	7,706	8,120
	555,529	440,085	364,138
Investments	168	168	168
Intangible asset - concessions - distribution	62,218	69,662	76,537
Property, plant and equipment - use of public property	23,977	17,676	10,370
	641,892	527,591	451,213
Total of Assets	888,385	787,325	697,402

121

Marketletter – December 2010

(R$ thousand)

	12.31.2010	12.31.2009	01.01.2009
Liabilities
Current Liabilities

Suppliers	90,825	70,308	65,055
Program for the reduction of electric energy consumption	2,409	2,410	2,417
Tariff charges	522	564	1,104
Payment-roll	5,652	5,722	4,582
Program of voluntary resignation		8,067
Taxes and social contributions	35,191	37,103	40,449
Loans and financing	70,884	7,512	52,078
Employees benefits	17,556	18,853	17,733
Provision for vacations and social charges	10,238	9,137	8,873
Regulatory taxes	7,274	2,376	3,130
Program for energy efficiency	11,043	26,320	8,561
Others	40,108	28,067	22,564
	291,702	216,439	226,546
Non-Current Liabilities

Long-term liabilities
Taxes and social contributions	12,889	15,307	18,934
Loans and financing	186,336	147,823	340,200
Resources for capital increase	7,485	525,484	235,834
Provision for contingencies	77,088	64,636	61,270
Program for the reduction of electric energy consumption	20,511	3,404	19,112
Other obligations	18,370	19,608	21,018
	322,679	776,262	696,368
Stockholders’ Equity

Social Capital	525,484	21 8,393	21 8,393
Fair value and equity adjustment	(39,227)	(39,227)	(39,227)
Other comprehensive income	(51,852)	(50,683)	(37,042)
Accrued losses	(160,400)	(333,859)	(367,636)
	274,005	(205,376)	(225,512)
Total Liabilities	888,385	787,325	697,402

122

Marketletter – December 2010

Statement of Income for the period ended on December, 31

(R$ thousand)

	2010	2009
Continuing operations
Revenue	705,997	694,844
(-)Cost of electric energy service	(604,664)	(520,832)
Gross Operational Income	101,333	174,012
Expenses with sales	(57,090)	(69,922)
Administrative and general expenses	(92,433)	(58,163)
Other Revenues (Expenses) net	(417)	(1,805)
Operating Result	(48,607)	44,122
Financing revenue	61,441	50,124
(-) Financing expenses	(55,451)	(58,172)
Financing result	5,990	(8,048)
Result before taxes	(42,617)	36,074
Social contribution on net income		(735)
Income tax		(1,562)
Net income (loss) for the period	(42,617)	33,777
Net income (losses) basic and diluted per share
Common	(0.12)	0.10
Preferred	(0.13)	0.11

123

Marketletter – December 2010

Market data

Electric energy purchased for resale

	4th qrt/10	2010
MWh	1,067,455	3,922,001
Eletrobras	640,472	2,353,200
Other	426,983	1,568,801
R$ million	99,395	341,862
Eletrobras	47,633	178,293
Other	51,762	163,569

Energy sold

	4th qrt/10		2010
Distribution	R$ million	MWh	R$ million	MWh
Residential	77	237,160	272	924,743
Industrial	25	115,920	92	467,648
Commercial	49	137,764	170	530,211
Rural	10	55,100	24	147,680
Government	10	32,708	37	127,958
Public illumination	6	34,062	23	136,058
Public service	9	42,769	31	168,549
Total	186	655,483	649	2,502,847

Losses  - %

4th qrt/10		2010
Technical	Commercial	Technical	Commercial
8.42	24.53	8.42	23.03

DEC- Duration of interruptions - in hours

4th qrt/10	2010
4.4133	20.4261

FEC – Frequency of interruptions – Number of outages

4th qrt/10	2010
3.6043	14.2010

TMA – Average response time – in minutes

4th qrt/10	2010
130	131

Average tariff – R$/MWh

4th qrt/10	2010
268.72	254.13

Main investments - R$ million

Project	4th qrt/10	2010
Distribution	55	128
Citizen energy	39	85
Northeastern region energy	16	43
Other	5	10
Total	60	138

124

Marketletter – December 2010

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
Eletrobras	212	2022	Real
Faceal	31	2015	Real
BNDES	1	2013	Real
Bic Banco	12	2012	Real
Banco do Brasil		2010	Real
Lloyds Bank	1	2024	Dólar

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2010	2011	2012	2013	2014	2015	After 2015
Local currency	256	71	39	39	35	28	44
Foreign currency	1	-	-	-	-	-	1

Energy Purchase Agreement	2011	2012	2013	2014	2015	After 2015
MWh	4,134,833	4,240,353	5,293,306	5,356,260	5,471,576	5,734,623
R$ thousand	377,138	391,427	526,737	530,645	542,397	562,337

Default – more than 120 days – on 12/31/10

Class	R$ million
Residential	8
Industrial	38
Commercial	13
Rural	28
Government	6
Public ilumination	12
Other	1
Total	106

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
559	1		38	282	379	1,259

Department	Number of employees
Field	489
Administrative	770

125

Marketletter – December 2010

Balance Sheet for the period ended on December, 30

(thousand R$)

Assets	12/31/10	12/31/09	01/01/09
Current Assets
Cash and banks	13,587	14,980	11,310
Open market application	51,060	112,018	21,439
Consumers	387,097	344,142	334,109
Electric energy credits installments	46,399	79,137	53,756
(-)Provision for credits of questionable liquidation	(246,550)	(205,008)	(165,950)
Taxes to compensate	5,079	8,376	9,511
Low-income consumption – subsidies to receive	10,621	11,637	21,486
Stored materials	14,171	10,106	6,854
Other credits	21,422	5,488	3,179
	302,886	380,876	295,694
Non-Current Assets
Electric energy credits - installments	80,951	12,586	2,753
Provision for credits of questionable liquidation	(43,591)	-	-
Taxes to compensate	3,345	3,644	3,538
Financial Asset Indemnified	348,925	158,583	164,282
Legal deposits	16,004	21,726	11,441
Others	1,118	305	305
	406,752	196,844	182,319
Investments	146	146	146
Property, plant and equipment	34,224	19,520	7,570
Intangible – concession - distribution	72,738	85,985	134,927
	107,108	105,651	142,643
	513,860	302,495	324,962
Total Assets	816,746	683,371	620,656

126

Marketletter – December 2010

Liabilities and Stockholders Equity	12/31/10	12/31//09	01/01/09
Current Liabilities
Suppliers	76,189	72,966	72,583
Free energy	8,113	2,171	2,518
Payment-roll	1,656	2,299	5,088
Program of voluntary dismissal	-	7,827	-
Loans and financing	77,162	66,383	90,308
Taxes and contributions	39,446	44,956	43,479
Private security fund	15,425	8,741	7,360
Estimated obligations	14,183	12,729	9,327
Regulatory taxes	19,973	32,638	29,530
Other payable accounts	21,009	16,356	11,594
	273,156	267,066	271,787
Non-Current Liabilities
Free energy	-	26,036	19,614
Taxes and contributions	18,042	-	-
Loans and financing	344,515	357,430	493,605
Private security fund	104,171	89,957	95,508
Resources for capital increase	183,953	779,224	494,369
Regulatory taxes	22,283	-	-
Provision for contingencies	74,235	51,851	22,927
Other payable accounts	869	1,170	1,568
	748,068	1,305,668	1,127,591
Stockholders Equity
Social Capital	779,224	375,023	375,023
Capital Reserves	-	31,536	31,536
Income reverve	(25,750)	-	-
Accumulated losses	(957,952)	(1,295,922)	(1,185,282)
	(204,478)	(889,363)	(778,723)
Total Net Stockholders Equity	(204,478)	(889,363)	(778,723)
Total Liabilities	816,746	683,371	620,656

127

Marketletter – December 2010

Statement of Income for the period ended on December, 30

(R$ thousand)

Operating Revenue	2010	2009
Supply of electric energy	451,887	816,025
Construction revenue	211,068	(25,083)
Use of grid and short-term energy	433,048	30,118
Other revenues	102,598	26,366
	1,198,601	847,426
Deductions to Operating Revenue
Service tax - ICMS	(198,821)	(167,211)
Social contribution - COFINS	(73,578)	(67,794)
Social contribution - PIS/PASEP	(15,983)	(14,717)
Social contribution - ISS	(18)	(74)
Global Reversion Reserve	(1,651)	(4,666)
Consumer charge	(30,735)	(26,057)
	(320,786)	(280,519)
Net Operating Revenue	877,815	566,906
Cost with electric energy
Cost with electric energy	(323,489)	(295,090)
Cost with operation	(136,422)	(118,244)
Cost with construction	(211,068)	25,083
	(670,979)	(388,251)
Gross Income	206,836	178,655
Operating Expenses
Expenses with sales	(144,679)	(107,808)
Administrative and general expenses	(85,981)	(96,932)
Other operating net revenue (expenses)	384	(2,106)
	(230,275)	(206,846)
Operating result	(23,439)	(28,190)
Financing revenues (expenses)
Income from financial applications	5,647	2,525
Arrears – energy sold	16,674	13,468
Debt charges	(33,735)	(58,329)
Debt monetary variation	(28,837)	(30,393)
Other	4,592	(9,721)
	(35,660)	(82,450)
Result before taxes	(59,099)	(110,640)
Income tex ad social contribution	(9,491)	-
Loss for the period	(68,590)	(110,640)
Loss per share	(R$0.0880)	(R$0.0042)

128

Marketletter – December 2010

Market Data

Electric energy purchased for resale

	Eletrobras System		Others
	4th qrt	2010	4th qrt	2010
MWh		1.801.980		1.665.705
R$ million		165,70		157,79

Energy sold

	4th qrt		2010
Distribution to	R$ million	MWh	R$ million	MWh
State utilities	40.847	111,711	148.511	422,612
Industrial	20.531	64,798	76.531	251,424
Residential	133.773	268,239	488.109	989,528
Commercial	57.083	122,867	208.245	453,775
Other	-42.303	32,194	-60.020	101,424
Total	209.931	599,809	861.376	2,218,863

Losses  - %

4th qrt		2010
Technical	Commercial	Technical	Commercial
12,93	20,24	12,60	20,91

DEC- Duration of interruptions - in hours

4th qrt	2010
11,8	40,81

FEC – Frequency of interruptions – Number of outages

4th qrt	2010
8,97	32,15

TMA – Average response time – in minutes

4th qrt	2010
274	238

Extension of distribution lines (km) – 12/31/10

AT + BT urban	AT + BT rural
12,718	41,365

Average tariff – R$/MWh

4th qrt	2010
320,74	313,92

Main Investments - R$ million

Project	4th qrt	2010
Light for all	72,7	230,7
Transmission	10,6	20,7
Distribution	7,6	18,1
Other	3,7	6,4
Total	94,6	275,9

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
Eletrobras	352,914	2017	FINEL
B BRASIL/ROL	3,130	2014	IGPM
BB/MORGAN	7,608	2024	DOLAR
CHESF	58,025	-	IGPM

129

Marketletter – December 2010

Contract obligations on 12/31/10

Loans and Financing– R$ million	2011	2012	2013	2014	2015 and After
	34,452	51,677	68,903	86,129	103,354

Energy Purcahse Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	3,467,685	4,040,605	4,523,977	3,088,899	2,599,428	2,035,284	35,866,965
R$	263,396,685.66	348,191,258.08	478,330,783.87	410,712,334.16	358,331,163.13	296,846,170.34	5,231,196,793.71

Default – more than  120 days – on 12/31/10

Class	R$ million
Industrial	30.915
Residential	0.161
Commercial	16.502
Other	147.925
Total	195.503

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
325	0	1	14	243	747	1,330

Department	Number of employees
Field	683
Administrative	647

Complementary work force – 12/31/10

Contracted	Other
1,210	9

 (*) Employees from others companies of the Eletrobras System

130

Marketletter – December 2010

Balance Sheet for the period ended on December, 30

(R$ thousand)

Assets	12/31/2010	12/31/2009	01/01/2009
Current Assets
Cash and banks	72,476	78,624	8,282
Consumers	140,831	127,333	102,455
CCC – Diesel reimbursement	91,011	17,628	-
Collaterals and linked deposits	22,613	-	-
Taxes to compensate	23,755	20,325	26,304
Stored materials	5,809	5,305	7,972
Expenses paid in advance	5,533	2,058	2,368
Others	21,555	11,350	16,303
	383,583	262,623	163,684

NÃO CIRCULANTE
Consumers	50,970	70,128	89,792
Collaterals and linked deposits	14,660	4,309	9,487
Taxes to compensate	5,988	6,138	6,595
CCC – Diesel reimbursement	371,599	99,178	-
Expenses paid in advance	10,035	12,042	14,049
Financial Asset Indemnified (concession)	287,282	207,838	129,467
Others	10,917	21,335	11,879
Investments	1,833	1,836	1,836
Property, plant and equipment - net	14,198	3,795	5,763
Intangible	105,689	108,704	109,352
	873,171	535,303	378,220
TOTAL DO ATIVO	1,256,754	797,926	541,904

131

Marketletter – December 2010

(R$ thousand)

Liabilities and Stockholders’ Equity	12/31/2010	12/31/2009	01/01/2009
Current Liabilities
Suppliers	174,118	90,335	56,354
Pay-roll	1,641	1,459	1,193
Taxes to collect	21,013	20,854	17,586
Loans and financing	15,937	4,892	73,398
Provision for Contingencies	26,103	16,498	-
Estimated obligations	18,603	5,952	5,149
CCC – Diesel reimbursement	9,047	23,991	21,987
Regulatory taxes	9,093	13,068	22,863
Others	16,414	11,347	13,167
	291,969	188,396	211,697

Non-Current Liabilities
Long-term liabilities
Loans and financing	92,907	98,859	388,298
Provision for tax, civil and labor risks	15,819	10,557	12,019
CCC – Diesel reimbursement	487,960	151,800	56,513
Taxes to collect	3,450	3,563	3,992
Resources for capital increase	80,998	1,196,809	718,687
Regulatory taxes	20,008	6,872	-
	701,142	1,468,460	1,179,509
Stockholders’ Equity (not covered)
Social Capital	1,117,860	362,732	362,732
Capital Reserves	-	47,793	47,790
Accrued losses	(854,217)	(1,269,455)	(1,259,824)
	263,643	(858,930)	(849,302)
Total Liabilities and Stockholders’ Equity (not covered)	1,256,754	797,926	541,904

132

Marketletter – December 2010

Statement of Income for the period ended on December, 30

(R$ thousand)

	12/31/2010	12/31/2009
Net revenue	638,677	627,252
Service cost	(459,599)	(473,461)
Gross income	179,078	153,791
Expenses with sales	(80,690)	(54,893)
Administrative expenses	(91,052)	(77,564)
Other revenues	3,105	923
Other expenses	(2,142)	(5,418)
Operating Income	8,299	16,839
Financial Revenues	41,150	30,419
Financial Expenses	(35,607)	(56,888)
Financing result	5,543	(26,469)
Income (losses) before taxes	13,842	(9,630)
Income tax	(6,706)	-
Social contribution on net income	(2,423)	-
Income (losses) for the period	4,713	(9,630)
Income (loss) for 1.000 shares (R$)	0.00422	(0.00861)

133

Marketletter – December 2010

Market Data

Electric energy purchased for resale

	4th qrt/10	2010
National Interconect System -SIN
MWh	632,468	2,416,434
R$ million	141.85	125.35
Other
MWh	149,254	663,366
R$ million	(115.69)	134.88

Energy sold

	4th qrt		2010
Distribution	R$ million	MWh	R$ million	MWh
State utilities	4.55	21,389	17.45	83,991
Industrial	35.12	104,194	129.78	394,086
Residential	83.92	220,097	305.09	793,957
Commercial	53.74	132,404	190.03	480,267
Other	36.80	115,560	132.74	424,895
Non-invoiced income	1.56	-	(0.27)	-
Total	215.69	593,644	774.82	2,177,196

Fuel for production of electric energy

		4th qrt		2010
Type	Metric unit	Quantity	R$ million	Quantity	R$ million
Diesel	M3	18,762	30.32	69,88	111.02

Total  losses  - %

4th qrt	2010
Commercial
23.99	29.08

DEC- Duration of interruptions - in hours

4th qrt	2010
9.18	31.75

FEC – Frequency of interruptions – Number of outages

4th qrt	2010
7.91	29.89

TMA – Average response time – in minutes

4th qrt	2010
279.16	204.2

Extension of distribution lines (km) – 09/30/10

				Voltage (kV)
138kv	69kv	34,5kv	13,8kv Urb,	13,8kv Rural	Total
359	339	548	11,659	27,100	40,005

Average tariff – R$/MWh

4th qrt	2010
310.17	300.23

134

Marketletter – December 2010

Main investments - R$ million

Project	4th qrt	2010
Distribution	33.23	146.34
Rural Expansion of the distribution Light for All	27.49	110.03
Expansion of Urban distribution	0.18	2.80
Maintenance of the distribution system	4.42	15.95
Maintenance of transmission system	0.01	0.02
Isolated system - energy	0.00	0.02
Modernization – Distribution and Comercialization System	0.68	3.76
Expansion of the Distribution System	0.45	13.76
Infrastructure and suport	0.95	3.17
Maintenance of real estate	0.31	1.02
Maintenance of vehicles, machinery and equipment	0.35	1.18
Maintenance of info assets	0.29	0.97
Total	34.18	149.51

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Due date	Currency
Eletrobras	108.84	2025	Real

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
	15.79	15.95	16.31	12.05	9.54	35.71

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	2,921,395	3,186,896	3,459,387	3,638,122	3,990,539	4,159,078	18,855,115
R$ million	356.59	388.99	422.25	444.07	487.09	507.66	2,301.46

Default – more than  120 days – on 12/31/10

Class	R$ million
Industrial	8.21
Residential	4.26
Commercial	3.76
Other	91.46
Total	107.69

Number of employees – 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
271	2	3	55	243	174	748

Department	Number of employees
Field	380
Administrative	368

Complementary work force – 09/30/10

Contracted	Other (*)
0	5

(*) Employees from others companies of  theEletrobras System

135

Marketletter – December 2010

Balance Sheet for the period ended on December 31

(R$ thousand)

Assets	12/31/10	12/31/09	01/01/2009
Current Assets
Cash and banks	1,694	2,188	3,437
Consumers and Concessionaire	117,386	103,838	138,501
(-)Provision for credits of questionable liquidation	(70,617)	(48,019)	(96,419)
Debtors	2,900	2,532	992
Stored materials	2,075	1,790	1,840
ICMS tax to recover	613		344
CCC - reimbursement	49,792
Others Credits	1,477	633	1,408
	105,320	62,962	50,103
Non- Current Assets
Consumers and concessionaire	65,408	60,105	13,181
(-)Provision for credits of questionable liquidation	(25,288)
Indemnified asset (concession)	92,244	88,063	82,829
Other credits	2,454	5,201	1,443
Property, plant and equipment	8,324	9,173	9,513
Intangible	13,045	35,213	36,827
	156,187	197,755	143,793
Total Assets	261,507	260,717	193,896

136

Marketletter – December 2010

Liabilities and Stockholders’ Equity	12/31/10	12/31/09	01/01/2009
Current Liabilities
Suppliers	255,457	124,004	70,498
Payment-roll	1,669	1,038	957
Loans and financings	2,804	2,527	2,181
Regulatory taxes	3,139	1,194	908
Taxes and social contributions	1,616	1,596	1,956
Estimated obligations	5,118	4,419	3,883
Provisions for contingencies	10,614	8,759	903
Research and Development / energy efficiency	3,552	1,232	966
Related parties	8,413	6,303	48,026
Other obligations	2,307	6,622	943
	294,689	157,694	131,221
Non-Current Liabilities
Loans and financings	13,595	16,223	14,844
Related parties	46,540	64,506	28,467
Research and Development / energy efficiency	1,752	3,962	3,647
Retirement benefit	7
	61,894	84,691	46,958
Stockholders’ Equity
Social Capital	320,743	320,743	320,743
Equity valuation adjustment	(144)
Accrued losses	(415,675)	(302,411)	(305,026)
	(95,076)	18,332	15,717
Total Liabilities and Stockholders’ Equity	261,507	260,717	193,896

137

Marketletter – December 2010

Statement of Income for the period ended on December 31

(R$ thousand)

	2010	2009
Net Operating Revenue	127,256	144,370
Service Cost	(118,286	(113,911)
Gross income (expenses)	8,970	30,459
Sales expenses	(66,474)	(5,807)
General and administrative expense	(26,779)	(27,146)
Other operating expense	(3,788)	(10,667)
Other revenue (expenses)	(6,413)	(1)
Operating loss before financing result	(94,484)	(13,162)
Financing revenues	23,138	32,274
Financing expenses	(41,918)	(16,497)
Financing result	(18,780)	15,777
Income (expenses) before tax	(113,264)	2,615
Net income (expenses) for the period	(113,264)	2,615
Income (loss) per 1,000 shares	(0.42)	0.01

138

Marketletter – December 2010

Market Data

Energia Gerada

Plant	Install	Generated Energy - MWh		Beginning of operation	End of concession
	Capacity - MW	4th qrt/10	2010
Floresta	40MW	0	103,620.53	Apr/2010	Mar/2012
Distrito	20MW	3,596.94	68,118.04	Apr/2010	Mar/2012

Electric energy purchased for resale

	4th qrt/10	2010
MWh	184,420.998	479,918.730
R$ million	29.13	73.42

Energy sold

	4th qrt/10		2010
Class	R$ million	MWh	R$ million s	MWh
State utilities	4.51	22,680	17.47	87,241
Industrial	0.754	3,134	3.01	12,987
Residential	21.7	65,856	77.95	238,782
Commercial	8.86	30,082	31.82	108,929
Other	1.33	6,954	5.37	28,473
Total	37.15	128,706	135.62	476,412

Fuel for production of electric energy

		4th qrt/10		2010
Type	Metric unit	Quantity	R$	Quantity	R$
Diesel	L	51,839,015	92,973,598.50	51,839,015	92,973,598.50

DEC- Duration of interruptions - in hours

4th qrt/10	2010
5.83	16.97

FEC – Frequency of interruptions – Number of outages

4th qrt/10	2010
5.69	22.11

TMA – Average response time – in minutes

4th qrt/10	2010
100.80	82.93

Extension of distribution lines (km) – 12/31/10

km	Voltage (kV)
924.424	127V ou 220V
1,042.21	13.8kV
70.27	69kV

Average tariff – R$/MWh

4th qrt/10	2010
288,71	283,45

139

Marketletter – December 2010

Main Investments - R$ million

Project	4th qrt	2010
Distribuition
Maintenance of energy distribution system	0.380	1.291
Modernization and adaptation of energy distribution and commercialization system	0.048	1.561
Expansion of Urban Electricity Distribution	0.978	2.942
LPT
Expansion of Rural Electricity Distribution	0.572	0.607
Outros
Maintenance and adjustment of real estate	0.098	0.255
Maintenance and adjustment of property, vehicles and equipment	0.236	0.292
Maintenance and adjustment of info assets	2.115	3.227
Subtransmission
Maintenance of Electric Energy Subtransmission System	0.000	0.095
Total	4.427	10.270

Loans and Financing – R$ million

Creditor	Balance on 12/31/10	Date Due	Currency
Eletrobras – RES 0676/03	7.54	10/30/2015	R$
Eletrobras – ECF 1554/97	6.70	10/30/2015	R$
Eletrobras – RES 0898/03	1.71	11/30/2015	R$
Eletrobras – RES 2516/05	0.25	12/30/2014	R$
Eletrobras – RES 2554/05	0.20	12/30/2014	R$
Eletrobras Eletronorte	24.11	11/30/2013	R$

Contract obligations on 12/31/10 – R$ million

Loans and Financing	2011	2012	2013	2014	2015	After 2015
Eletrobras	2.77	3.06	3.40	3.77	3.40	-
Eletronorte	7.49	8.28	8.34	-	-	-

Energy Purchase Agreement	2010	2011	2012	2013	2014	2015	After 2015
MWh	479,918	632,601	660,341	703,499	741,635	660,341	3,541,831
R$ million	73.42	160.02	183.73	216.14	249.70	284.96	1,528.42

Default – more than  180 days – on 12/31/10

Class	R$ million
Industrial	0.25
Residential	5.12
Commercial	1.02
Other	16.71
Total	23.10

Number of employees – on 12/31/10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
103	86	5	1	53	47	295

Department	Number of employees
Field	148
Administrative	147

Complementary work force – 12/31/10

Contracted	Other
02	01

140

Marketletter – December 2010	Participation Company

Eletropar has a minority participation of 49% in the share capital of Eletronet SA - Eletronet and acts as representative of the interests of the utilities controlled by Eletrobras at Eletronet, with the responsibility of passing through the business earnings to these companies. Eletropar is paid for these administration services and is reimbursed for expenses incurred on account of services rendered.

141

Marketletter – December 2010

Balance Sheet for the period ended on December 31
(R$ thousand)

Assets	12/31/2010	12/31/2009	01/01/2009
Current Assets
Cash and banks	58,677	33,829	26,511
Return on investments	2,220	1,240	1,063
Fiscal assets to recover	757	806	2,257
Sundry credits	-	753	-
Others	52	281	119
	61,706	36,909	29,950

Non-current assets
Investments	149,430	148,321	130,349
Property, plant and equipment
Furniture and utensils	209	199	188
(-) Accumulated depreciation	(163)	(149)	(140)
	46	50	48
Intangible	8	1	-
	149,484	148,372	130,397
Total Assets	211,190	185,281	160,347

Liabilities and stockholders equity	12/31/2010	12/31/2009	01/01/2009
Current liabilities
Stockholders remuneration	2,721	968	3,220
Payable accounts - Eletrobras	534	724	391
Tax obligations	383	145	182
Estimated obligations	13	12	17
Other	38	49	46
	3,688	1,898	3,855

Non-current liabilities
Provisions for fiscal risks	1,531	-	-
Income tax and social contribution - deferred	26,729	25,857	16,405
Obligation with companies	-	-	1
Advances for future capital increase	-	62,285	62,285
	28,260	88,142	78,691

Stockholders equity
Social capital	118,054	55,769	55,769
Income reserve	1,143	569	533
Additional Proposed Dividend	8,161	507	7,598
Equity adjustment	51,885	50,193	31,846
Accrued losses	-	(11,797)	(17,945)
	179,242	95,241	77,801
Total liabilities and stockholders equity	211,190	185,281	160,347

142

Marketletter – December 2010

Statement of Income for the period ended on December 31
(R$ thousand)

	2010	2009
Operating Revenues
Dividends	20,045	15,194
Interes on own capital	1,276	920
Equity participation	4,615	4,496
	25,937	20,610
Operating Expenses
Personnel/fees	2,329	2,615
Materials and Products	88	87
Traveling expenses, transportation, training	103	52
Third party services	476	447
Publicity	284	325
Taxes and contributions	271	538
Rent, Condominium Installments and Municipal Taxes	73	64
Operational provision	1,834	1,060
Equity acquisition - losses	320	226
Other	76	74
	5,854	5,488
Operating Result BEFORE FINANCING RESULT	20,082	15,123
FINANCIAL REVENUES (EXPENSES)	20,091
Financing revenues	4,082	2,650
Financing expenses	(87)	(438)
FINANCIAL RESULT	3,995	2,212
Income before income tax and social contribution	24,077	17,336
Income tax and social contribution	(826)	(136)
Net income for the period	23,252	17,199
Net income per share
Basic and diluted	2.14322	1.65517

143

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.